The information in this preliminary prospectus supplement is not complete and may be changed. The registration statements to which this preliminary prospectus supplement relates have been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectuses are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-62356
333-130724
and 333-131780
Subject to Completion, dated June 12, 2006
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 11, 2001 and Prospectus dated April 12, 2006)
8,000,000 Shares
Horizon Offshore, Inc.
Common Stock

We are selling 2,000,000 shares of our common stock and the selling stockholders, who acquired their shares in exchange for our subordinated debt, are offering 6,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.
Our common stock commenced trading on the Nasdaq National Market on June 12, 2006 under the symbol “HOFF.” On June 9, 2006, the last reported sales price of our common stock, which traded on the Over-the-Counter Bulletin Board under the symbol “HRZO.OB,” was $24.50 per share.
Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on S-8 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Horizon Offshore, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$
The underwriters have been granted a 30-day option to purchase up to an additional 1,200,000 shares of common stock from the selling stockholders on the same terms and conditions as set forth above if the underwriters sell more than 8,000,000 shares of common stock in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectuses. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about June      , 2006.

Lehman Brothers

Jefferies & Company

Johnson Rice & Company L.L.C.

Oppenheimer & Co.
June       , 2006.

i

ABOUT THIS PROSPECTUS SUPPLEMENT
      This prospectus supplement supplements two different prospectuses, which are separately included as part of three different registration statements. The prospectus dated June 11, 2001, which is a part of Registration Statement No. 333-62356 and to which we refer as the accompanying company prospectus, relates to the offering of common stock by us. The prospectus dated April 12, 2006, which is a part of Registration Statement No. 333-131780 and Registration Statement No. 333-130724 and to which we refer as the accompanying selling stockholder prospectus, relates to the offering of common stock by the selling stockholders. We refer collectively to the accompanying company prospectus and the accompanying selling stockholder prospectus as the “accompanying prospectuses.”
      This document has three parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectuses and the documents incorporated by reference. The second and third parts are the two accompanying prospectuses, which give more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, the information contained in the accompanying prospectuses or the information contained in any document incorporated by reference herein or therein, the information contained in the most recently dated document shall control.
      It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectuses, including the documents incorporated by reference herein and therein, in making your investment decision. This prospectus supplement and the accompanying prospectuses incorporate important business and financial information about us that is not included in or delivered with these documents. This information is available without charge upon written or oral request. See “Where You Can Find More Information” on page S-63 of this prospectus supplement.
      You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectuses. We have not authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in this prospectus supplement or the applicable accompanying prospectuses in connection with the offering of shares of common stock in this offering. You should not assume that the information contained in this prospectus supplement and the accompanying prospectuses is correct as of any date after the respective dates of this prospectus supplement and the accompanying prospectuses, even though this prospectus supplement and the accompanying prospectuses are delivered or these shares of common stock are offered or sold on a later date.

ii

SUMMARY
      This summary highlights selected information from this prospectus supplement and the accompanying prospectuses, but does not contain all of the information you need to consider in making an investment decision. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this prospectus supplement, the accompanying prospectuses and the documents incorporated by reference herein and therein. You should also read the section entitled “Risk Factors” and our consolidated financial statements and the accompanying notes contained herein. You should also consult with your own legal and tax advisors. References to “we,” “us,” “our” and similar terms refer to Horizon Offshore, Inc. and its consolidated subsidiaries, unless the context requires otherwise. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares. All share and per share amounts have been adjusted to reflect the one-for-twenty-five reverse stock split we effected on April 12, 2006.
Our Business
      We are a leading provider of marine construction services for the offshore oil and natural gas industry. We currently operate in the U.S. Gulf of Mexico, Latin America, Southeast Asia and West Africa. Our services include laying, burying and repairing marine pipelines, installing production platforms and disassembling and salvaging production platforms. Our fleet consists of nine construction vessels that are capable of performing a wide range of services, with our focus being in water depths up to 1,000 feet.
      As a result of current commodity prices, oil and gas companies have significantly increased their offshore exploration, development and construction activity, increasing demand for all of our services. At the same time, demand for our services has increased substantially due to the significant amount of repair and salvage work required for platform and pipeline damage caused during the 2004 and 2005 hurricane seasons in the U.S. Gulf of Mexico.
      Our customers consist of major, national and independent oil and gas companies and other energy related companies. We provide most of our services under fixed price contracts for a clearly defined scope of work. However, the amount of work we perform on a day-rate basis has increased substantially as a result of hurricane repair and salvage work. Our customers generally award contracts by means of a competitive bidding process. Our contracts are typically of short duration in the U.S. Gulf of Mexico, being completed in periods as short as several days to periods of up to several months, depending on the nature of the project and the type of vessel utilized in the project. International construction projects, including offshore Mexico, typically have longer lead times and extended job durations from several months to over a year. During the first quarter of 2006, we were awarded several new contracts, including a significant contract with Petróleos Mexicanos, or Pemex, and a material change order to an existing contract with Pemex. The Pemex contracts total approximately $180.0 million, and we expect to complete these contracts by the end of 2006.
      For the year ended December 31, 2005, we reported record revenues of $325.0 million and adjusted EBITDA of $50.7 million. We reported record revenues of $129.9 million and adjusted EBITDA of $38.5 million for the quarter ended March 31, 2006. The first quarter has historically has been our slowest quarter due to seasonal factors.
Our Strengths
      We believe our strengths include:

•	Broad Operating Capabilities. Our marine fleet has a wide range of capabilities and performs construction projects, primarily in water depths up to 1,000 feet. Our fleet consists of four pipelay and pipebury vessels, two derrick barges, one combination pipelay and derrick vessel, one dynamically positioned deepwater construction and pipelay vessel and one dedicated pipebury barge. We are capable of installing small and large diameter pipelines, as well as installing and removing platforms requiring lifts of up to 1,200 tons.

•	Operating Experience and Expertise. We believe we have consistently demonstrated the ability to complete small and large projects on time and within budget. We place a strong emphasis on attempting to sequentially structure work in adjacent areas to reduce mobilization and demobilization time. In addition, we have substantial project management controls and reporting systems which allow us to monitor our project status on a daily basis.

•	Geographically Focused on Attractive Markets. We believe we are well positioned to benefit from the high levels of major marine construction, repair and salvage activity in the Gulf of Mexico, both in the U.S. and Mexico. Additionally, our fleet can provide marine construction services on a global basis, allowing us to take advantage of select opportunities as they arise. We have successfully completed projects in other international areas, including West Africa, South America, Southeast Asia and the Mediterranean.

•	Excellent Customer Relationships. Our customers consist of a wide spectrum of oil and gas and other energy related companies. We believe that we maintain excellent relationships with our customers and their third party engineering firms and are routinely awarded repeat business from our core base of customers.

•	Experienced Management Team. We have an experienced management team that promotes business discipline and accountability throughout our organization. We emphasize quality, safety and best practices, which we believe minimizes risk and increases profitability. On average, members of our senior management have 26 years of industry experience.
Our Strategies
      Our business strategy is to enhance our position as a provider of marine construction services. We intend to achieve this goal by:

•	Increasing the Operating Capabilities of our Fleet. We intend to continue to expand our fleet capabilities through acquisitions and vessel upgrades to meet our customers’ needs and improve project execution. We recently acquired the Texas Horizon, a dynamically positioned deepwater construction and pipelay vessel. The operating capabilities of the Texas Horizon allow us to provide services that we have historically subcontracted, giving us greater control of project execution. We intend to acquire additional vessels and make vessel upgrades in the future as opportunities arise.

•	Maintaining Our Focus in the Gulf of Mexico. We intend to maintain our focus in the U.S. Gulf of Mexico and offshore Mexico where we have a significant presence. We believe our strong competitive position and established customer base, coupled with the positive outlook for new marine construction activity and hurricane related repair and salvage work in the U.S. Gulf of Mexico, presents an attractive long-term opportunity. Damage from Hurricanes Katrina and Rita is still being evaluated, and repair and salvage activities are expected to require several years to complete.

•	Take Advantage of Select Opportunities. We intend to continue to selectively grow our operations in attractive international markets, including Latin America, Southeast Asia and West Africa, where our management team has prior experience. These areas have offshore environments similar to the U.S. Gulf of Mexico. We recently entered into contracts for work in offshore Mexico, Colombia and Southeast Asia.

•	Delivering Strong Execution. Our management team has been able to attract and retain experienced personnel, who we believe provide our customers with the best project execution in our industry. We intend to continue to improve our execution by focusing on methods to improve asset and personnel utilization, economies of scale, flexibility and responsiveness to project requirements.

•	Reducing and Managing Risks. As part of our strategy for improving margins, maintaining financial discipline and ensuring adequate liquidity, we are striving in the current environment to modify our contract terms to reduce the risks we assume. Further, we are identifying and implementing throughout our business the best practices for reducing and managing risks associated with our operations and our industry.
Industry Overview
      The level of activity in the marine construction services industry depends primarily on the level of capital expenditures of oil and gas companies in connection with offshore oil and gas field developments. Exploration and production spending by oil and gas companies has increased significantly over the past few years due to increases in the commodity markets and the strong demand for oil and gas. We believe the current environment supports further increases in the level of marine construction activity in the future.
      The marine construction industry in the Gulf of Mexico historically has been highly seasonal, with contracts typically awarded in the spring and early summer and performed before the onset of adverse weather conditions in the winter. The scheduling of much of our work is affected by weather conditions, and many projects are performed within a relatively short period of time. However, recent capacity constraints due to the high demand for marine construction services in the U.S. Gulf of Mexico have mitigated this historical seasonality.
Our Recapitalization
      Delays or an inability to collect outstanding claims and receivables over the past several years, coupled with other factors which negatively impacted our liquidity, caused us to fund our operating losses in 2003 and 2004 with what turned out to be an unsustainable debt load. In an effort to reduce our debt and gain much needed working capital, we adopted a recapitalization plan which we initiated at the end of the first quarter of 2005. The implementation of our recapitalization plan resulted in the issuance of an equivalent of 95% of our outstanding common stock to holders of our subordinated debt. This offering will allow us to further reduce our debt, provide additional working capital to support operations and fund our capital expenditure requirements. All of the shares being sold by the selling stockholders in this offering were acquired in the recapitalization.

THE OFFERING

Common stock offered by us	2,000,000 shares

Common stock offered by the selling stockholders	6,000,000 shares (7,200,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Total shares offered	8,000,000 shares (9,200,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Common stock outstanding after this offering(1)	32,375,258 shares

Use of proceeds	We anticipate receiving net proceeds of approximately $45.9 million in the offering, after deducting the underwriting discount and the estimated expenses based on an assumed offering price of $24.50 per share. We intend to use the net proceeds from this offering to repay approximately $15.3 million of debt, and the balance for general corporate purposes, including funding of our capital expenditures and working capital requirements.

Each $1.00 change in the actual per share offering price from the price assumed in this prospectus supplement would change by approximately $1.9 million the amount of net proceeds available for repayment of our outstanding debt and general corporate purposes.

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders, who acquired their shares in exchange for our subordinated debt.

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully consider all of the information in this prospectus supplement, the accompanying prospectuses, and the documents we have incorporated by reference. In particular, see “Risk Factors” on page S-8 of this prospectus supplement.

Nasdaq symbol	“HOFF”

(1)	Does not include 122,422 shares subject to outstanding options under our stock incentive plans as of June 9, 2006, that have a weighted average exercise price of $132.18.

Summary Historical Financial Data
      The following table sets forth summary historical consolidated financial data as of and for each of the years ended December 31, 2003, 2004 and 2005 and the three-month periods ended March 31, 2005 and 2006. The historical consolidated financial data contained in the following table were derived from our audited consolidated financial statements for the year ended December 31, 2005 and from our unaudited consolidated financial statements for the three-month period ended March 31, 2006. The unaudited financial data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006 or any future periods.
      The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Contract revenues	$270,313	$254,209	$325,044	$37,346	$129,945
Gross profit	6,501	27,818	56,764	2,596	38,391
Selling, general and administrative expenses	21,749	30,687	30,922	5,568	8,258
Operating income (loss)	(69,672)	(34,190)	21,870	(2,972)	30,133
Interest expense, net of amounts capitalized(1)	(9,542)	(25,995)	(67,572)	(10,314)	(4,085)
Net income (loss) before income taxes	(80,103)	(61,466)	(68,010)	(14,568)	24,014
Income tax provision (benefit)	(7,599)	2,103	3,046	905	8,543
Net income (loss)	(72,504)	(63,569)	(71,056)	(15,473)	15,471
Earnings (loss) per share — basic and diluted:
Net income (loss) per share — basic	$(68.58)	$(51.45)	$(16.09)	$(12.01)	$0.52

Net income (loss) per share — diluted	$(68.58)	$(51.45)	$(16.09)	$(12.01)	$0.51

Other Financial Information:
Adjusted EBITDA(2)	$(28,710)	$17,672	$50,696	$614	$38,483
Depreciation and amortization	19,718	19,702	21,661	3,643	6,326
Cash flows provided by (used in) operating activities	(53,065)	2,095	(2,338)	3,893	(3,302)
Cash flows provided by (used in) investing activities	(14,683)	(4,776)	4,478	(417)	(13,725)
Cash flows provided by (used in) financing activities	71,790	30,541	2,845	(34,161)	(3,555)
Capital expenditures	17,797	5,579	2,458	418	13,740

	As of December 31,			As of
				March 31,
	2003	2004	2005	2006,

				(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,115	$37,975	$42,960	$22,378
Working capital	26,107	29,022	74,119	79,683
Property and equipment, net	239,411	198,804	186,416	208,267
Total assets	409,541	394,277	402,721	437,578
Total debt, including current maturities	171,537	212,590	130,109	141,149
Total stockholder’s equity	139,811	93,274	183,486	200,971

(1)	The year ended December 31, 2005 includes a non-recurring $40.0 million charge for amortization of the debt discount for the beneficial conversion feature of our previously outstanding Series B Preferred Stock issued in our recapitalization.

(2)	We calculate Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization) as net income or loss excluding income taxes, net interest expense, depreciation and amortization, and adjusted for stock-based compensation, loss on debt extinguishment and non-cash impairments. Adjusted EBITDA is not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”), but is a non-GAAP measure that is derived from items in Horizon’s GAAP financials and is used as a measure of operational performance. Management references this non-GAAP financial measure frequently in its decision making because it provides supplemental information that facilitates internal comparisons to historical operating performance of prior periods and external comparisons to competitors’ historical operating performance. We have also aligned the disclosure of Adjusted EBITDA with the financial covenants in our material credit agreements with various lenders, which include ratios requiring a determination of EBITDA, as defined. We believe that Adjusted EBITDA is a material component of the financial covenants in our credit agreements and non-compliance with the covenants could result in the acceleration of indebtedness. We believe Adjusted EBITDA is a commonly applied measurement of financial performance by investors. We believe Adjusted EBITDA is useful to investors because it gives a measure of operational performance without taking into account items that we do not believe relate directly to operations or that are subject to variations that are not caused by operational performance. We also use Adjusted EBITDA to facilitate quantification of planned business activities and enhance subsequent follow-up with comparisons of actual to planned Adjusted EBITDA. In addition, incentive compensation for management and employees is based on Adjusted EBITDA. This non-GAAP measure is not intended to be a substitute for GAAP measures, and investors are advised to review this non-GAAP measure in conjunction with GAAP information provided by us. Adjusted EBITDA should not be construed as a substitute for income from operations, net income (loss) or cash flows from operating activities (all determined in accordance with GAAP) for the purpose of analyzing our operating performance, financial position and cash flows. Our computation of Adjusted EBITDA may not be comparable to similar titled measures of other companies.

      A reconciliation of this non-GAAP measure to our net income follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(In thousands)
Adjusted EBITDA calculation is as follows:
Net income (loss)	$(72,504)	$(63,569)	$(71,056)	$(15,473)	$15,471
Income tax provision (benefit)	(7,599)	2,103	3,046	905	8,543
Net interest expense	9,475	25,709	66,795	10,276	3,692
Depreciation and amortization	19,718	19,702	21,661	3,643	6,326
Stock based compensation	—	—	4,167	—	2,049
Loss on debt extinguishment	868	1,719	23,138	1,263	2,402
Non-cash impairments	21,332	32,008	2,945	—	—

Adjusted EBITDA	$(28,710)	$17,672	$50,696	$614	$38,483

RISK FACTORS
      An investment in our common stock involves significant risks. You should carefully consider the following risk factors before deciding to buy any shares of our common stock. You should also carefully read and consider all of the information we have included or incorporated by reference in this prospectus supplement or the accompanying prospectuses before you decide to buy our common stock. If any of the following risks were to occur, our business, financial condition, results of operations or cash flows could be materially affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.
Risks Related to our Business and Industry

Our business is highly cyclical.
      As a provider of marine construction services, we depend on our customers’ willingness to make capital expenditures for developmental construction. If these expenditures decline, our business will suffer. Our customers’ willingness to make these expenditures depends largely upon prevailing industry conditions and their perceptions of future conditions. As a result, it is possible that the current increased demand for our services may be temporary. Historically, our industry has been highly cyclical, with the level of offshore marine construction activity fluctuating substantially. Any extended period of low levels of demand for our services, especially on the U.S. outer continental shelf in the Gulf of Mexico, is likely to materially and adversely affect us in many ways by negatively impacting:

•	revenues, profitability and cash flows;

•	the fair market value of our fleet of marine equipment;

•	our ability to maintain or increase our borrowing capacity; and

•	our ability to obtain additional capital to finance our business, and the cost of capital.

Oil and gas prices are volatile, and price declines may affect us.
      Oil and gas prices have historically been volatile. Any reduction in oil and gas prices would likely affect the demand for our marine construction services. Expected trends in developmental construction activity may not continue, and demand for our services may not reflect the level of activity in the industry. Since most of our construction activity in the U.S. Gulf of Mexico supports the production of natural gas, a substantial reduction in gas prices may have an adverse impact on our business even if oil prices remain strong. We have experienced in the past, and may experience in the future, significant fluctuation in our revenues, profitability and cash flow, primarily as a result of commodity price changes. In addition, reduction in commodity price levels or industry budgets could reduce demand for developmental construction and adversely affect our revenues, profitability and cash flow. Worldwide political, economic and military events have contributed to oil and gas price volatility and are likely to continue to do so in the future. Accordingly, oil and gas prices are expected to continue to be volatile in the future. Many factors beyond our control affect oil and gas prices, including:

•	the cost of exploring for, producing and delivering oil and gas;

•	the discovery rate of new oil and gas reserves;

•	the rate of decline of existing and new oil and gas reserves;

•	available pipeline and other oil and natural gas transportation capacity;

•	the ability of oil and natural gas companies to raise capital;

•	actions by OPEC, the Organization of Petroleum Exporting Countries;

•	political instability in the Middle East and other major oil and gas producing regions;

•	economic conditions in the United States and elsewhere;

•	governmental regulations, both domestic and foreign;

•	domestic and foreign tax policy;

•	weather conditions in the United States and elsewhere;

•	the pace adopted by foreign governments for the exploration, development and production of their oil and gas reserves;

•	the price of foreign imports of oil and gas; and

•	the overall supply and demand for oil and gas.

Our ability to finance our debt obligations and capital requirements depends on generating sufficient cash flow from our operations.
      We require substantial working capital to fund our business and meet our debt service and other obligations. Our ability to generate cash in the future depends on demand for construction services by the oil and gas industry as a result of the levels of capital expenditures by oil and gas companies and on competitive, general economic, financial, and many other factors that are beyond our control. It is important that we successfully perform our marine construction projects, continue to obtain additional projects and collect payments for the work we perform.
      We cannot provide assurance that we will always be able to generate sufficient operating cash flow to provide us with the working capital required to support our operations and we may experience periodic cash demands that exceed our operating cash flow. Our failure to generate sufficient operating cash flow to provide adequate working capital would have a material adverse effect on our business, results of operations and financial condition.

We have a history of losses and may incur losses in the future.
      We have a history of losses. We incurred net losses of $72.5 million, $63.6 million and $71.1 million in the fiscal years ended December 31, 2003, 2004 and 2005, respectively. Our profitability in the future will depend on many factors, but largely on our ability to obtain and successfully perform additional marine construction projects. As a result, we may not be profitable in the future. If we do achieve profitability in any period, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

We incur risks associated with bidding and performing work under fixed-price contracts.
      Most of our projects have historically been performed on a fixed-price basis. We also perform projects on a day rate basis or cost-reimbursement basis. Changes in offshore job conditions and variations in labor and equipment productivity may affect the revenue and costs on a contract. These variations may affect our gross profits. In addition, we often bear a shared risk of interruptions, interferences and other delays caused by adverse weather conditions and other factors beyond our control with our customers. In addition, if the customer substantially increases the scope of our operations under a fixed-price contract, we may be subjected to greater risk of interruptions, interferences and other delays. Our Pemex EPC 64 contract is an example of how we have experienced interference and delays of this type. Between 2000 and 2002, Pemex substantially increased the scope of our operations under this contract, which subjected the project to greater interruptions due to adverse weather conditions and standby time as other contractors completed their work. When we perform extra work outside of the scope of the contract, we negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses, which could adversely affect our financial position, results of operations and our overall liquidity.

Our operations may be adversely impacted by extreme weather conditions.
      Extreme weather conditions such as tropical storms, hurricanes and cyclones and their threat will often result in the shutdown of oil and gas operations within their projected path. During these periods, we are unable to perform operations and our marine equipment is shut down. These extreme weather conditions may cause evacuations of personnel and damage to our marine equipment and facilities. Additionally, these adverse weather conditions typically occur during months where demand for our services is greatest, and may affect our ability to provide services during this period. The shutdowns, related evacuations and potential damage create unpredictability in activity which can have a material adverse impact on our business, financial condition, results of operations and cash flow.

We operate in a highly competitive industry in which price competition is intense.
      Our business is highly competitive because construction companies operating offshore compete vigorously for available projects. These projects are typically awarded on a competitive bid basis, and are awarded to the lowest bidding company. The fact that marine construction equipment is mobile and can be moved from one market area to another in response to market conditions heightens the competition in our industry. This competitive bid process could adversely affect our international expansion strategy and the likelihood of being awarded projects in areas where we have not performed operations. Marine construction companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for marine construction services improves in an area where we operate, our competitors may respond by moving additional marine construction vessels from other areas. The introduction of additional marine equipment from other areas could rapidly intensify competition and reduce profitability and make any improvement in demand short-lived.
      Several of our competitors and potential competitors are larger and have greater financial and other resources. In order to protect their market share and discourage new entrants, competitors with greater financial resources may be willing to sustain losses on certain projects. As a result, some companies may bid contracts at rates below us just to win bids and keep us out of the market area. By discouraging new entrants into market areas, these competitors can help ensure a steady stream of revenue which they can use to maintain their vessels and also increase vessel utilization rates. These factors may adversely affect the number of contracts that are awarded to us and the profit margins on those contracts. Additionally, as a result of the competitive bidding process, our significant customers vary over time.

If we are unable to attract and retain skilled workers, our business will be adversely affected.
      Our operations depend substantially upon our ability to retain and attract highly skilled personnel to operate and provide technical services and support for our business. Competition for the skilled and other labor required for marine construction services has intensified due to increased demand for these services during 2005 and continuing into 2006, and the supply is extremely limited. As a result of the cyclical nature of our industry as well as the physically demanding nature of the work, skilled workers may also choose to pursue employment in other fields. Our ability to be productive and profitable depends in part on our ability to employ and retain skilled workers. A significant increase in the wages paid or benefits offered by competing employers could result in a reduction in our skilled labor force, increases in our employee costs, or both. Although competition for skilled and other labor has not materially affected us to date, shortages of qualified personnel and related factors described above could adversely affect our results of operations in the future, such as diminishing our capacity, profitability and potential for growth.

The seasonality of the marine construction industry may adversely affect our operations.
      Historically, the greatest demand for marine construction services in the U.S. Gulf of Mexico has been during the period from May to September. This seasonality of the construction industry in the U.S. Gulf of Mexico is due to the weather conditions and the historical timing of capital expenditures by oil and gas companies to circumvent these weather conditions. As a result, revenues are typically higher in the summer months and lower in the winter months. Although we pursue business opportunities in international areas that we believe will offset the seasonality in the U.S. Gulf of Mexico, we cannot be sure that any international work will offset the seasonality of our operations in the U.S. Gulf of Mexico.

Operating hazards may increase our operating costs and we have limited insurance coverage.
      Offshore construction involves a high degree of operational risk. Risks of vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in offshore operations. These hazards may cause significant personal injury or property damage, environmental damage, and suspension of operations. As a result, we may be named as a defendant in lawsuits involving potentially large claims. We maintain what we believe is prudent insurance protection against the risk of physical loss or damage to our property and against the risk of liabilities to third parties. We do not, however, believe it is economically feasible to carry business interruption insurance on our assets. We cannot assure that our insurance will be sufficient or effective under all circumstances. For example, in May 2004, the Gulf Horizon caught fire while on tow from the U.S. Gulf of Mexico to Israel. This event has had a negative impact on our revenues, profitability and liquidity, and our $28 million claim against the underwriters on the policy covering this vessel remains unresolved.

We may incur significant expenditures to comply with governmental regulations.
      Our operations are subject to various governmental regulations, violations of which may result in civil and criminal penalties, injunctions, and cease and desist orders. In addition, some environmental statutes may impose liability without regard to negligence or fault. Although our cost of compliance with such laws has to date been immaterial, such laws change frequently. It is impossible to accurately predict the cost or impact of such laws on our future operations.
      We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes to existing regulations.

Our international operations subject us to the U.S. Foreign Corrupt Practices Act, or FCPA, and our failure to comply with the laws and regulations thereunder could subject us to criminal and civil penalties.
      As a result of our international operations, we are subject to the FCPA, which generally prohibits companies that have registered their securities with the SEC and the intermediaries of such companies from making improper payments to foreign officials for the purpose of obtaining or keeping business. We are currently investigating whether one of our employees or representatives may have made an improper payment of approximately $35,000 to a customs official in a Latin American country, as well as whether there are any deficiencies in our internal controls and procedures with respect to oversight and record keeping. We have notified the SEC and the Department of Justice (“DOJ”) of our internal investigation and are fully cooperating with the SEC and the DOJ. The SEC, DOJ and other authorities have a broad range of civil and criminal sanctions under the FCPA and other laws, which they may seek to impose against corporations and individuals in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. Such agencies and authorities have entered into agreements with, and obtained a range of sanctions against, several public corporations and individuals arising from allegations of improper payments and deficiencies in books and records and internal controls, whereby civil and criminal penalties were imposed, including in some cases multi-million dollar fines and other sanctions. Based on current information, we cannot predict the outcome of our internal investigation, whether we will reach resolution with the SEC, DOJ or other governmental agencies through current or future discussions or what, if any, actions may be taken by the SEC, DOJ or other authorities or the effect it may have on our consolidated financial statements. If we are not in compliance with the FCPA, including with regard to the matter currently under investigation, we may be subject to criminal and civil penalties, which may cause harm to our reputation and could have an adverse effect on our business, financial condition and results of operations.

Our international operations are subject to significant risks inherent in operating in foreign countries.
      A key element of our strategy has been to expand our operations into selected international oil and gas producing areas, which we will continue to do. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

•	political, social, and economic instability;

•	potential seizure or nationalization of assets;

•	increased operating costs;

•	modification, renegotiation or nullification of contracts;

•	import-export quotas;

•	other forms of government regulation which are beyond our control;

•	war or terrorist activity; and

•	fluctuating currency values, hard currency shortages and controls on currency exchange and repatriation of income or capital.
      As we continue to bid on international projects, the exposure to the above mentioned risks will increase. As a result, we could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations.
      Additionally, our competitiveness in international areas may be adversely affected by regulations, including but not limited to regulations requiring:

•	the awarding of contracts to local contractors;

•	the employment of local citizens; and

•	the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.
      We cannot predict what types of the above events may occur.

The outcome of our arbitration with Pemex may result in additional write-offs against our receivables.
      In April 2005, we submitted our remaining Pemex EPC 64 contract claim to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce. A failure to recover our claim from Pemex may result in a write-off of up to the carrying value of $18.5 million of our receivable, in addition to those write-offs that we have already recorded.

Our future financial results could be adversely impacted by asset impairments or other charges.
      In the past, we have recorded asset impairment losses and charges on assets, including several of our marine construction vessels, the carrying value of which we determined were in excess of their estimated fair value. We will continue to review our long-lived assets for impairment that may occur as a result of changes in our business plans, a significant decrease in the market value of long-lived assets, a change in the physical condition of a long-lived asset or the extent or manner in which it is being used, or a severe or sustained downturn in the oil and gas industry. The amount of any impairment charge could be significant, and could have a material adverse effect on our financial results for the period in which the charge is taken.

We may be further limited in our use of net operating losses.
      Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as greater than a 50% change, by value, in its equity ownership over a three-year period), the corporation’s ability to use its pre-change of control net operating loss carryforwards against its post-

change of control income may be limited. Recent sales of large blocks of our stock by selling stockholders, along with the sales of stock by the selling stockholders in this offering, may have caused an “ownership change” for Section 382 purposes, and if not, additional stock sales in the future may do so. Any limitations on our ability to utilize our net operating loss carryforwards could result in an increase in our federal income tax liability in future periods, which could adversely affect our cash flow.

We utilize percentage-of-completion accounting.
      Since our contract revenues are recognized on a percentage-of-completion basis, we periodically review contract revenue and cost estimates as the work progresses. Accordingly, adjustments are reflected in income in the period when such revisions are determined. These adjustments could result in a revision of previously reported profits, which may be significant.

Estimates and assumptions that we use to prepare our financial statements could differ materially from actual future results.
      The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We must apply significant, subjective and complex estimates and judgments in this process. Because of the inherent uncertainties in this process, actual future results could differ materially from our estimates.

A possible terrorist attack or armed conflict could harm our business.
      Terrorist activities, anti-terrorist efforts and other armed conflict involving the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our debt service, financial and other contractual obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for marine construction services. Oil and gas related facilities and assets, including our marine equipment, could be direct targets for terrorists attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is damaged or destroyed. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Our operations in international areas may increase these risks.

We depend on key personnel.
      Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the marine construction industry, both domestic and international. The loss of the services of any one of these persons could adversely impact our ability to implement our expansion strategy or perform awarded work.
Risks Related to This Offering

Future sales of shares of our common stock may affect our market price.
      We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sales, will have on the market price of our stock. We currently have two effective registration statements on file with the SEC that, after giving effect to this offering, cover the resale of 14,772,948 shares of our outstanding common stock held by our existing stockholders, or 45.6% of our outstanding shares of common stock after the offering. These shares will be freely tradable without restriction under the Securities Act of 1933, although 11,348,918 of these shares will be subject to the lock-ups described below.
      We and our officers, directors, and the selling stockholders and certain of their affiliates will be subject to the lock up agreements described in “Underwriting” for a period of 90 days (or, in the case of the selling stockholders and certain of their affiliates, 60 days) after the date of this prospectus supplement. Our officers, directors, and the selling stockholders and certain of their affiliates will own 11,938,887 shares, or 36.9% of our outstanding common stock after this offering. Additionally, to the extent any of the selling stockholders elect not to participate in this offering, they will be prohibited from effecting a public sale or distribution of any shares of common stock during the 10-day period prior to, and the 60-day period after, the closing date of this offering. Following the termination of these lock-up periods, these stockholders will have the ability to sell a substantial number of shares of common stock in the public market in a short period of time. Sales of a substantial number of shares of common stock in the public trading markets, whether in a single transaction or series of transactions, or the perception by the market that these sales may occur, could also have a significant effect on volatility and market price of our common stock.

If our stock price fluctuates after the offering, you could lose a significant part of your investment.
      In recent years, the price of our common stock and the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC and those of our competitors;

•	fluctuations in broader stock market prices and volumes, particularly among securities of offshore construction and oil and gas service companies;

•	variations in our quarterly results of operations or cash flows or those of other offshore construction companies;

•	revenue and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

•	investor perception of our industry or our prospects;

•	additions or departures of key personnel;

•	commencement of or involvement in litigation;

•	announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	changes in our contract bidding approach policies or the contract bidding approach of our competitors;

•	future issuances and sales of our common stock;

•	demand for and trading volume of our common stock;

•	domestic and worldwide supplies and prices of and demand for oil and gas; and

•	changes in general conditions in the domestic and worldwide economies, financial markets or the oil and gas industry.
      The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS
      With the exception of historical matters, the matters discussed in this prospectus supplement and the accompanying prospectuses and in some of the documents that we incorporate by reference in this prospectus supplement and the accompanying prospectuses are forward-looking statements that involve risks and uncertainties. These statements are based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements can sometimes be identified by our use of forward-looking words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan” and similar expressions. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements include the following:

•	our business is highly cyclical;

•	oil and gas prices are volatile, and price declines may affect us;

•	our ability to finance our debt obligations and capital requirements depends on generating sufficient cash flow from our operations;

•	we have a history of losses and may incur losses in the future.

•	we incur risks associated with bidding and performing work under fixed-price contracts;

•	our operations may be adversely impacted by extreme weather conditions;

•	we operate in a highly competitive industry in which price competition is intense;

•	if we are unable to attract and retain skilled workers, our business will be adversely affected;

•	the seasonality of the marine construction industry may adversely affect our operations;

•	operating hazards may increase our operating costs and we have limited insurance coverage;

•	we may incur significant expenditures to comply with governmental regulations;

•	our international operations subject us to the FCPA, and our failure to comply with the laws and regulations thereunder could subject us to criminal and civil penalties;

•	our international operations are subject to significant risks inherent in operating in foreign countries;

•	the outcome of our arbitration with Pemex may result in additional write-offs against our receivables;

•	our future financial results could be adversely impacted by asset impairments or other charges;

•	we may be further limited in our use of net operating losses;

•	we utilize percentage-of-completion accounting;

•	estimates and assumptions that we use to prepare our financial statements could differ materially from actual future results;

•	a possible terrorist attack or armed conflict could harm our business; and

•	we depend on key personnel.
      Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder value may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus supplement and the accompanying prospectuses and in the information incorporated in this prospectus supplement and the accompanying prospectuses. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in “Risk Factors” on page S-8 of this prospectus supplement.
      Our management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events.

USE OF PROCEEDS
      We expect to receive net proceeds from this offering of approximately $45.9 million after deducting underwriting discounts and commissions and the estimated expenses of the offering based on an assumed offering price of $24.50 per share.
      We expect to use our net proceeds from this offering:

•	To repay approximately $15.3 million of our debt, which includes each of the following:

•	The remaining approximately $10.3 million principal amount, including accrued interest, currently outstanding under our secured term loan with General Electric Capital Corporation, the proceeds of which were used to finance the purchase of the Texas Horizon;

•	$5.0 million of the principal amount, outstanding under our secured term loan with The CIT Group/ Equipment Financing, Inc.; and

•	For general corporate purposes, including the funding of our capital expenditure and working capital requirements.
      Our term loan with General Electric Capital Corporation accrues interest at an annual rate of LIBOR plus 3.50% and matures on February 1, 2009. Our term loan with The CIT Group/ Equipment Financing, Inc. (the “CIT Group”) accrues interest at an annual rate of LIBOR plus 4.50% and matures on March 9, 2011.
      Each $1.00 change in the actual per share offering price from the price assumed in this prospectus supplement would change by approximately $1.9 million the amount of net proceeds available for repayment of our outstanding debt and general corporate purposes.

CAPITALIZATION
      The following table sets forth our unaudited capitalization as of March 31, 2006, on an actual basis and as adjusted to give effect to this offering and the application of the estimated net proceeds from this offering set forth under “Use of Proceeds” as if this offering and the application of the use or proceeds occurred on March 31, 2006.
      You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and other financial data included herein and incorporated by reference in this prospectus supplement and the accompanying prospectuses.

	As of March 31, 2006

	(Unaudited)
	Actual	As Adjusted

	(In thousands, except share
	and per share data)
Cash and cash equivalents(1)	$22,378	$52,983

Total debt, including current maturities:(2)
Senior secured term loans	$76,504	$71,504
Subordinated notes	13,102	13,102
Other long-term debt	51,543	41,543

Total debt	$141,149	$126,149
Stockholders’ Equity:
Preferred Stock, $.00001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common Stock, $.00001 par value; 1,500,000,000 authorized(3), 30,375,258 shares issued and outstanding; 32,375,258 shares issued and outstanding as adjusted(4)	—	—
Additional paid-in capital	374,276	420,181
Accumulated deficit	(173,305)	(173,605)

Total stockholders’ equity	200,971	246,576

Total capitalization	$342,120	$372,725

(1)	Each $1.00 change in the actual per share offering price from the price assumed in this prospectus supplement would change by approximately $1.9 million each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Does not reflect the additional amounts available under our $30.0 million revolving credit facility, which remains undrawn as of the date of this prospectus supplement.

(3)	On April 12, 2006, we filed an amendment to our Certificate of Incorporation to decrease the number of authorized shares to 100,000,000.

(4)	Does not include 83,083 shares subject to outstanding options under our stock incentive plans as of March 31, 2006, that have a weighted average exercise price of $183.31.

MARKET FOR OUR COMMON STOCK
      Our common stock commenced trading on the Nasdaq National Market on June 12, 2006 under the symbol “HOFF.” From April 1, 2005, when we voluntarily delisted from the Nasdaq National Market until June 9, 2006, our common stock traded in the over-the-counter market, both through listings in the National Quotation Bureau “Pink Sheets” and more recently on the OTC Bulletin Board. Current trading information about our common stock can be obtained from the Nasdaq National Market (http://quotes.nasdaq.com). The following table sets forth the high and low closing bid prices per share of our common stock, as reported by the Nasdaq National Market or the over-the-counter markets, for the periods indicated. All per share amounts have been adjusted to reflect the one-for-twenty-five reverse stock split effected on April 12, 2006.

	2006		2005		2004

Fiscal Quarter	High	Low	High	Low	High	Low

First	$29.50	$14.00	$50.225	$10.00	$117.50	$72.75
Second(1)	$31.00	$20.625	$11.25	$6.125	$74.75	$20.25
Third	—	—	$17.50	$7.00	$26.25	$13.25
Fourth	—	—	$17.00	$10.50	$41.50	$7.50

(1)	Reflects trading activity through June 9, 2006.
      At June 8, 2006, we had 72 holders of record of our common stock.
DIVIDEND POLICY
      We have never declared or paid dividends on our common stock, and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. We are prohibited from paying dividends under our various term loan and revolving credit agreements. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, loan covenants and other factors deemed relevant.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share of common stock represents the amount of our tangible net worth (total tangible assets less total liabilities) divided by the total number of shares of common stock outstanding. Our net tangible book value as of March 31, 2006 was approximately $186.3 million, or approximately $6.13 per share.
      After giving effect to the sale of 2,000,000 shares in this offering at a public offering price of $24.50 per share and after deduction of the estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value as of March 31, 2006 would have been approximately $232.2 million, or $7.17 per share. This represents an immediate increase in net tangible book value of $1.04 per share to existing stockholders and an immediate dilution of $17.33 per share to purchasers of common stock in this offering.

Public offering price per share	$24.50
Net tangible book value per share at March 31, 2006	$6.13
Increase per share attributable to new investors	$1.04
As adjusted net tangible book value per share after offering	$7.17

Dilution per share to new investors	$17.33

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth summary historical consolidated financial as of and for each of the years ended December 31, 2001, 2002, 2003, 2004, and 2005 and the three-month periods ended March 31, 2005 and 2006. The data contained in the following table was derived from our audited consolidated financial statements for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and from our unaudited consolidated financial statements for the three-month period ended March 31, 2006. The unaudited financial data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006 or any future periods.
      The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements, the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

						Three	Three
						Months	Months
	Year Ended December 31					Ended	Ended
						March 31,	March 31,
	2001	2002	2003	2004	2005	2005	2006

						(Unaudited)
	(In thousands, except per share data)
Statements of Operations Data:
Contract revenues	$272,208	$283,410	$270,313	$254,209	$325,044	$37,346	$129,945
Gross profit	35,033	30,394	6,501	27,818	56,764	2,596	38,391
Selling, general and administrative expenses	13,771	21,845	21,749	30,687	30,922	5,568	8,258
Operating income (loss)	21,262	(1,303)	(69,672)	(34,190)	21,870	(2,972)	30,133
Interest expense, net of amounts capitalized(1)	(5,381)	(4,585)	(9,542)	(25,995)	(67,572)	(10,314)	(4,085)
Net income (loss) before income taxes	15,204	(8,628)	(80,103)	(61,466)	(68,010)	(14,568)	24,014
Income tax provision (benefit)	4,511	(3,079)	(7,599)	2,103	3,046	905	8,543
Net income (loss)	$10,693	$(5,549)	$(72,504)	$(63,569)	$(71,056)	(15,473)	15,471
Earnings (loss) per share — basic and diluted
Net income (loss) per share — basic	$11.92	$(5.42)	$(68.58)	$(51.45)	$(16.09)	$(12.01)	$0.52

Net income (loss) per share — diluted	$11.58	$(5.42)	$(68.58)	$(51.45)	$(16.09)	$(12.01)	$0.51

Other Financial Information:
Adjusted EBITDA(2)	$33,117	$21,677	$(28,710)	$17,672	$50,696	$614	$38,483
Depreciation and amortization	12,935	15,959	19,718	19,702	21,661	3,643	6,326
Cash flow provided by (used in) operating activities	(43,994)	48,487	(53,065)	2,095	(2,338)	3,893	(3,302)
Cash flow provided by (used in) investing activities	(53,223)	(59,752)	(14,683)	(4,776)	4,478	(417)	(13,725)
Cash flow provided by (used in) financing activities	95,838	9,474	71,790	30,541	2,845	(34,161)	(3,555)
Capital expenditures	54,828	58,752	17,797	5,579	2,458	418	13,740

	As of December 31,					As of
						March 31,
	2001	2002	2003	2004	2005	2006

						(Unaudited)
	(In thousands)
Cash and cash equivalents	$7,864	$6,073	$10,115	$37,975	$42,960	$22,378
Working capital	78,055	30,385	26,107	29,022	74,119	79,683
Property and equipment — net	221,446	257,847	239,411	198,804	186,416	208,267
Total assets	393,584	420,533	409,541	394,277	402,721	437,578
Total debt, including current maturities	119,095	98,324	171,537	212,590	130,109	141,149
Total stockholder’s equity	185,690	211,675	139,811	93,274	183,486	200,971

(1)	The year ended December 31, 2005 includes a non-recurring $40.0 million charge for amortization of the debt discount for the beneficial conversion feature of our previously outstanding Series B Preferred Stock issued in our recapitalization.

(2)	We calculate Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization) as net income or loss excluding income taxes, net interest expense, depreciation and amortization, and adjusted for stock-based compensation, loss on debt extinguishment and non-cash impairments. Adjusted EBITDA is not calculated in accordance with Generally Accepted Accounting Principles (GAAP), but is a non-GAAP measure that is derived from items in Horizon’s GAAP financials and is used as a measure of operational performance. Management references this non-GAAP financial measure frequently in its decision making because it provides supplemental information that facilitates internal comparisons to historical operating performance of prior periods and external comparisons to competitors’ historical operating performance. We have also aligned the disclosure of Adjusted EBITDA with the financial covenants in our material credit agreements with various lenders, which include ratios requiring a determination of EBITDA, as defined. We believe that Adjusted EBITDA is a material component of the financial covenants in our credit agreements and non-compliance with the covenants could result in the acceleration of indebtedness. We believe Adjusted EBITDA is a commonly applied measurement of financial performance by investors. We believe Adjusted EBITDA is useful to investors because it gives a measure of operational performance without taking into account items that we do not believe relate directly to operations or that are subject to variations that are not caused by operational performance. We also use Adjusted EBITDA to facilitate quantification of planned business activities and enhance subsequent follow-up with comparisons of actual to planned Adjusted EBITDA. In addition, incentive compensation for management and employees is based on Adjusted EBITDA. This non-GAAP measure is not intended to be a substitute for GAAP measures, and investors are advised to review this non-GAAP measure in conjunction with GAAP information provided by us. Adjusted EBITDA should not be construed as a substitute for income from operations, net income (loss) or cash flows from operating activities (all determined in accordance with GAAP) for the purpose of analyzing our operating performance, financial position and cash flows. Our computation of Adjusted EBITDA may not be comparable to similar titled measures of other companies.

      A reconciliation of this non-GAAP measure to our net income follows:

						Three	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
						March 31,	March 31,
	2001	2002	2003	2004	2005	2005	2006

	(In thousands)
Adjusted EBITDA calculation is as follows:
Net income (loss)	$10,693	$(5,549)	$(72,504)	$(63,569)	$(71,056)	$(15,473)	$15,471
Income tax provision (benefit)	4,511	(3,079)	(7,599)	2,103	3,046	905	8,543
Net interest expense	4,978	4,494	9,475	25,709	66,795	10,276	3,692
Depreciation and amortization	12,935	15,959	19,718	19,702	21,661	3,643	6,326
Stock based compensation	—	—	—	—	4,167	—	2,049
Loss on debt extinguishment	—	—	868	1,719	23,138	1,263	2,402
Non-cash impairments	—	9,852	21,332	32,008	2,945	—	—

Adjusted EBITDA	$33,117	$21,677	$(28,710)	$17,672	$50,696	$614	$38,483

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with the accompanying “Selected Consolidated Financial and Operating Data” and financial statements and related notes included in this prospectus supplement. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those factors discussed elsewhere in this prospectus supplement and the accompanying prospectuses, particularly in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.
General
      We currently provide marine construction services for the offshore oil and gas and other energy related industries in the U.S. Gulf of Mexico, Latin America, Southeast Asia and West Africa.
      Our primary services include:

•	laying, burying or repairing marine pipelines;

•	providing hook-up and commissioning services;

•	installing production platforms and other structures; and

•	disassembling and salvaging production platforms and other structures.
      The demand for offshore construction services depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by:

•	the price of oil and gas and industry perception of future prices;

•	expectations about future demand and prices;

•	the ability of the oil and gas industry to access capital;

•	the cost of exploring for, producing and developing oil and gas reserves;

•	discovery rates of new oil and gas reserves in offshore areas;

•	sale and expiration dates of offshore leases in the United States and abroad;

•	local and international political and economic conditions;

•	governmental regulations;

•	the availability and cost of capital; and

•	damage to structures and pipelines caused by hurricanes and severe weather conditions in the U.S. Gulf of Mexico.
      Historically, the level of activity in the marine construction services industry depends primarily on the level of capital expenditures of oil and gas companies in connection with offshore oil and gas field developments. Due to increases in the commodity market and the strong demand for oil and gas, oil and gas companies have significantly increased exploration and production spending, over the past few years. Factors affecting our profitability include competition, equipment and labor productivity, contract estimating, weather conditions and other risks inherent in marine construction.
      The marine construction industry in the Gulf of Mexico historically has been highly seasonal, with contracts typically awarded in the spring and early summer and performed before the onset of adverse weather conditions in the winter. The scheduling of much of our work is affected by weather conditions, and many projects are performed within a relatively short period of time. However, recent capacity constraints due to the high demand for marine construction services in the U.S. Gulf of Mexico have mitigated this historical seasonality.
Recapitalization
      During 2005, we completed a two-step recapitalization process that began in March 2005. On March 31, 2005, we closed $70 million of senior secured term loans (the “Senior Credit Facilities”) with holders, and affiliates of holders, of our 16% and 18% Subordinated Secured Notes due March 31, 2007 (collectively, the “Subordinated Notes”). We used the net proceeds to repay our revolving credit facility with The CIT Group, to pay closing costs and to provide working capital. On June 10, 2005, we completed a debt-for-equity exchange transaction (the “Exchange Transaction”) that we entered into with the holders of all of our Subordinated Notes. We issued 2,400,001 shares of our common stock and one million shares of Series B Mandatorily Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) to the holders of our Subordinated Notes in exchange for approximately $85 million of the approximately $110 million aggregate principal amount of outstanding Subordinated Notes at June 10, 2005 and all of the 1,400 outstanding shares of our Series A Redeemable Participating Preferred Stock (the “Series A Preferred Stock”). In addition, we amended the terms of the $25 million aggregate principal amount of Subordinated Notes that remained outstanding after the consummation of the Exchange Transaction (the “8% Subordinated Notes”). During the fourth quarter of 2005, we exchanged or converted all of the shares of Series B Preferred Stock into a total of 22,165,574 shares of our common stock in accordance with the terms of these securities.
      On December 19, 2005, we completed a private placement of 2,106,000 shares of our common stock with several accredited investors at $9.50 per share, resulting in net proceeds of $18.8 million after deducting commissions and other expenses. During December 2005, we exchanged $13.2 million in aggregate principal amount (including accrued and unpaid interest) of 8% Subordinated Notes for 1,395,272 shares of our common stock.
      In connection with the transactions described above, we entered into registration rights agreements that obligated us to file registration statements under the Securities Act of 1933 with respect to the shares of our common stock issued in connection with the transactions. In the fourth quarter of 2005 and in the first quarter of 2006, we filed separate registration statements registering the shares of our common stock issued in connection with these transactions.
Overview
      In response to higher energy prices for the last several years, oil and gas companies have increased their capital expenditures for offshore drilling activity. In addition, the unprecedented hurricane activity in the U.S. Gulf of Mexico caused significant damage to production platforms and pipelines, thereby creating a substantial amount of pipeline and structural repair and salvage work to bring oil and gas production back on-line. As a result, we have experienced a substantial increase in demand for repair and salvage work caused by the hurricane activity in the U.S. Gulf of Mexico. Due to increased capital expenditures for offshore drilling activity and pipeline and structural repair and salvage work, we are currently experiencing significant demand for all of our services, resulting in improved pricing and vessel utilization. Currently, the increased level of activity in the U.S. Gulf of Mexico exceeds the availability of assets and equipment to satisfy this demand. The substantial demand for construction services has also increased prices on offshore construction contracts, thereby contributing to higher gross margins on these contracts. As evidenced by our revenues and gross profit for the first quarter of 2006, we have been able to competitively bid and win jobs at profitable margins. We are bidding and performing the majority of our repair and salvage work in the U.S. Gulf of Mexico on a day-rate basis. Our backlog was $296 million as of March 31, 2006. We have been able to maximize utilization of our vessels, personnel and marine bases due to the demand for offshore construction services, which has impacted our gross profit and margins. Therefore, we are able to recover fixed costs, resulting in greater profitability from operations.

      Our gross profit was $56.8 million, or 17.5% of contract revenues of $325.0 million, for the year ended December 31, 2005, resulting in operating income of $21.9 million, and $38.4 million, or 29.5% of contract revenues of $129.9 million, for the three months ended March 31, 2006, resulting in operating income of $30.1 million. For the year ended December 31, 2004, our gross profit was $27.8 million, or 10.9% of contract revenues of $254.2 million, resulting in an operating loss of $(34.2) million. For the year ended December 31, 2003, our gross profit was $6.5 million, or 2.4% of contract revenues of $270.3 million, resulting in an operating loss of $(69.7) million. For the three months ended March 31, 2005, our gross profit was $2.6 million, or 7.0% of contract revenues of $37.3 million, resulting in an operating loss of $(3.0) million. The improvement in our operating results is primarily attributable to our domestic operations, which as of March 31, 2006, consists primarily of repair and salvage work. Gross profit on domestic contracts was $49.0 million or 27.2% of contract revenues of $180.2 million for 2005, and $27.4 million, or 37.5% of contract revenues of $73.1 million, for the first quarter of 2006. The higher level of activity and improvement in competitive market conditions, pricing levels and vessel utilization in the U.S. Gulf of Mexico is responsible for the significant increase in our gross profit in 2005 and for the first quarter of 2006. Given the demand for repair and salvage work for the substantial damage caused by Hurricane Ivan (September 2004), Hurricane Katrina (August 2005) and Hurricane Rita (September 2005), we anticipate that our vessel utilization and repair and salvage work in the U.S. Gulf of Mexico will remain at high levels through 2006 and 2007.
      Our operating income of $21.9 million for the year ended December 31, 2005 is net of charges totaling $4.7 million for the reserve on the settlement of all claims related to the suit filed against Williams Oil Gathering LLC (“Williams”) and impairment losses related to the sale of our remaining assets held for sale and inventory. The operating loss of $(34.2) million for 2004 includes a total of $37.7 million of reserves for claims and receivables and non-cash impairment losses.
      The net loss of $(71.1) million, or $(16.09) per share-diluted, for the year ended December 31, 2005 reflects non-cash charges totaling $63.1 million related to the completion of our recapitalization plan during 2005. Net income was $15.5 million, or $0.51 per share diluted, for the three months ended March 31, 2006, compared with a net loss of $(15.5), or $(12.01) per share diluted, for the three months ended March 31, 2005. The net loss for fiscal year 2005 includes a $40.0 million charge to interest expense related to the amortization of the debt discount for the beneficial conversion feature of our Series B Preferred Stock in December 2005. We also recognized losses on debt extinguishment totaling $23.1 million, primarily related to the Exchange Transaction, which reflects the write-off of the unamortized portion of deferred loan fees and debt discount. The loss for 2004 was $(63.6) million, or $(51.45) per share-diluted, and for 2003 was $(72.5) million, or $(68.58) per share-diluted. Our outstanding shares of common stock increased during 2005 primarily due to the shares issued in exchange for subordinated debt resulting in a decreased loss per share-diluted for 2005 compared with 2004 and 2003.
      The completion of our recapitalization plan and debt refinancing during 2005, and continuing in 2006, has contributed to the improvement in our financial condition. We closed a secured five-year term loan in March 2006 to refinance a portion of our debt maturing in 2006 and 2007, and on April 28, 2006, we closed a five-year, $30 million revolving credit facility that will provide us with additional financial flexibility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” below.

Results of Operations
      Information relating to Horizon’s operations follows (in millions):

				Three Months
	Year Ended December 31,			Ended March 31,

	2005	2004	2003	2006	2005

Revenues:
Domestic — U.S. Gulf of Mexico	$180.2	$69.7	$94.1	$73.1	$12.3
Domestic — Other	—	3.3	107.6	—	—
Latin America	33.3	58.2	3.9	10.2	0.3
West Africa	76.8	17.4	16.2	42.7	8.5
Southeast Asia/ Mediterranean	34.7	105.6	48.1	3.9	16.2
Other	—	—	0.4	—	—

Total	$325.0	$254.2	$270.3	$129.9	$37.3

Gross Profit(1):
Domestic — U.S. Gulf of Mexico	$49.0	$(8.4)	$(8.4)	$27.4	$(1.2)
Domestic — Other	—	1.8	9.2	—	—
Latin America	0.4	11.5	(0.7)	—	(1.4)
West Africa	7.9	0.9	(1.4)	8.6	0.9
Southeast Asia/ Mediterranean	(0.5)	22.0	8.1	2.4	4.3
Other	—	—	(0.3)	—	—

Total	$56.8	$27.8	$6.5	$38.4	$2.6

(1)	Gross profit for each geographic segment includes costs incurred related to idle and stacked equipment.
Quarter Ended March 31, 2006 Compared to the Quarter Ended March 31, 2005

Contract Revenues
      Contract revenues were $129.9 million for the quarter ended March 31, 2006, compared to $37.3 million for the quarter ended March 31, 2005. The increase in revenues for the first quarter of 2006 is primarily due to our domestic operations. Activity levels in the U.S. Gulf of Mexico are higher due to the substantial amount of pipeline and structural repair and salvage work caused by the unprecedented hurricane activity during 2004 and 2005 and because of increased capital expenditures by oil and gas companies in response to higher energy prices. Approximately 78% (or approximately $57 million) of our domestic revenues for the first quarter of 2006 relate to projects for this repair and salvage work. Improved competitive market conditions for our services and resulting pricing levels on contracts for work in the U.S. Gulf of Mexico are responsible for the increase in revenues.
      Our contract revenues for West Africa during the quarter ended March 31, 2006 increased, compared with the first quarter of 2005. These revenues reflect the work performed and billed to the West Africa Gas Pipeline Company (“WAPCo”) under the contract for the installation of the West Africa Gas Pipeline. The revenues and gross profit for West Africa reflect the high productivity achieved on this project during the first quarter of 2006. We expect to substantially complete this project during the third quarter of 2006.
      Contract revenues for Latin America increased during the first quarter of 2006, compared with 2005, where we continued work on a significant project for Pemex. We did not perform any significant work for Pemex during the first quarter of 2005. Our revenues for Latin America were lower than expected for the first quarter of 2006, because we experienced decreased productivity on the Pemex project due to vessel scheduling. Due to high demand and the need to fulfill existing contracts in the U.S. Gulf of Mexico, we were unable to mobilize the Atlantic Horizon to Mexico until April 2006. Also, we were unable to mobilize the newly acquired Texas Horizon, a dynamically positioned diving support and deepwater reel pipelay vessel, to Mexico until late March 2006. The delay in mobilizing these vessels to Mexico contributed to the decreased productivity on the Pemex project for the first quarter of 2006. We expect to substantially complete this project during the third quarter of 2006. During the first quarter of 2006, we completed the engineering and commenced the procurement of 20” and 24” diameter line pipe for another significant project for Pemex. We began construction on this new project in May 2006.
      The Southeast Asia/ Mediterranean revenues for the first quarter of 2006 decreased compared with the first quarter of last year due to the substantial completion of the Israel Electric Corporation (“IEC”) project during the first part of 2005. Revenues and gross profit for the first quarter of 2006 reflect an improvement in estimated recoveries on Builder’s Risk related repair work on the IEC contract. We currently do not have any vessels located in this geographic area.

Gross Profit
      Gross profit was $38.4 million (29.5% of contract revenues) for the quarter ended March 31, 2006, compared to $2.6 million (7.0% of contract revenues) for the first quarter of 2005. The level of contract revenues for the first quarter of 2006 relative to our operating cost structure has resulted in the recovery of fixed costs and improved margins. Our gross profit and margins have increased due to the increased level of offshore construction activity, improved pricing and greater vessel utilization. Gross profit on domestic contracts was $27.4 million, or 37.5% of contract revenues of $73.1 million, for the first quarter of 2006. Gross profit was $8.6 million, or 20.1% of West Africa revenues of $42.7 million, which reflects higher productivity on the pipelay work performed by the Sea Horizon during the first quarter of 2006. Our Latin American segment was at a break even margin for the first quarter of 2006. The margin was affected by the vessel scheduling delays in mobilizing our vessels from the U.S. Gulf of Mexico to Mexico.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses were $8.3 million (6.4% of contract revenues) for the three months ended March 31, 2006, compared with $5.6 million (14.9% of contract revenues) for the first quarter of 2005. Although selling, general and administrative expenses for the first quarter of 2006 increased by $2.7 million, compared with the first quarter of 2005, these expenses decreased as a percentage of revenues due to the significant increase in revenues. Selling, general and administrative expenses for the first quarter of 2006 include $1.0 million amortization of deferred compensation expense related to the restricted stock granted during 2005 and $1.3 million recorded under our 2006 bonus plan. Our legal expenses and other costs associated with our ongoing claims increased for the first quarter of 2006, compared to legal expense and costs incurred during the first quarter of last year.

Interest Expense
      For the three months ended March 31, 2006, interest expense was $4.1 million, compared to $10.3 million for the three months ended March 31, 2005, as follows (in millions):

	Three Months
	Ended
	March 31,

	2006	2005

Cash paid for interest	$3.4	$2.3
Interest paid in-kind	0.6	4.2
Accretion in the fair value of the Series A Preferred Stock	—	0.9
Other non-cash charges, net	0.1	2.9

	$4.1	$10.3

      Other non-cash charges to interest expense primarily consist of amortization of debt discounts and deferred loan fees. Our total outstanding debt was $141.1 million at March 31, 2006, compared to

$186.5 million at March 31, 2005. Interest expense decreased due to lower interest rates on lower outstanding debt balances for the first quarter of 2006.

Interest Income
      Interest income includes interest from cash investments for the three months ended March 31, 2006 and 2005 of $393,000 and $38,000, respectively. Cash investments consist of interest bearing demand deposits and short-term money market investment accounts. Interest income increased due to higher average cash and cash investment balances during the first quarter of 2006.

Loss on Debt Extinguishment
      Loss on debt extinguishment was $2.4 million during the first quarter of 2006 and was related to the write-off of the unamortized portion of deferred loan fees and a prepayment penalty on the Senior Credit Facilities. Loss on debt extinguishment was $1.3 million during the first quarter of 2005. This amount included the write-offs of $759,000 of the unamortized portion of deferred loan fees and $504,000 of the unamortized portion of the debt discount for the 18% Subordinated Notes related to the prepayment of those notes with $3.5 million of proceeds collected as a portion of the Pemex EPC 64 claim.

Other Income (Expense), Net
      Other income (expense) for the quarters ended March 31, 2006 and 2005 primarily consisted of approximately $(80,000) and $(59,000) of foreign currency loss, respectively. The loss is due to activity in foreign areas that are denominated in local currency and a decline of the U.S. dollar compared to these local currencies.

Income Taxes
      We use the liability method of accounting for income taxes. For the quarter ended March 31, 2006, we recorded an income tax provision of $8.5 million, at a net effective rate of 35.6% on pre-tax income from continuing operations of $24.0 million. For the quarter ended March 31, 2005, we recorded an income tax provision of $0.9 million on pre-tax loss from continuing operations of $(14.6) million. For the first quarter of 2005, the provision for income tax related to foreign taxes on income generated from international operations, and we did not record a tax benefit on pre-tax losses because we recorded an additional valuation allowance to fully offset our net deferred tax assets that were not expected to be realized due to the uncertainty of future taxable income. In June 2005, we experienced an ownership change as defined under Section 382 of the Internal Revenue Code. As a result, we reduced our deferred tax assets pursuant to the Section 382 limitation. Also, the amount of our pre-change of control net operating losses that we may utilize to offset future taxable income is subject to an annual limitation. These limitations on our ability to utilize our net operating loss carryforwards will result in an increase in our federal income tax liability in future taxable periods and will affect our cash flow. Our ability to utilize any net operating loss carryforwards depends on the future profitability of the company, and accordingly, no assurance can be given regarding the ultimate realization of such loss carryforwards.

Net Income (Loss)
      Net income for the quarter ended March 31, 2006 was $15.5 million, or $0.51 per share-diluted. This compares with a net loss of $(15.5) million, or $(12.01) per share-diluted for the quarter ended March 31, 2005.
Year Ended December 31, 2005 Compared To The Year Ended December 31, 2004

Contract Revenues
      Our revenues increased during 2005 primarily due to our domestic operations. The increase in our domestic revenues is due to a number of factors. The demand for marine construction services in the

U.S. Gulf of Mexico increased during 2005, and was coupled with a decline in the number of vessels deployed by our competitors in the U.S. Gulf of Mexico during the first nine months of 2005. Oil and gas companies operating on the U.S. continental shelf in the Gulf of Mexico have increased their capital expenditures in response to higher energy prices. Also, the unprecedented hurricane activity in this area caused significant damage to production platforms and pipelines creating a substantial amount of pipeline and structural repair work to bring oil and gas production back on-line. Approximately 45% (or $80.1 million) of our domestic revenues for 2005 relates to projects for this repair work. The unusually adverse weather in 2004 and 2005 delayed some projects for new developmental construction until 2006 and 2007 because available construction equipment has been utilized to perform pipeline and structural repair work instead. We anticipate that our vessel utilization will remain at high levels during 2006 and 2007 due to the delay in new developmental construction and the continued pipeline and structural repair work available.
      Our operating revenues for West Africa during 2005 increased significantly compared with 2004 and reflect the work performed and billed to the WAPCo under our contract for the installation of the West Africa Gas Pipeline. Contract revenues and gross profit for Latin America were lower in 2005 compared to 2004 due to the timing of contracts awarded during 2005. We began work in July 2005 on a significant Pemex project and received a major change order to expand the scope of our service in January 2006. Also, we were awarded another significant Pemex project involving the engineering and procurement of 20” and 24” diameter line pipe in February 2006, and construction began in May 2006. For the Southeast Asia/ Mediterranean geographic segment, the substantial completion of the IEC project during the first part of 2005 and the redeployment of vessels from this region to West Africa and the U.S. Gulf of Mexico resulted in lower contract revenues and an operating loss for 2005. We currently do not have any vessels located in this geographic area.

Gross Profit
      Gross profit was $56.8 million (17.5% of contract revenues) for 2005 compared with a gross profit of $27.8 million (10.9% of contract revenues) for 2004. The level of contract revenues for 2005 relative to our operating cost structure has resulted in improved margins. Higher pricing levels in the U.S. Gulf of Mexico and improved competitive market conditions are also reflected in the significant increase in our gross profit from domestic operations. Vessel utilization during 2005 has remained at higher levels than 2004, due to the increased demand for offshore construction services. The overall number of vessels working in the U.S. Gulf of Mexico decreased during the first nine months of 2005, which also contributed to our improved vessel utilization during that period. However, during the fourth quarter of 2005, our competitors began to mobilize additional vessels and equipment into service in both the U.S. Gulf of Mexico and offshore Mexico.
      Gross profit from our West Africa segment improved in 2005 due to the pipelay activities performed during the fourth quarter of 2005 on the West Africa Gas Pipeline. Profit margins in our Latin America geographic segment reflect the reduced contract activity prior to July 2005 compared to the contract activity in 2004. We were awarded a significant Pemex project in July 2005, and our profit margins during the fourth quarter of 2005 improved as we performed work on this project. Also, we were awarded another significant Pemex project in February 2006. Our Southeast Asia/ Mediterranean geographic segment generated losses for 2005 compared to a significant gross profit for 2004 due to work performed on the IEC project in 2004, and the substantial completion of this project during the first part of 2005 without any significant project activity in these regions subsequent to the IEC project.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses were $30.9 million (9.5% of contract revenues) for 2005, compared with $30.7 million (12.1% of contract revenues) for 2004. Selling, general and administrative expenses includes $4.2 million of amortization of deferred compensation expense related to the restricted stock granted during 2005 and $2.1 million recorded under our 2005 bonus plan. This increase was partially offset by reduced legal expenses associated with our ongoing claims when compared to legal expenses incurred during 2004. Selling, general and administrative expenses as a percentage of revenues decreased in

2005 compared with 2004 due to the substantial improvement in the marine construction industry in the U.S. Gulf of Mexico and the increase in our contract revenues.

Reserve for Claims and Receivables
      On July 7, 2005, we settled all claims related to the suit filed against Williams for breach of contract and wrongful withholding of amounts due to us for services provided on a pipeline project in 2003 for $4.8 million. The carrying amount reflected in our financial statements for these claims was $6.5 million, and we recorded a $1.7 million reserve for the settlement of the Williams claim during 2005.
      During the fourth quarter of 2004, we recorded a reserve of $5.7 million related to the pending settlement of our litigation with Iroquois for less than the carrying value of the claims and receivables of $27.2 million. In March 2005, we reached a settlement with Iroquois and collected gross proceeds of $21.5 million.

Impairment of Property, Equipment and Intangibles
      There were no impairment losses on property and equipment during 2005. During 2004, we recorded a net impairment loss of $20.3 million on the Gulf Horizon and related assets as a result of a fire it sustained while on tow to Israel, a $1.1 million impairment charge resulting from the removal from service of the Cajun Horizon and a $1.0 million impairment charge for the remaining book value of goodwill related to one of our inactive Mexican subsidiaries. The depressed market for the marine construction industry and increased competition for construction projects throughout 2003 and 2004 resulted in a decline in the utilization of our vessels, triggering the impairment of the vessels in 2004.

Impairment Loss on Assets Held for Sale
      During 2005, we sold our remaining assets held for sale and recorded a $2.3 million impairment loss to reduce their carrying value to the fair value prior to their sale. During the second quarter of 2004, we implemented a plan to sell the Phoenix Horizon (a marine construction vessel), two dive support vessels and a cargo barge, and we recorded a charge of $3.3 million as an impairment loss on these assets held for sale during 2004 to reduce the net carrying value of these assets to the fair value, less the estimated cost to sell the assets.

Interest Expense
      Interest expense was $67.6 million for the year ended December 31, 2005, compared to $26.0 million for 2004 as follows (in millions):

	Year Ended
	December 31,

	2005	2004

Cash paid for interest	$11.7	$8.0
Interest paid in-kind	7.0	11.2
Accretion in the fair value of the Series A and Series B Preferred Stock	1.9	(1.6)
Amortization of beneficial conversion feature of the Series B Preferred Stock	40.0	—
Other non-cash charges, net	7.0	8.4

	$67.6	$26.0

      Other non-cash charges to interest expense primarily include the amortization of debt discounts and deferred loan fees. Our total outstanding debt was $130.1 million at December 31, 2005, compared to $232.8 million before debt discount of $20.2 million at December 31, 2004. Interest expense increased significantly due to the amortization of the $40.0 million debt discount for the beneficial conversion feature of our Series B Preferred Stock in December 2005, higher interest rates on outstanding debt balances prior to the refinancing of debt in the second quarter of 2005 and other finance costs associated with the repayment of debt during 2005.

Interest Income
      Interest income includes interest from cash investments for the years ended December 31, 2005 and 2004 of $777,000 and $286,000, respectively. Cash investments consist of interest bearing demand deposits and short term money market investment accounts. Interest income increased due to higher average cash and cash investment balances during 2005.

Loss on Debt Extinguishment
      We recognized a loss on debt extinguishment of $23.1 million for year ended December 31, 2005, primarily related to the exchange of debt for equity in June 2005 and a prepayment of our 18% Subordinated Notes in January 2005 with a $3.5 million collection from Pemex, which reflects the write-off of the unamortized portion of the deferred loan fees and debt discount. Loss on debt extinguishment for 2004 of $1.7 million includes the write-off of deferred loan fees and the write-off of debt discount related to the prepayment of our 18% Subordinated Debt with a $4.5 million collection from Pemex.

Other Income (Expense)
      Other income (expense) for 2005 primarily consisted of $(26,000) of net foreign currency loss due to activity in Mexico denominated in Mexican pesos and a decrease of the U.S. dollar compared to the Mexican peso offset by a $41,000 net gain on the sale of assets. Included in other income (expense) for 2004 is $85,000 of net foreign currency gain due to activity in Mexico denominated in Mexican pesos and an increase in the U.S. dollar compared to the Mexican peso and $32,000 of net gain on the sale of assets.

Income Taxes (Benefit)
      We use the liability method of accounting for income taxes. We recorded a federal income tax provision of $3.0 million on a pre-tax loss of $(68.0) million for 2005. We recorded a federal income tax provision of $2.1 million on a pre-tax loss of $(61.5) million for 2004. The provision for 2005 relates to foreign taxes on income generated from international operations. There was no tax benefit recorded on pre-tax losses due to the valuation allowance for the year ended December 31, 2005 to fully offset our net deferred tax assets that are not expected to be realized due to the uncertainty of future taxable income. In June 2005, we experienced an ownership change under Section 382 of the Internal Revenue Code. As a result, we reduced our deferred tax assets pursuant to Section 382 and the amount of our pre-change of control net operating losses that may be utilized to offset future taxable income is subject to an annual limitation. The utilization of any net operating loss carryforwards is dependent on the future profitability of the company. Accordingly, no assurance can be given regarding the ultimate realization of such loss carryforwards.

Net Loss
      Net loss was $(71.1) million, or $(16.09) per share-diluted, for 2005, compared to a net loss for 2004 of $(63.6) million, or $(51.45) per share-diluted. The weighted average number of shares used in computing the loss per share were 4,417,341 and 1,235,561 for the years ended December 31, 2005 and 2004, respectively. The outstanding shares of common stock increased during 2005 primarily due to the shares issued in exchange for our Subordinated Notes.
Year Ended December 31, 2004 Compared To The Year Ended December 31, 2003

Contract Revenues
      Contract revenues were $254.2 million for 2004, compared to $270.3 million for 2003. Revenues for 2004 decreased 6.0% compared with 2003. The decline in revenues is primarily attributable to a decrease in pricing of services for marine construction in the U.S. Gulf of Mexico due to a highly competitive market during 2004, the sustained difficult economic environment and the depressed market in the marine construction industry for the U.S. Gulf of Mexico. Our customer mix in 2004 changed significantly compared to the mix of customers in 2003. The decline in domestic — other revenues reflects our lack of work in the Northeastern U.S. during 2004 compared to 2003. For 2003, revenues generated in the Northeastern U.S. accounted for 40% of consolidated revenues. Our domestic — U.S. Gulf of Mexico revenues and gross profits were further reduced by unusually adverse weather conditions during the second quarter of 2004; however, the named storms and hurricanes in the U.S. Gulf of Mexico during the third quarter of 2004 did not significantly impact vessel utilization and profit margins because we were paid contract rates for weather and were subsequently able to complete our projects under construction. The award and execution of our first project in the Mediterranean for IEC during 2004 accounted for a significant portion of our consolidated revenues for 2004. Also, revenues from our Latin American operations increased significantly for 2004 compared to 2003. Revenues related to the IEC contract accounted for 36% and the Pemex contract accounted for 23% of consolidated revenues for 2004. Construction activities related to our project in Southeast Asia accounted for 5.7% of our consolidated revenues for 2004. The diversion of the Sea Horizon from its scheduled work in Southeast Asia to work on the IEC project due to the loss of the Gulf Horizon as a result of a fire adversely impacted revenues and gross profit. Construction activities related to the two-year pipeline and structural installation program in Nigeria were completed during the second quarter of 2004; however, we completed a contract for the repair of a 26inches diameter export pipeline in Nigeria for the same customer during the third quarter of 2004. Revenues from our West Africa operations accounted for 6.8% of our consolidated revenues for 2004.

Gross Profit
      Gross profit was $27.8 million (10.9% of contract revenues) for 2004 compared with a gross profit of $6.5 million (2.4% of contract revenues) for 2003. The improvement in gross profit for 2004 was primarily attributable to our operations in the Mediterranean and Latin American areas. We recorded a $6.4 million impairment charge to cost of contract revenues of our domestic operations related to our inventory of production platforms and other structures during the fourth quarter of 2004, which reduced our gross profit by 2.5% of contract revenues. Our domestic operations generated losses, as we did not have a sufficient level of contract activity and associated revenues to support our operating cost structure. In addition, domestic gross profit was negative as a result of the continuing low levels of vessel utilization due to competitive market conditions in the U.S. Gulf of Mexico. Also, we were unable to stay on budget for two projects in the U.S. Gulf of Mexico during the first and second quarters of 2004 as we were not as productive in executing the projects as originally estimated when the work was bid, resulting in lower gross profit. The construction activities related to the two-year pipeline and structural installation program in Nigeria and the repair work on a 26” diameter pipeline resulted in a gross profit for this region for 2004. Our Southeast Asia operations generated a loss as the Sea Horizon was mobilized to work on the IEC contract offshore Israel in July 2004.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses were $30.7 million (12.1% of contract revenues) for 2004, compared with $21.7 million (8.0% of contract revenues) for 2003. Selling, general and administrative expenses increased for 2004 compared to 2003 primarily due to additional legal costs of $1.7 million associated with our ongoing contract disputes and related litigation, $2.0 million of costs incurred to recover the Gulf Horizon subsequent to a fire sustained while on tow to Israel and to obtain repair estimates, and $0.5 million of costs incurred as we implemented Section 404 of the Sarbanes-Oxley Act. During 2004, we also incurred $0.6 million in legal costs associated with restructuring our existing debt and $1.8 million related to professional advisor and consulting fees associated with the restructuring of our existing debt. We recorded net severance and restructuring costs of $2.1 million primarily related to the severance benefit of our former president under his amended employment agreement and another senior employee termination during 2004. During 2003, we recorded charges of $680,000 related to severance and other costs in connection with the resignation of a key employee and additional costs related to retaining a consulting firm in Mexico to assist us in the administration of our Pemex claims.

Reserve for Claims and Receivables
      During the fourth quarter of 2004, we recorded a reserve of $5.7 million related to the pending settlement of our litigation with Iroquois for less than the carrying value of the claims and receivables of $27.2 million. In March 2005, we reached a settlement with Iroquois and collected gross proceeds of $21.5 million.
      During the fourth quarter of 2003, we recorded a reserve of $33.1 million related to our outstanding EPC 64 contract claims against Pemex since we have been unsuccessful in resolving such claims. Since the ultimate amount and timing of payment of these claims is uncertain, we recorded this reserve for the outstanding receivable to reflect our best estimate of the amount that we believe we will collect. We did not record any additional reserves related to this Pemex receivable during 2004.

Impairment of Property, Equipment and Intangibles
      During 2004, we recorded a net impairment loss of $20.3 million on the Gulf Horizon and related assets as a result of a fire it sustained while on tow to Israel and the subsequent denial of our insurance claim, a $1.1 million impairment charge resulting from the removal from service of the Cajun Horizon and a $1.0 million impairment charge for the remaining book value of goodwill related to one of our inactive Mexican subsidiaries. In 2003, we recognized a $21.3 million impairment loss on the value of the Phoenix Horizon, two diving support vessels, one small construction vessel, a cargo barge and related marine equipment due to lower expected utilization levels. The difficult economic environment and depressed market for the marine construction industry throughout 2003 and 2004 resulted in a decline in the utilization of our vessels, triggering the impairment of the vessels, the cargo barge and related marine equipment.
      The impairment losses on several of our marine construction vessels were recognized under Statement of Financial Accounting Standards (SFAS) No. 144 during 2004 and 2003. The impairment losses were based upon the cost of the vessels in excess of their estimated fair value based upon expected sales prices as determined by broker quotations or orderly liquidation value appraisals from third parties. The difficult economic environment, depressed market for the marine construction industry and increased competition for construction projects throughout 2003 and 2004 resulted in a decline in the utilization of our vessels, triggering the impairment of the vessels.

Impairment Loss on Assets Held for Sale
      During the second quarter of 2004, we implemented a plan to sell the Phoenix Horizon (a marine construction vessel), two dive support vessels and a cargo barge, and we recorded a charge of $3.3 million as an impairment loss on these assets held for sale during 2004 to reduce the net carrying value of these assets to the fair value, less the estimated cost to sell the assets. There were no assets held for sale or impairment losses on assets held for sale during 2003.

Interest Expense
      Interest expense for 2004 was $26.0 million, with no interest capitalized for the year. Interest expense for 2003 was $9.5 million, net of $0.1 million of capitalized interest. The face value of our total outstanding debt was $232.8 million excluding debt discount of $20.2 million at December 31, 2004, compared to $171.5 million at December 31, 2003. Interest expense increased due to higher average outstanding debt balances, higher interest rates and other financing costs. Interest expense also increased due to the amortization of the debt discount associated with the Subordinated Notes, amortization of deferred loan fees over the term of the respective debt and paid in-kind interest on the Subordinated Notes. Cash paid for interest was $8.0 million, interest paid in-kind was $11.2 million and amortization of debt discounts and deferred loan fees was $8.4 million for 2004, less a $1.6 million decrease in the fair value of the liability related to the Series A Preferred Stock.

Interest Income
      Interest income includes interest from cash investments for the years ended December 31, 2004 and 2003 of $286,000 and $67,000, respectively. Cash investments consist of interest bearing demand deposits. Interest income for 2004 primarily relates to interest earned on our escrow accounts securing performance bonds and letters of credit recorded as restricted cash.

Loss on Debt Extinguishment
      Loss on extinguishment of debt includes the write-off of deferred loan fees of $800,000 and debt discount of $754,000 related to the $4.5 million collected from Pemex used to prepay a portion of the 18% Subordinated Notes during the third quarter of 2004. Also included in the loss on debt extinguishment was the write-off of deferred loan fees of $165,000 for the early payment of our $15.0 million term loan with Elliott Associates, L.P. during the first quarter of 2004 in connection with the issuance of the 16% Subordinated Notes. In March 2004, we issued $65.4 million of 16% Subordinated Notes and used a portion of the proceeds to repay our outstanding loan with Elliott Associates, L.P.
      Loss on debt extinguishment relates to a prepayment penalty of $569,000 and the write-off of deferred loan fees of $299,000 for the early retirement of debt during the second quarter of 2003. In June 2003, we refinanced the Sea Horizon with another lender and used a portion of the proceeds to repay and extinguish our previous lender’s debt resulting in a loss on debt extinguishment. This refinancing secured in 2003 provided additional liquidity and working capital to fund operations due to our inability to collect our Pemex receivables and claims.

Other Income (Expense)
      Other income (expense) for 2004 primarily consisted of $85,000 of net foreign currency gain due to activity in Mexico denominated in Mexican pesos and an increase in the U.S. dollar compared to the Mexican peso and $32,000 of net gain on sale of assets. Included in other income (expense) for 2003 is a $(115,000) of net foreign currency loss due to activity in Mexico denominated in Mexican pesos and a weakening of the Mexican peso compared to the U.S. dollar.

Income Taxes (Benefit)
      We use the liability method of accounting for income taxes. We recorded a federal income tax provision of $2.1 million on a pre-tax loss of $(61.5) million for 2004. We recorded a federal income tax benefit of $(7.6) million, at a net effective rate of 9.5% on a pre-tax loss of $(80.1) million for 2003. The provision for 2004 relates to foreign taxes on income generated from international operations, which was reduced by the refund we received of $784,000 for the deduction of alternative minimum tax net operating losses from prior years against alternative minimum taxable income generated in prior years allowed by the Job Creation and Worker Assistance Act of 2002. For 2003, the difference in the effective tax rate and the statutory tax rate is primarily due to the tax benefit recognized in 2003 attributable to a research and development credit of $(3.4) million. There was no tax benefit recorded on pre-tax losses due to the recording of additional valuation allowance of $22.3 million for the year ended December 31, 2004 to fully offset our net deferred tax assets that are not expected to be realized due to the uncertainty of future taxable income. The utilization of any net operating loss carryforwards is dependent on the future profitability of the company. Accordingly, no assurance can be given regarding the ultimate realization of such loss carryforwards.

Net Loss
      Net loss was $(63.6) million, or $(51.45) per share-diluted, for 2004, compared to a net loss for 2003 of $(72.5) million, or $(68.50) per share-diluted.

Liquidity and Capital Resources

General
      At March 31, 2006, cash and cash equivalents were approximately $22.4 million compared to approximately $43.0 million as of December 31, 2005. At March 31, 2006, we also had approximately $9.6 million of total restricted cash, including interest received, that we are required to maintain related to cash used to secure a letter of credit under the IEC contract. We invest excess cash in highly liquid investments with original maturities of three months or less so that such funds are readily available for operating purposes. We believe that our existing cash and cash equivalents and cash expected to be generated from future operations will be sufficient to meet our capital and operating requirements at least through the next twelve months.
      Our cash requirements are greatest at the beginning of new projects because we incur mobilization expenses and other start-up costs. We also require substantial cash to complete all or a portion of the majority of our projects before receiving payment from the customer. The timing of start-up costs incurred and progress billings on large contracts in accordance with contract terms and milestones and the collections of the related contract receivables may increase our working capital requirements. Additionally, our future capital requirements will depend primarily on the demand for offshore construction services by the oil and gas industry based on the continued need for repair and salvage work and the level of capital expenditures by oil and gas companies for developmental construction.

Recent Events
      On February 17, 2006, we completed the acquisition of the Texas Horizon, a dynamically positioned diving support and deepwater reel pipelay vessel. We paid the purchase price of $23 million with $12 million cash and financed the balance of $11 million with a term debt facility from General Electric Capital Corporation (“GE Capital”). On March 9, 2006, we entered into a $77.4 million secured term loan facility with the CIT Group, as agent and lender. With the proceeds from this term loan, we repaid outstanding debt maturing in March 2006, our related party term debt under the Senior Credit Facilities maturing in March 2007 and paid closing costs and fees. On April 28, 2006, we entered into a $30 million revolving credit facility with PNC Bank, National Association (“PNC Bank”), as agent and lender. The revolving credit facility has a five-year term and matures on April 28, 2011. See “Indebtedness” below for additional details on these recent financial transactions.

Cash Flows
      Cash used in operations was $(3.3) million for the first quarter of 2006 compared to cash provided by operations of $3.9 million for the first quarter of 2005. Cash used in operations is primarily attributable to the increase in contract receivables associated with the higher levels of contract activity and revenues during the first quarter of 2006. Cash provided by operations for the quarter ended March 31, 2005 was primarily attributable to the billing and subsequent collection on the IEC and Pemex projects, the settlement of the Iroquois claim in March 2005 and the requirement that we pay interest on the Subordinated Notes in-kind with additional Subordinated Notes.
      Cash used in investing activities was $(13.7) million for the first quarter of 2006 compared to cash used in investing activities of $(0.4) million for the first quarter of 2005. The increase in cash used in investing activities is attributable to the acquisition of the Texas Horizon, a dynamically positioned diving support and deepwater reel pipelay vessel that we purchased in February 2006. We paid the purchase price of $23 million with $12 million cash and financed the remaining $11 million balance with a term debt facility.
      Cash used in financing activities was $(3.6) million for the first quarter of 2006 compared to cash used in financing activities of $(34.1) million for the first quarter of 2005. Cash used in financing activities for the three months ended March 31, 2006 related to recurring principal payments on our outstanding debt. On March 9, 2006, we repaid $74.7 million of outstanding debt (inclusive of accrued interest) maturing in March 2006 and our Senior Credit Facilities maturing in March 2007 with proceeds from a secured term loan facility with the CIT Group. For the three months ended March 31, 2005, cash used in financing activities was for recurring principal payments on our outstanding debt and to repay our two revolving credit facilities with Southwest Bank in February 2005.

Working Capital
      As of March 31, 2006, we had working capital of $79.7 million, compared to $74.1 million of working capital at December 31, 2005. The increase in working capital was primarily attributable to an increase in contract receivables associated with the higher level of revenues and contract activity for the first quarter of 2006, partially offset by a decrease in costs in excess of billings. Cash and cash equivalents also decreased as of March 31, 2006 due to the funds used to purchase the Texas Horizon, as well as funds used to procure the pipe for our Pemex project which began in May 2006.

Indebtedness
      Notes payable at March 31, 2006 consist of the following (in thousands):

March 31,
2006

CIT Group term loan maturing in 2011	76,504
GE Credit Corporation of Tennessee term loan maturing in 2010	27,143
8% Subordinated Notes	13,102
GE Capital Corporation term loan maturing in 2009	11,000
GE Capital Corporation term loan maturing in 2012	7,034
GE Capital Corporation term loan maturing in 2006	5,294
Amegy Bank, N.A. term loan maturing in 2006	1,057
Other term debt maturing in 2006	15

Total	$141,149
      At March 31, 2006, we had approximately $141.1 million of total outstanding debt, including outstanding borrowings of $76.5 million under our CIT Group term loan maturing in 2011, $51.5 million on the five other term-debt facilities identified above and $13.1 million on our remaining 8% Subordinated Notes, including paid in-kind interest. The outstanding debt at March 31, 2006 represents an increase of approximately $11.0 million from the outstanding amount of debt at December 31, 2005. This increase in debt is due to the GE Capital Corporation term loan maturing in 2009, which was obtained to purchase the Texas Horizon. At March 31, 2006, $29.6 million of our debt is classified as current because it matures within the next twelve months or the asset securing the indebtedness is classified as current. Interest rates for our outstanding debt vary from the one-month commercial paper rate plus 2.45% to one-month Libor plus 4.80% (6.8% to 9.3%) at March 31, 2006, and our average interest rate at March 31, 2006 was 8.9% per annum. Our term-debt borrowings require approximately $1.3 million in total monthly principal payments.
      On February 17, 2006, we completed the acquisition of the Texas Horizon, a dynamically positioned diving support and deepwater reel pipelay vessel. The purchase price was $23 million of which we paid $12 million cash and financed the balance of $11 million with the GE Capital Corporation term loan maturing in 2009. The loan is payable in eleven quarterly installments of $0.9 million beginning May 1, 2006 plus interest at an annual rate of three-month Libor plus 3.50% and matures on February 1, 2009. This loan is secured by a mortgage on the vessel and contains customary events of default and covenants restricting our ability to incur additional indebtedness or create additional liens, make any investments, dispose of assets, pay any dividends and enter into affiliate transactions without lender consent. We are also required to maintain certain financial ratios at quarterly determination dates. Upon an event of default under this term loan, the interest rate increases by 2.00%.
      On March 9, 2006, we entered into a $77.4 million secured CIT Group term loan maturing in 2011 (inclusive of closing costs and fees of approximately $2.7 million). CIT Group serves as agent and lender under this facility. This facility is an asset-based financing, which matures over a 60 month period. We used the proceeds from this term loan to repay existing debt and to pay closing costs and fees. This refinancing enables us to retain working capital and provides the financial resources required to pursue and support our construction projects and operations.
      The $77.4 million credit facility with the CIT Group bears interest at one-month Libor plus 4.50% and is payable in installments of $0.9 million, plus interest, for the first 24 months beginning March 31, 2006. For the next 35 months, the monthly payments are $0.6 million, plus interest. The remaining principal and any unpaid interest are due at maturity on March 9, 2011. We are also required to repay $5.0 million either upon the earlier of the (i) receipt of proceeds from our Pemex claim or Gulf Horizon insurance claim or (ii) on March 31, 2008. The loan is secured by mortgages on most of our vessels and contains customary events of default, cross-default provisions and covenants restricting our ability to create additional liens, consolidate or merge with another company, incur additional indebtedness, enter into certain charter agreements, dispose of assets, repay certain indebtedness, enter into affiliate transactions, enter into certain lease agreements, pay dividends or operate the vessels that collateralize this new term loan outside the Gulf of Mexico (including U.S. waters, Mexican waters and international waters therein) without lender consent. We are also required to maintain certain financial ratios at quarterly determination dates, including a fixed charge coverage ratio, as defined, of not less than 1.33 to 1 (determined by dividing EBITDA (earnings before interest, taxes, depreciation and amortization) by the sum of current maturities of long-term debt, cash interest and tax expense on a rolling four quarter basis). Upon an event of default under the new CIT Group term loan, the interest rate increases by 2.50%.
      Our 8% Subordinated Notes accrue interest annually at 8% payable in-kind. The 8% Subordinated Notes mature on March 31, 2010 and are subordinate and junior to our existing senior secured debt, in all respects. We have classified all of our 8% Subordinated Notes as long-term debt at March 31, 2006 and December 31, 2005, because the 8% Subordinated Notes mature on March 31, 2010.
      On April 28, 2006, we entered into a $30 million revolving credit facility with PNC Bank as agent and lender. This revolving credit facility has a five-year term and matures on April 28, 2011. Advances under this revolving credit facility bear interest at one-month Libor plus a margin ranging from 2.25% to 2.75%, or, at our option, at the prime rate plus a margin ranging from 0% to 0.25%. In addition to monthly interest, we are required to pay monthly maintenance fees for this revolving credit facility. Upon an event of default, the interest rate on outstanding advances increases by 2%. Advances are obtained in accordance with a borrowing base, defined as a percentage of accounts receivable balances and costs in excess of billings. Amounts outstanding under this revolving credit facility are secured by our accounts receivable and a pledge of the stock of our subsidiaries. This revolving credit facility contains customary default and cross-default provisions requiring us to maintain certain financial ratios at quarterly determination dates. The revolving credit facility also contains certain covenants restricting our ability to consolidate or merge with another company, create additional liens, enter into certain guarantees, make any loans, pay dividends and incur additional indebtedness, without lender consent.
      All of our assets are pledged as collateral to secure our indebtedness. Our loans are secured by mortgages on all of our vessels and property and by our accounts receivable and claims. Our loans contain customary default and cross-default provisions and covenants restricting our ability to issue additional capital stock, create additional liens, incur additional indebtedness, enter into affiliate transactions, dispose of assets, make any investments and pay dividends without lender consent. We are also required to maintain certain financial ratios at quarterly determination dates. At March 31, 2006, we were in compliance with all the financial covenants required by our loan and credit facilities. In the event that we do not meet our financial covenants and we are unsuccessful in obtaining waivers of non-compliance, our lenders will have the right to accelerate our debt with them, and cross-default provisions could result in the acceleration of all of our indebtedness.

Claims and Litigation
      We submitted the Pemex EPC 64 claims related to interruptions due to adverse weather conditions to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce in April 2005. On March 27, 2006, we attended a hearing before the arbitrators, at which both parties presented oral and written arguments. We submitted a post-hearing brief on April 12, 2006. The arbitrators are expected to render a decision by the third quarter of 2006, although there is no guaranty that a decision will be rendered in that time frame. We have vigorously pursued our outstanding claims against Pemex. As of March 31, 2006, the carrying value of this claim, included in costs in excess of billings, totaled $18.5 million, net of a $33.1 million allowance for doubtful costs in excess of billings.
      The underwriters on the marine hull insurance policy purchased to cover physical damage to the Gulf Horizon filed an action for declaratory judgment in the English High Court seeking a declaration that the policy is void from its inception due to a misrepresentation of the risk. We counter-claimed for the total policy limits of $28 million, plus legal and labor expenses. We continue to exchange evidence of experts and witnesses. A trial date is set for June 26, 2006.
      We are involved in various routine legal proceedings primarily involving claims for personal injury under the Jones Act and general maritime laws which we believe are incidental to the conduct of our business. We believe that none of these proceedings, if adversely determined, would have a material adverse effect on our business or financial condition.
      We are currently investigating whether one of our employees or representatives may have made an improper payment of approximately $35,000 to a customs official in a Latin American country, as well as whether there are any deficiencies in our internal controls and procedures with respect to oversight and record keeping. We have notified the SEC and the DOJ of our internal investigation and are fully cooperating with the SEC and the DOJ.

Off-Balance Sheet Arrangements
      We do not have any significant off-balance sheet arrangements, other than operating leases, that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Capital Expenditures
      We have fixed debt service and lease payment obligations under notes payable and operating leases for which we have material contractual cash obligations. Interest rates on our debt vary from the one-month commercial paper rate plus 2.45% to one-month Libor plus 4.8% (6.8% to 9.3%) at March 31, 2006, and our average interest rate at March 31, 2006, was 8.9%. The following table summarizes our long-term material contractual cash obligations, including interest payments calculated at the effective interest rate at March 31, 2006, on variable rate debt and the interest rate on our fixed rate debt (in thousands):

	Remainder
	of 2006	2007	2008	2009	2010	Thereafter	Total

Principal and interest payments on debt(1)	$35,151	$92,545	$30,668	$18,337	$46,669	$29,334	$252,704
Operating leases	1,860	2,471	2,268	133	140	96	6,968

	$37,011	$95,016	$32,936	$18,470	$46,809	$29,430	$259,672

(1)	Excludes impact of this offering.
      Our estimated planned capital expenditures for the remainder of 2006 range from approximately $11.0 million to $14.0 million. Our planned expenditures are primarily related to vessel improvements required for specific project needs and scheduled dry-docks.

Critical Accounting Policies And Estimates
      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We must apply significant, subjective and complex estimates and judgments in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States; management’s interpretation and understanding of the accounting policies permitted by accounting principles generally accepted in the United States; management’s understanding of our business; expected rates of business and operational change; sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. Among the most subjective judgments employed in the preparation of these financial statements are: estimates of expected costs to complete construction projects; the collectibility of contract receivables and claims; the depreciable lives of and future cash flows to be provided by our equipment and long-lived assets; the expected timing of the sale of assets; the amortization period of maintenance and repairs for dry-docking activity; estimates for the number and related costs of insurance claims for medical care and Jones Act obligations; judgments regarding the outcomes of pending and potential litigation and certain judgments regarding the nature of income and expenditures for tax purposes. We review all significant estimates on a recurring basis and record the effect of any necessary adjustments prior to publication of our financial statements. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date.
      Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles, assuming we continue as a going concern, which contemplates the realization of the assets and the satisfaction of liabilities in the normal course of business.
      Our significant accounting policies are described in Note 1 of our notes to consolidated financial statements. We consider certain accounting policies to be critical policies due to the significant judgments, subjective and complex estimation processes and uncertainties involved for each in the preparation of our consolidated financial statements. We believe the following represent our critical accounting policies. We have discussed our critical accounting policies and estimates, together with any changes therein, with the audit committee of our board of directors.

Revenue Recognition
      Contract revenues for construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the total estimated costs at completion for each contract. This percentage is applied to the estimated revenue at completion to calculate revenues earned to date. We consider the percentage-of-completion method to be the best available measure of progress on these contracts. We follow the guidance of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, “Accounting for Performance of Construction — Type and Certain Production — Type Contracts” relating to the use of the percentage-of-completion method, estimating costs and claim recognition for construction contracts. Estimating costs to complete each contract pursuant to SOP 81-1 is a significant variable in determining the amount of revenues earned to date. We continually analyze the costs to complete each contract and recognize the cumulative impact of revisions in total cost estimates in the period in which the changes become known. In determining total costs to complete each contract, we apply judgment in the estimating process. Contract revenue reflects the original contract price adjusted for agreed upon change orders and unapproved claims. For contract change orders, claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. We recognize unapproved claims only when the collection is deemed probable and if the amount can be reasonably estimated for purposes of calculating total profit or loss on long-term contracts. We record revenue and the unbilled receivable for claims to the extent of costs incurred and to the extent we believe related collection is probable and include no profit on claims recorded. Changes in job performance, job conditions and estimated profitability, including those arising from claims and final contract settlements, may result in revisions to estimated costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset “Costs in excess of billings” represents the costs and estimated earnings recognized as revenue in excess of amounts billed as determined on an individual contract basis. The liability “Billings in excess of costs” represents amounts billed in excess of costs and estimated earnings recognized as revenue on an individual contract basis.
      For some service contracts related to the salvage of production platforms, revenues are recognized under SEC Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements,” and No. 104, “Revenue Recognition,” when all of the following criteria are met; persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price is fixed or determinable; and collectibility is reasonably assured.
      The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion methodologies affect the amounts reported in our consolidated financial statements. If our business conditions were different, or if we used different assumptions in the application of this accounting policy, it is likely that materially different amounts could be reported in our financial statements. If we used the completed contract method to account for our revenues, our results of operations would reflect greater variability in quarterly revenues and profits as no revenues or costs would be recognized on projects until the projects were substantially complete, which for larger contracts may involve deferrals for several quarters.

Accounts Receivable
      Billed receivables represent amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestones. Unbilled receivables on fixed-price contracts, which are included in costs in excess of billings, arise as revenues are recognized under the percentage-of-completion method. Unbilled amounts on cost-reimbursement contracts represent recoverable costs and accrued profits not yet billed. Allowances for doubtful accounts and estimated nonrecoverable costs primarily provide for losses that may be sustained on unapproved change orders and claims. In estimating the allowance for doubtful accounts, we evaluate our contract receivables and costs in excess of billings and thoroughly review historical collection experience, the financial condition of our customers, billing disputes and other factors. When we ultimately conclude that a receivable is uncollectible, the balance is charged against the allowance for doubtful accounts.
      We negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses, while successful claims negotiations could result in increases in estimated contract profit or recovery of previously recorded contract losses. Any future significant losses on receivables would further adversely affect our financial position, results of operations and our overall liquidity.

Other Assets
      Other assets consist of the following (in thousands):

	March 31,	December 31,
	2006	2005

Capitalized dry-dock costs	$14,683	$15,770
Prepaid loan fees	2,377	2,408
Deposits	383	276
Other	1,322	1,219

	$18,765	$19,673

      Dry-dock costs are direct costs associated with scheduled major maintenance on our marine construction vessels. We capitalize and amortize the costs incurred in connection with dry-dockings over the five-year cycle to the next scheduled dry-docking. Each five-year cycle consists of two scheduled dry-dockings. We incurred and capitalized dry-dock costs of $0.7 million and $4.9 million for the three months ended March 31, 2006 and 2005, respectively. The dry-dock costs capitalized for the three months ended March 31, 2006 related primarily to surveys and inspections performed on the Pecos Horizon to maintain its class certification. The significant dry-dock costs capitalized for the three months ended March 31, 2005 related primarily to the costs incurred in connection with the special periodical hull surveys performed on the Sea Horizon and the Pacific Horizon required by the American Bureau of Shipping to maintain the class certifications for these vessels.
      Loan fees paid in connection with new loan facilities are deferred and amortized over the term of the respective loans. The amortization of the deferred loan fees is recorded as interest expense in our consolidated statements of operations. We incurred and capitalized $2.1 million in closing costs in connection with closing the CIT Group term loan on March 9, 2006. During the first quarter of 2006, we wrote off the $1.8 million of unamortized deferred loan fees related to the Senior Credit Facilities and other debt with proceeds from the new CIT Group term loan. During the quarter ended March 31, 2005, we incurred and capitalized $3.0 million in closing fees in connection with closing the loans under the Senior Credit Facilities. During the first quarter of 2005, we also wrote-off $759,000 of unamortized deferred loan fees for the 18% Subordinated Notes related to the prepayment of those notes with $3.5 million of proceeds collected from Pemex. The write-off of the unamortized portion of deferred loan fees is included in loss on debt extinguishment in our consolidated statements of operations for the three months ended March 31, 2006 and 2005.
      Deposits consist primarily of security deposits on office leases as of March 31, 2006 and December 31, 2005.

Property and Equipment
      We use the units-of-production method to calculate depreciation on our major barges and vessels to approximate the wear and tear of normal use. The annual depreciation based on utilization of each vessel will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each vessel will not be less than 50% of cumulative straight-line depreciation. Accelerated depreciation methods are used for tax purposes. The useful lives of our major barges and vessels are 18 years. Upon sale or retirement, the cost of the equipment and accumulated depreciation are removed from the accounts and any gain or loss is recognized. We periodically review the remaining useful lives of our vessels and revise the estimated lives over current and future periods. If we alternatively applied only a straight-line depreciation method, less depreciation expense would be recorded in periods of high vessel utilization and more depreciation expense would be recorded in periods of low vessel utilization. We believe the method we use better matches costs with the physical use of the equipment.
      When events or changes in circumstances indicate that assets may be impaired, we review long-lived assets for impairment and evaluate whether the carrying value of the asset may not be recoverable according to Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Changes in our business plans, a significant decrease in the market value of a long-lived asset, a change in the physical condition of a long-lived asset or the extent or manner in which it is being used, or a severe or sustained downturn in the oil and gas industry, among other factors, are considered triggering events. The carrying value of each asset is compared to the estimated undiscounted future net cash flows for each asset or asset group. If the carrying value of any asset is more than the estimated undiscounted future net cash flows expected to result from the use of the asset, a write-down of the asset to estimated fair market value must be made. When quoted market prices are not available, fair value must be determined based upon other valuation techniques. This could include appraisals or present value calculations of estimated future cash flows. In the calculation of fair market value, including the discount rate used and the timing of the related cash flows, as well as undiscounted future net cash flows, we apply judgment in our estimates and projections, which could result in varying levels of impairment recognition.

Stock-Based Compensation
      On September 15, 2005, we issued 1.1 million shares of restricted stock under our 2005 Stock Incentive Plan (the “2005 Incentive Plan”) to key members of our management team, and 0.3 million shares of this restricted stock vested on September 30, 2005. The remainder of the shares vest in equal annual installments on July 6, 2006, 2007 and 2008. We recorded $12.5 million of deferred compensation for these restricted stock awards based on a closing price of $11.50 per share on September 15, 2005. During the first quarter of 2006, we recorded compensation expense of $1.0 million relating to the vesting of restricted stock. The amortization of deferred compensation is reflected in selling, general and administrative expenses in the accompanying consolidated statements of operations. During the three months ended March 31, 2006, no options were granted under the 2005 Incentive Plan, and going forward, no additional grants will be made under any existing stock-based compensation plan other than the 2005 Incentive Plan. At March 31, 2006, we had 1.7 million shares of common stock available for issuance under the 2005 Incentive Plan.
      On March 7, 2006, our compensation committee established the performance goals for our officers and key employees for fiscal year 2006 under the 2006 Annual Incentive Compensation Plan (the 2006 Compensation Plan), which includes a restricted stock component. The award of restricted stock to our executive officers and selected managers will be based on an amount by which our net income exceeds specified net income goals. Shares of restricted stock will be distributed based on the pro rata percentages of cash bonuses paid to all participants in the restricted stock award pool. During the first quarter of 2006, we recorded $976,500 of stock-based compensation related to the expected achievement of our net income goals for 2006. Of this amount, $732,500 is included in selling, general and administrative expenses and $244,000 is included in cost of contract revenues in the accompanying consolidated statement of operations for the three months ended March 31, 2006. The shares of restricted stock awarded for the 2006 Compensation Plan will vest 50% on the date of grant, 30% on the first anniversary of the date of grant and 10% each on the second and third anniversary of the date of grant thereafter. Any of these restricted stock awards will be granted pursuant to the 2005 Incentive Plan.
      On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R)), which revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25). SFAS No. 123(R) requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.
      Prior to the adoption of SFAS 123(R), we accounted for stock-based compensation awards using the intrinsic value method of APB No. 25. Accordingly, we did not recognize compensation expense in our statement of operations for options we granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. However, we did record compensation expense related to restricted stock based on the market value of our stock at the date of grant. As required by SFAS No. 123, we also provided certain pro forma disclosures for stock-based awards as if the fair-value-based approach of SFAS No. 123 had been applied.
      We have elected to use the modified prospective transition method as permitted by SFAS No. 123(R) and therefore have not restated our financial results for prior periods. Under this transition method, we will apply the provisions of SFAS No. 123(R) to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, we will recognize compensation cost for the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of January 1, 2006, as the remaining service is rendered. The compensation cost we record for these awards will be based on their grant-date fair value as calculated for the pro forma disclosures required by SFAS No. 123.
      Our pre-tax compensation cost for stock-based employee compensation was $31,000 for the first three months of 2006. No tax benefits were recognized for these costs.
      Prior to the adoption of SFAS No. 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123(R) requires that cash flows from the exercise of stock options resulting from tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows. No such excess tax benefits were recorded for the three months ended March 31, 2006.
      The following table illustrates the effect on net loss and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to the adoption of SFAS No. 123(R) on January 1, 2006 (in thousands, except per share data).

Three Months
Ended
March 31, 2005

Net loss, as reported	$(15,473)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(135)

Pro forma net loss	$(15,608)

Earnings (loss) per share:
Basic and Diluted — as reported	$(12.01)

Basic and Diluted — pro forma	$(12.01)

      There were no options granted during the three months ended March 31, 2006 or March 31, 2005. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model based on (i) expected option life (in years), (ii) expected volatility and (iii) risk-free interest rate. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. Expected volatility is based on historical volatility of Horizon’s stock. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. We have not historically paid any dividends and do not expect to in the future.

Federal Income Taxes
      We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax asset. The current provision for income tax is based upon the current tax laws and our interpretation of these laws, as well as the probable outcomes of any foreign or domestic tax audits. The value of our net deferred tax asset is dependent upon our estimates of the amount and category of future taxable income and is reduced by the amount of any tax benefits that are not expected to be realized. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting our financial position and results of operations. Certain past changes in ownership have limited our ability to realize portions of the loss carryforwards, and future changes in ownership may further limit the loss carryforward.

      Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period), the corporation’s ability to use its pre-change of control net operating loss carryforwards against its post-change of control income may be limited. The Exchange Transaction caused us to undergo an ownership change under Section 382 of the Internal Revenue Code. As a result of this ownership change, the amount of our pre-change of control net operating losses that may be utilized to offset future taxable income is subject to an annual limitation. The limitation under Section 382 is defined as the product obtained by multiplying (i) the aggregate market value of our stock, as applicable, immediately prior to the ownership change (with certain adjustments) by (ii) the highest of the long-term tax exempt rate in effect for any month in the 3-calendar month period ending with the calendar month in which the change date occurs. If a corporation has a net unrealized built-in gain that exceeds a certain threshold, the Section 382 limitation for each of the first five years following the ownership change will be increased by the amount of any recognized built-in gains for the year. Following the Exchange Transaction, the utilization of our net operating loss carryforwards incurred prior to June 2005 is subject to an annual limitation of approximately $0.5 million. We estimate that the amount of pre-June 2005 net operating losses that we can utilize during the loss carryforward period expiring beginning in 2016 is limited to approximately $10 million under Section 382, supplemented by an additional $19.7 million of net unrealized built-in gains. We have reduced our gross deferred tax asset and valuation allowance to reflect the reduced amount of net operating losses available under this limitation. These limitations on our ability to utilize our net operating loss carryforwards could result in an increase in our federal income tax liability in future taxable periods, which could affect our after-tax cash flow.
Recent Accounting Pronouncements
      In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FAS No. 3” (“SFAS No. 154”). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 is required to be adopted in fiscal years beginning after December 15, 2005. We expect that the adoption of SFAS No. 154 in fiscal 2006 will not have a significant impact on our financial position, results of operations or cash flow.

BUSINESS
General
      We provide marine construction services for the offshore oil and gas and other energy related industries in the U.S. Gulf of Mexico, Latin America, Southeast Asia and West Africa.
      Our primary services include:

•	laying, burying or repairing marine pipelines;

•	providing hook-up and commissioning services;

•	installing production platforms and other structures; and

•	disassembling and salvaging production platforms and other structures.
Scope of Operations
      Our operating results are directly tied to industry demand for our services, and, to a lesser degree, seasonal impact. The demand for our services depends on the level of capital expenditures by oil and gas companies for developmental construction. Due to the time required to drill a well and fabricate a production platform, demand for our services usually lags exploratory drilling by nine to eighteen months and sometimes longer. In addition, the demand for repair and salvage work has increased due to hurricane activity in the U.S. Gulf of Mexico during 2004 and 2005.
      Our fleet consists of nine operational vessels. In February 2006, we acquired the Texas Horizon, a diving support and deepwater reel pipelay vessel. The Gulf Horizon is currently not operational due to a fire in May 2004 and is not included in the discussion of our vessels. The following table describes our marine vessels.

				Maximum
			Maximum	Pipelay
		Length	Derrick Lift	Diameter
Vessel	Vessel Type	(Feet)	(Tons)	(Inches)

American Horizon	Pipelay/Pipebury	180	—	18
Lone Star Horizon	Pipelay/Pipebury	320	—	39
Brazos Horizon	Pipelay/Pipebury	210	—	18
Pecos Horizon	Pipelay/Pipebury	250	—	24
Canyon Horizon	Pipebury	330	—	—
Atlantic Horizon	Derrick	420	550	—
Pacific Horizon	Derrick	350	1,000	—
Sea Horizon	Derrick/Pipelay	360	1,200	36
Texas Horizon	Diving Support/Pipelay and Dynamically Positioned	341	—	10
      Our four operational pipelay and pipebury vessels are able to install and bury pipelines with an outside diameter (including concrete coating) of up to 39 inches. These vessels employ conventional S-lay technology that is appropriate for operating on the U.S. continental shelf and the international areas where we currently operate. Conventional pipeline installation involves the sequential assembly of pieces of pipe through an assembly line of welding stations that run the length of the pipelay vessel. Welds are then inspected and coated on the deck of the pipelay barge. The pipe is then supported off the stern and into the water via a ramp that is referred to as a “pontoon” or “stinger.” The ramp supports the pipe to some distance under the water and prevents over-stressing as it curves into a horizontal position toward the sea floor. The barge is then moved forward by its anchor winches and the pipeline is laid on the sea floor. The suspended pipe forms an elongated “S” shape as it undergoes a second bend above the contact point. During the pipelay process, divers regularly inspect the pipeline to ensure that the ramp is providing proper support and that the pipeline is settling correctly.

      Pipelines installed on the U.S. continental shelf located in water depths of 200 feet or less are required by the regulations of the United States Department of Interior’s Minerals Management Service to be buried at least three feet below the sea floor. Jet sleds towed behind pipelay/pipebury barges are used to bury pipelines on smaller pipe installation projects. Towed jet sleds are less likely to damage the pipeline being laid or any existing pipelines that the pipeline may cross. Towed jet sleds use a high-pressure stream of air and water that is pumped from the barge to create a trench into which the pipe settles. For larger pipe burying projects, or where deeper trenching is required, we use the Canyon Horizon, our dedicated bury barge. We match our burying approach to the requirements of each specific contract by using the Canyon Horizon for larger projects and our towed jet sleds behind pipelay barges for smaller projects.
      We also install and remove or salvage offshore fixed platforms. We operate two derrick barges equipped with cranes designed to lift and place platforms, structures or equipment into position for installation. In addition, they are used to disassemble and remove platforms and prepare them for salvage or refurbishment. The Pacific Horizon has a lift capacity of 1,000 tons, and the Atlantic Horizon has a 550-ton lift capacity.
      The Sea Horizon, our 360-foot long and 100-foot wide combination vessel that has both pipelay and derrick capabilities, is utilized to install up to 36” diameter pipe. The Sea Horizon is also utilized to install and remove offshore fixed platforms and has a lift capacity of 1,200 tons.
      The recently acquired Texas Horizon is a dynamically positioned DP 2 deepwater construction and pipelay vessel. It is capable of providing diving and remotely operated vessel (ROV) support, as well as installing small diameter rigid pipe, flexible pipe, coiled tubing and umbilicals in deep water.
      Our customers award contracts by means of a highly competitive bidding process. In preparing a bid, we must consider a variety of factors, including estimated time necessary to complete the project, the recovery of equipment costs and the location and duration of current and future projects. We place a strong emphasis on attempting to sequentially structure scheduled work in adjacent areas. Sequential scheduling reduces mobilization and demobilization time and costs associated with each project resulting in increased profitability. We employ core groups of experienced offshore personnel that work together on particular types of projects to increase our bidding accuracy. We often obtain the services of workers outside of our core employee groups by subcontracting with other parties. Our management examines the results of each bid submitted, reevaluates bids, and implements a system of controls to maintain and improve the accuracy of the bidding process. The accuracy of the various estimates in preparing a bid is critical to our profitability.
      Our contracts are typically of short duration in the U.S. Gulf of Mexico, being completed in periods as brief as several days to periods of up to several months for projects involving our larger pipelay vessels. International construction projects typically have longer lead times and extended job durations. Substantially all of our projects are performed on a fixed-price or a combination of a fixed-price and day-rate basis in the case of extra work to be performed under the contract. From time to time, we perform projects on a day-rate or cost-reimbursement basis. Due to the nature and often indeterminate scope of the substantial 2005 hurricane related repair work in the U.S. Gulf of Mexico, our hurricane repair work is now primarily being contracted and performed on a day-rate basis. Under a fixed-price contract, the price stated in the contract is subject to adjustment only for change orders approved by the customer. As a result, we are responsible for all cost overruns. Furthermore, our profitability under a fixed-price contract is reduced when the contract takes longer to complete than estimated. Similarly, our profitability will be increased if we can perform the contract ahead of schedule. Under cost-reimbursement arrangements, we receive a specified fee in excess of direct labor and material cost and are protected against cost overruns, but unless cost savings incentives are provided, we generally do not benefit directly from improved performance.
Marine Equipment
      We own all of our marine vessels and have placed mortgages on them to collateralize our debt. Under governmental regulations and our insurance policies, we are required to maintain the vessels in accordance with standards of seaworthiness, safety and health prescribed by governmental regulations and applicable vessel classification societies. We believe that we are in compliance with all governmental regulations and insurance policies regarding the operation and maintenance of our nine operational vessels.

      In the normal course of our operations, we also lease or charter other vessels, such as diving support vessels, tugboats, cargo barges, utility boats and support vessels.
Safety and Quality Assurance
      We believe that ensuring the safety and health of our employees, protecting the environment and our assets, while consistently providing products and services to our customers’ satisfaction and within regulatory guidelines, are key components of our operations. We maintain stringent safety assurance programs to reduce the possibility of costly incidents and to attract and retain new employees and customers. Our Health, Safety, Environmental and Quality Department establishes and regularly updates these programs to ensure compliance with all applicable state, federal, foreign and customer safety regulations as well as the quality requirements for providing an end product that satisfies client and regulatory specifications.
      In 2005, our worldwide Health and Safety Management System received re-certification approval to the OHSAS-18001 standard by the Norwegian classification society Det Norske Veritas (“DNV”). This certification indicates that our health and safety processes meet or exceed international standards. Additionally in 2005, our Quality Management System received renewed accreditation to the ISO-9001/2000 standard by DNV. This accreditation indicates that our quality processes consistently provide products and services that meet or exceed customer and applicable regulatory requirements. In 2005, we also received ISO-14001 certification by DNV, which indicates that the company has environmental management and protection processes in place that meet or exceed international standards.
Seasonality, Cyclicality and Factors Affecting Demand
      The marine construction industry in the Gulf of Mexico historically has been highly seasonal, with contracts typically awarded in the spring and early summer and performed before the onset of adverse weather conditions in the winter. The scheduling of much of our work is affected by weather conditions, and many projects are performed within a relatively short period of time. However, recent capacity constraints due to the high demand for marine construction services in the U.S. Gulf of Mexico have mitigated this historical seasonality.
      The scheduling of much of our work is affected by weather conditions, the historical timing of capital expenditures by oil and gas companies and other factors, and many projects are performed within a relatively short period of time. We attempt to offset the seasonality of our core operations in the U.S. Gulf of Mexico and offshore Mexico by performing marine construction projects in international areas offshore Southeast Asia and West Africa. We believe that these regions and the timing of customers’ awards will provide some measure of counter-seasonal balance to our operations in the U.S. Gulf of Mexico and offshore Mexico, but we cannot ensure that performing jobs in these areas will offset this seasonality of work. The demand for offshore construction services depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction, as well as repair and salvage work. These capital expenditures are influenced by:

•	the price of oil and gas and industry perception of future prices;

•	expectations about future demand and prices;

•	the ability of the oil and gas industry to access capital;

•	the cost of exploring for, producing and developing oil and gas reserves;

•	discovery rates of new oil and gas reserves in offshore areas;

•	sale and expiration dates of offshore leases in the United States and abroad;

•	local and international political and economic conditions;

•	governmental regulations;

•	the availability and cost of capital; and

•	damage to structures and pipelines caused by hurricanes and severe weather conditions in the U.S. Gulf of Mexico.
Working Capital Requirements for Project Start-up Costs
      Our cash requirements are greatest at the start-up of new projects since we are required to incur mobilization expenses and complete all or a substantial portion of the majority of our projects before receiving payment from the customer. We may also be required to incur substantial costs to procure pipe and other materials prior to beginning construction and receiving any customer payments. The timing of start-up costs incurred and progress billings on large contracts in accordance with contract terms and milestones and the collection of the related contract receivables may increase our working capital requirements. In addition, we may be required to use working capital to provide collateral to secure future performance bonds or letters of credit on large international contracts. These working capital requirements for project start-up costs may prohibit us from pursuing some construction projects because we may not have adequate working capital to support the project’s cash requirements.
Customers and Geographic Information
      We have domestic and international operations in one industry, the marine construction service industry for offshore oil and gas companies and energy companies. During 2005, we provided marine construction services for domestic customers in the U.S. Gulf of Mexico and foreign customers in Latin America, Southeast Asia, West Africa and the Mediterranean. The percentages of consolidated revenues from domestic and foreign customers for each of the last three years are as follows:

	2005	2004	2003

Domestic	55%	29%	75%
Foreign	45%	71%	25%
      In 2005, we provided offshore marine construction services to approximately 45 customers. Our customers consist of national oil companies, major and independent oil and gas companies, energy companies and their affiliates. Customers accounting for more than 10% of consolidated revenues for each of the last three years are as follows:

	2005	2004	2003

Customer A	24%	—	—
Customer B	14%	—	—
Customer C	10%	23%	1%
Customer D	9%	36%	—
Customer E	—	—	25%
Customer F	—	—	15%
Customer G	—	—	10%
      The amount of revenue accounted for by a customer depends on the level of construction services required by the customer based on the size of its capital expenditure budget and our ability to bid for and obtain its work. Consequently, customers that account for a significant portion of contract revenues in one year may represent an immaterial portion of contract revenues in subsequent years. The revenues associated with our Latin America geographic segment are generally derived from our work for Pemex, the Mexican national oil company. As such, the loss of this customer would have a material adverse effect on our Latin America geographic segment.
Backlog
      As of March 31, 2006, our backlog supported by written agreements totaled approximately $296 million, compared to our backlog at December 31, 2005 of approximately $210 million.

Insurance
      Our operations are subject to the inherent risks of offshore marine activity, including accidents resulting in injuries, the loss of life or property, damage to property, environmental mishaps, mechanical failures and collisions. We purchase insurance to provide protection against certain insurable risks at levels we believe are consistent with industry standards, which includes purchasing marine hull insurance to cover physical damage to our vessels, protection and indemnity insurance for liability to our employees and others, and other general liability insurance. As a result of the unprecedented hurricane and tropical storm activity in the U.S. Gulf of Mexico during 2004 and 2005, we expect substantial increases in premiums on the insurance we maintain. Further, it is anticipated that, going forward, our insurers may require us to pay larger deductibles and our policies may dramatically reduce the scope of what would be covered as an insurable loss. As a result, we may bear a greater risk than we have historically in the event of a loss, such as with damage to our vessels or equipment. It is also possible that a significant accident or other event that is not fully covered by insurance could have a material adverse affect on our financial condition and results of operations.
      Builder’s Risk insurance provides coverage for customer property while under construction. Builder’s Risk may cover the contractor’s interest in materials at the job site before they are installed, materials in transit intended for the job and the value of the property being constructed until it is completed and accepted by the owner. Builder’s Risk deductibles and premiums have significantly increased during the past several years, and coverage is not available for all types of damage that may occur or for all projects. In some cases, we may be responsible for part or all of the deductible. We may be required pursuant to contract terms to obtain and carry Builder’s Risk insurance, which will be factored into our contract bid pricing. Builder’s Risk coverage may not be available to us or our clients in the future at commercially viable rates, or at all.
      Offshore employees, including marine crews, are covered by an insurance policy, which covers Jones Act exposures. Our self-insured retention on the Jones Act program for employees is currently $150,000 per claim.
      While we believe that our current insurance policies are adequate to cover the fair market value of our vessels and repair costs, as stated above, the impact on the insurance industry as a result of the hurricane activity in the U.S. Gulf of Mexico in 2005 and 2004 may make it more difficult for us to maintain this type of coverage in the future. Also, certain risks inherent in the nature of our business are either not insurable, or available only at prohibitively uneconomical rates. We cannot assure that any such insurance will be sufficient or effective under all circumstances associated with our business, or against all hazards to which we may be subject.
Competition
      The marine construction industry is highly competitive. Competition is influenced by such factors as price, availability and capability of equipment and personnel, and reputation and experience of management. Contracts for work in the U.S. Gulf of Mexico are typically awarded on a competitive bid basis one to three months before execution of the project. Customers usually request bids from companies they believe are technically qualified to perform the project. Our marketing staff contacts offshore operators known to have projects scheduled to ensure an opportunity to bid for these projects. Although we believe customers consider, among other things, the availability and technical capabilities of equipment and personnel, the condition of equipment and the efficiency and safety record of the contractor, price is the primary factor in determining which qualified contractor is awarded the contract. Because of the lower degree of complexity and capital costs involved in shallow water marine construction activities, there are a number of companies with one or more pipelay barges capable of installing pipelines in shallow water.
      We currently compete in the Gulf of Mexico pipelay market in water depths of 200 feet or less primarily with Global Industries, Ltd. (“Global”), Helix Energy Solutions Group, Inc. (“Helix”), Chet Morrison Contractors, Inc. and a few smaller competitors. We also compete primarily with Global and Helix in water depths between 200 feet and 1000 feet. For the installation and removal of production platforms, we compete primarily with Offshore Specialty Fabricators, Inc., Global, TETRA Technologies, Inc., Manson Gulf L.L.C., and a few smaller competitors.

      Internationally, the marine construction industry is dominated by a small number of major international construction companies and government owned or controlled companies that operate in specific areas or on a joint venture basis with one or more of the major international construction companies. International contracts are typically awarded on a competitive bid basis and generally have longer lead times than those in the U.S. Gulf of Mexico. Our major competitors internationally are Global, J. Ray McDermott, S.A., Saipem S.p.A., Hyundai Heavy Industries Company Ltd., Willbros Group, Inc. and SaiBOS (a joint venture between Saipem S.p.A. and Bouygues Offshore S.A.).
Regulation
      Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. Our United States operations are subject to the jurisdiction of the United States Coast Guard, the National Transportation Safety Board and the Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the Customs Service is authorized to inspect vessels at will.
      We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates in connection with our operations. We believe that we have obtained or will be able to obtain, when required, all permits, licenses and certificates necessary to conduct our business.
      In addition, we depend on the demand for our services from the oil and gas industry and, therefore, our business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry. In particular, the exploration and development of oil and gas properties located on the continental shelf of the United States is regulated primarily by the Minerals Management Service. The Minerals Management Service must approve and grant permits in connection with drilling and development plans submitted by oil and gas companies. Delays in the approval of plans and issuance of permits by the Minerals Management Service because of staffing, economic, environmental or other reasons could adversely affect our operations by limiting demand for our services.
      Certain of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make liability limits under state workers’ compensation laws inapplicable and permit these employees to bring suit for job related injuries with generally no limits on our potential liability. See “Insurance” under this Item for a discussion of insurance coverage.
Environmental Regulation
      Our operations are affected by numerous federal, state and local laws and regulations relating to protection of the environment, including the Outer Continental Shelf Lands Act, the Federal Water Pollution Control Act of 1972 and the Oil Pollution Act of 1990. The technical requirements of these laws and regulations are becoming increasingly complex and stringent, and compliance is becoming increasingly difficult and expensive. Certain environmental laws provide for “strict liability” for remediation of spills and releases of hazardous substances and some provide liability for damages to natural resources or threats to public health and safety. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. It is possible that changes in the environmental laws and enforcement policies, or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution and/or clean up and containment of the foregoing in amounts that are in accordance with customary industry practices.
Employees
      As of March 31, 2006, we had approximately 803 employees, including 625 operating personnel and 178 corporate, administrative and management personnel. Of our total employees, approximately 633 are employed domestically and approximately 170 are employed internationally. As of March 31, 2006, we had no employees that were unionized or employed subject to any collective bargaining or similar agreements.

However, we may in the future employ union laborers if required by project specific labor agreements. We believe our relationship with our employees is good.
      Our ability to further expand our operations internationally and meet any increased demand for our services depends on our ability to increase our workforce. A significant increase in the wages paid by competing employers could result in a reduction in the skilled labor force available to us and/or increases in the wage rates paid by us. If either of these circumstances takes place, to the extent that such wage increases could not be passed on to our customers, our profitability could be impaired.

MANAGEMENT
      The following table sets forth, as of June 1, 2006, information about our directors and executive officers.

Name	Age	Position

David W. Sharp	52	Director, President and Chief Executive Officer
George G. Reuter	50	Executive Vice President and Chief Operating Officer
William B. Gibbens, III	57	Executive Vice President and General Counsel
Ronald D. Mogel	54	Vice President and Chief Financial Officer
John T. Mills	58	Chairman of the Board
Charles O. Buckner	61	Director
Ken R. LeSuer	70	Director
Raymond L. Steele	71	Director
      David W. Sharp has served as President and our Chief Executive Officer since April 30, 2005. He served as Executive Vice President and Chief Financial Officer from December 1997 to April 2005. From October 1996 to November 1997, Mr. Sharp was Vice President — Finance. Prior to joining Horizon, he held various accounting and finance positions with J. Ray McDermott, S.A. and with OPI International, Inc.
      George G. Reuter has served as Executive Vice President and our Chief Operating Officer since December 2004. From July 2003 to December 2004, Mr. Reuter served as Senior Vice President and Group Executive, Projects and Proposals. From November 2000 to July 2003, Mr. Reuter held the positions of Vice President Sales and Marketing and Vice President — North America. Prior to joining Horizon, he held various positions with J. Ray McDermott, S. A. with experience in the North Sea, Middle East, Southeast Asia, West Africa and the U.S. Gulf of Mexico.
      William B. Gibbens, III has served as Executive Vice President and our General Counsel since July 2003. From August 1999 to June 2003, he was a Vice President and our General Counsel. Prior to being employed by us, Mr. Gibbens was a partner in private practice with various law firms where his practice focused on the offshore energy industry.
      Ronald D. Mogel has served as Vice President and our Chief Financial Officer since April 30, 2005. Mr. Mogel served as Horizon Offshore Contractors, Inc.’s, one of our subsidiaries, Vice President, International Accounting and Tax from September 2002 to April 2005, and previously served as its Director of International Accounting and Tax and Director of Operational Accounting since 1999. Prior to joining Horizon, he held various accounting and finance positions with Newpark Shipbuilding — Galveston Island, Inc., John E. Chance & Associates, Inc., OPI International, Inc. and Zapata Gulf Marine Corporation.
      John T. Mills has served as our Chairman of the Board since September 2004. Mr. Mills served as Chief Financial Officer of Marathon Oil Corporation from January 2002 until his retirement in December 2003. From September 1998 until December 2001, Mr. Mills served as Senior Vice President of Finance and Administration of Marathon Oil Corporation. Prior to joining Marathon Oil Corporation, Mr. Mills served as Vice President of Taxes of USX Corporation. Mr. Mills is a member of the board of directors and audit committee of Consol Energy Inc.
      Charles O. Buckner retired from Ernst & Young LLP in 2002 after 35 years of service in a variety of direct client services and administrative roles, including chairmanship of Ernst & Young’s United States energy practice. Mr. Buckner is a member of the board of directors and chairman of the audit committee of Whittier Energy Corporation.
      Ken R. LeSuer retired in January 1999 as Vice Chairman of Halliburton Company where he was employed for over 40 years. He served as President and Chief Executive Officer of Halliburton Energy Group, Vice President of International Operations, and president of three other operating units. Mr. LeSuer is a member of the board of directors of Particle Drilling Technologies, Inc.

      Raymond L. Steele retired in September 1993 as Executive Vice President of Paceholder Associates, Inc. where he was employed since August 1990. Previously, he was Executive Advisor at the Nickert Group from 1989 to 1990 and Vice President, Trust Officer and Chief Investment Officer of the Provident Bank from 1984 to 1988. He is a member of the board of directors and chairman of the audit committee of Globix Corporation.

SELLING STOCKHOLDERS
      The selling stockholders identified below are offering 6,000,000 shares of our common stock pursuant to this prospectus supplement. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.
      The following table provides information, provided to us by the selling stockholders, regarding the beneficial ownership of shares of common stock by the selling stockholders both before the offering and as adjusted to reflect the sale of all of the shares offered under this prospectus supplement. Except where otherwise noted, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

				Number of
	Number of			Shares of	Percentage of
	Shares of	Percentage of	Number of	Common Stock	Common Stock
	Common Stock	Common Stock	Shares of	Beneficially	Beneficially
	Beneficially	Beneficially	Common Stock	Owned After	Owned After
Name of Selling Stockholder	Owned	Owned(1)	to be Sold	Offering	Offering(2)

Elliott Associates, L.P.(3)	6,060,889	20.0%	3,518,500	2,542,389	7.9%
Elliott International, L.P.(4)	3,945,232	13.0%	131,676	3,813,556	11.8%
Highland Crusader Offshore Partners, L.P.(5)	1,989,917	6.6%	397,124	1,592,793	4.9%
Lloyd I. Miller, III	2,094,999	6.9%	788,031	1,306,968	4.0%
Trust A-4, by Lloyd I. Miller, III(6)	1,581,764	5.2%	594,978	986,786	3.0%
Trust C, by Lloyd I. Miller, III(7)	554,780	1.8%	208,680	346,100	1.1%
Marli B. Miller(8)	77,847	*	29,282	48,565	*
Milfam II, L.P.(9)	818,094	2.7%	307,725	510,369	1.6%
Lloyd I. Miller, III, Generation Skipping Trust, dated 12/31/91(10)	12,219	*	4,596	7,623	*
Catherine C. Miller Irrevocable Trust, dated 3/26/91(11)	12,219	*	4,596	7,623	*
MilFam LLC(12)	27,159	*	10,216	16,943	*
Alexandra B. Miller(13)	12,219	*	4,596	7,623	*

	17,187,338	56.6%	6,000,000	11,187,338	34.6%

*	Denotes less than 1%.

(1)	Calculated on the basis of 30,375,258 shares of common stock, which is the number of shares of our common stock outstanding on June 9, 2006.

(2)	Calculated on the basis of 32,375,258 shares of common stock, which is the number of shares of our common stock outstanding after this offering assuming the issuance of 2,000,000 primary shares.

(3)	Paul E. Singer and Elliott Capital Advisors, L.P., a Delaware limited partnership and Elliott Special GP, LLC, a Delaware limited liability company, both of which are controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. Mr. Singer has both voting and investment decision power with respect to the shares held by Elliott Associates, L.P.

(4)	Hambledon, Inc., a Cayman Islands corporation which is also controlled by Mr. Singer, is the general partner of Elliott International, L.P. Elliott International Capital Advisors, Inc., a Delaware corporation which is also controlled by Mr. Singer, is the investment manager for Elliott International, L.P. Mr. Singer has both voting and investment decision power with respect to the shares held by Elliott International, L.P.

(5)	Highland Crusader Offshore Partners, L.P. is controlled by its general partner, Highland Crusader Fund GP, L.P., which is controlled by its general partner, Highland Crusader GP, LLC. Highland Capital Management, L.P. is the sole member of Highland Crusader GP, LLC. Strand Advisors, Inc. is the general partner of Highland Capital Management, L.P. and James D. Dondero is the president and director of Strand Advisors, Inc. James D. Dondero may be deemed to have both voting and investment decision power with respect to the shares held by Highland Crusader Offshore Partners, L.P.

(6)	PNC Bank, N.A. (“PNC”) is the trustee of Trust A-4. Lloyd I. Miller, III (“Mr. Miller”) is the advisor to the trustee of Trust A-4 pursuant to that certain Investment Advisory Agreement, dated April 1, 2002, between PNC and Mr. Miller. As advisor to the trustee, Mr. Miller has both voting and investment decision power with respect to the shares held by Trust A-4. In addition, Milfam I, L.P., an affiliate of Mr. Miller that is not participating as a selling stockholder in this offering, has agreed to enter into a lock-up agreement on the same terms as the selling stockholders with respect to the 161,580 shares it beneficially owns.

(7)	Mr. Miller is the investment advisor to the trustee of Trust C. Trust C was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to PNC, the trustee named in the Trust Agreement. Mr. Miller shares beneficial ownership of the shares held by Trust C with PNC and has both voting and investment decision power with respect to the shares held by Trust C.

(8)	Mr. Miller has shared voting and investment decision power with respect to the shares held by Marli B. Miller pursuant to that certain PNC Advisors Custody Agreement established on December 9, 2003 by Marli B. Miller.

(9)	MilFam LLC is the General Partner of Milfam II, L.P., a Georgia limited partnership. As manager of MilFam LLC, the General Partner of Milfam II, L.P., Mr. Miller has both voting and investment decision power with respect to the shares held by Milfam II, L.P.

(10)	Mr. Miller formed and serves as the trustee for a generation skipping trust. As trustee, Mr. Miller has both voting and investment decision power with respect to the shares held by Lloyd I. Miller, III Generation Skipping Trust, dated 12/31/91.

(11)	Mr. Miller is the trustee of an Irrevocable Trust Agreement, made on March 26, 1991, by Catherine C. Miller, as the grantor, and Mr. Miller, as trustee, for the benefit of issue of the grantor. As trustee, Mr. Miller has both voting and investment decision power with respect to the shares held by the Catherine C. Miller Irrevocable Trust, dated 3/26/91.

(12)	Mr. Miller is the manager of MilFam LLC, an Ohio limited liability company. As the manager of MilFam LLC, Mr. Miller has both voting and investment decision power with respect to the shares held by MilFam LLC.

(13)	Mr. Miller is the custodian to an account created pursuant to the Florida Uniform Gift to Minors Act for Alexandra Miller (“Alexandra UGMA”). As custodian, Mr. Miller has both voting and investment decision power with respect to the shares held by Alexandra UGMA.

DESCRIPTION OF CAPITAL STOCK
      The following description of our capital stock is a summary and is subject to the provisions of our amended and restated certificate of incorporation, our by-laws and the relevant provisions of the law of Delaware. Our amended and restated certificate of incorporation provides for authorized capital stock of 105,000,000 shares, including 100,000,000 million shares of common stock, $.00001 par value per share and 5,000,000 million shares of preferred stock, $.00001 par value per share. No preferred stock is currently outstanding.
Common Stock
      Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders, and stockholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of our preferred stock, if and when issued by the Board of Directors, holders of our common stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. Upon our dissolution, liquidation or winding up, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of our preferred stock, the holders of our common stock will be entitled to receive all of our remaining assets ratably in proportion to the number of shares held by them. Holders of our common stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments or our rights of redemption.
Preferred Stock
      Our Board of Directors has the authority, without approval of the stockholders, to issue shares of preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters with respect to the preferred stock that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.
Registration Rights
      In connection with the private placement and the exchange transaction we completed in December 2005, we entered into separate registration rights agreements in which we agreed to register the 28,066,847 shares of common stock issued in connection with the (i) private placement, (ii) exchange of our senior subordinated notes and (iii) conversion of our Series B preferred stock. The two registration statements covering the resale of these shares were declared effective with the SEC in February and April 2006, respectively. We are required to maintain the effectiveness of these registration statements until all of the shares covered by these registration statements have been sold.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Bylaws and Under Delaware Law
      Provisions of Delaware law and limited provisions contained in our organizational documents could have the effect of making the acquisition of our company and the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions may have the effect of encouraging persons seeking to acquire control of us to first negotiate with our board of directors. They may also provide management with flexibility to enhance the likelihood of continuity and stability in our composition if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, outweigh the disadvantages of discouraging takeover proposals because negotiation of takeover proposals could result in an improvement of their terms.

Stockholder Meetings
      Under our bylaws, a special meeting of stockholders may only be called by the chairman of the board or upon a majority vote of our board of directors.

Delaware Anti-Takeover Law
      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination of interested stockholder status did own, 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting
      Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock
      The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.
Limitations on Liability and Indemnification of Officer and Directors
      Our amended and restated certificate of incorporation and bylaws limits the liability of directors to us or our stockholders for breaches of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law, and also provides that no amendment of the indemnification provision in our certificate of incorporation will affect the liability of a director for acts or omissions occurring prior to such amendment. We have also entered into indemnification agreement with our chief executive officer, David W. Sharp and each of our directors.
Transfer Agent and Registrar
      The Transfer Agent and Registrar for our common stock is Mellon Investor Services, LLC.

UNDERWRITING
      Lehman Brothers Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectuses, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.
Oppenheimer & Co. Inc.

Total	8,000,000

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters’ pay to us and the selling stockholders for the shares.

	No Exercise	Full Exercise

Per share
Total
      The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $          per share. After the offering, the representative may change the offering price and other selling terms.
      The expenses of the offering that are payable by us are estimated to be $400,000 (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.
Option to Purchase Additional Shares
      The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,200,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 8,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.
Lock-Up Agreements
      We, all of our directors and executive officers and the selling stockholders and certain of their affiliates have agreed that, without the prior written consent of Lehman Brothers Inc., subject to certain exceptions, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days (or, in the case of the selling stockholders and certain of their affiliates, 60 days) after the date of this prospectus supplement.
      The applicable restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the applicable restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by Lehman Brothers Inc.; provided, however, that this paragraph shall not apply if the underwriters publish or distribute any research regarding an earnings release, material news or a material event, and such research complies with Rule 139 of the Securities Act of 1933, as amended, and the common stock is “actively traded” as defined in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended.
      In addition, to the extent any of the selling stockholders elect not to participate in this offering, they will be prohibited from effecting a public sale or distribution of any shares of common stock during the 10-day period prior to, and the 60-day period after, the closing date of this offering.
      Lehman Brothers Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice; provided that if Lehman Brothers Inc. releases any selling stockholder from its lock-up agreement, in whole or in part, it will be required to provide notice of such release contemporaneously to the other selling stockholders and release each of them to sell the same pro rata portion of the remaining number of shares of common stock they own. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.
Indemnification
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids
      The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Passive Market Making
      In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statements of which this prospectus supplement and the accompanying prospectuses form a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Stamp Taxes
      If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectuses, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectuses.
Relationships
      Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.
Foreign Selling Restrictions

United Kingdom
      This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
      Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area
      To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
LEGAL MATTERS
      Certain legal matters in connection with this offering will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.
EXPERTS
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financing reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Horizon Offshore, Inc. and subsidiaries as of and for the year ended December 31, 2005 incorporated into this prospectus by reference to our Current Report on Form 8-K for the year ended December 31, 2005 (filed June 9, 2006), have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their reports with respect thereto, and are included herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated statements of operations, stockholders’ equity and cash flows of Horizon Offshore, Inc. and subsidiaries for the year ended December 31, 2003 incorporated in this prospectus by reference to our Current Report on Form 8-K for the year ended December 31, 2005 (filed June 9, 2006), have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the issuance of Subordinated Notes on March 11, 2004 and the Company’s financing and liquidity position) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
      We maintain an Internet site at http://www.horizonoffshore.com that contains information about our business. The information contained at our Internet site is not part of this prospectus supplement or the accompanying prospectuses.
      The SEC allows us to “incorporate by reference” the information we file with it, which means:

•	incorporated documents are considered part of the prospectus supplement and the accompanying prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede this incorporated information.
      We incorporate by reference into this prospectus supplement the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005 (filed March 15, 2006);

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2006 (filed May 8, 2006);

•	our current reports on Form 8-K filed February 6, 2006, February 22, 2006, March 13, 2006, April 3, 2006, April 18, 2006, May 4, 2006, June 2, 2006 and June 9, 2006;

•	the description of our common stock set forth under the heading “Description of Capital Stock” in our registration statement on Form S-1, File No. 333-43965, originally filed with the SEC on January 9, 1998; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act (other than current reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) after the date of this prospectus supplement and prior to the termination of this offering.
      To the extent that any statement in this prospectus supplement is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus supplement, the statement in this prospectus supplement shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus supplement, the accompanying prospectuses or the related registration statements.
      We will furnish without charge to each person to whom a copy of this prospectus supplement or the accompanying prospectuses is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus supplement or the accompanying prospectuses by reference (except exhibits, unless they are specifically incorporated into this prospectus supplement or the accompanying prospectus by reference). You should direct any requests for copies to:
Horizon Offshore, Inc.
2500 Citywest Boulevard, Suite 2200
Houston, Texas 77042
Attn: William B. Gibbens, III
(713) 361-2600

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2006	2005

	(Unaudited)
	(In thousands, except share
	data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,378	$42,960
Restricted cash	1,620	4,055
Accounts receivable —
Contract receivables	87,545	43,423
Costs in excess of billings, net	78,470	90,229
Other	292	1,209
Other current assets	12,182	6,622

Total current assets	202,487	188,498
PROPERTY AND EQUIPMENT, net	208,267	186,416
RESTRICTED CASH	7,967	7,967
INVENTORY	92	167
OTHER ASSETS	18,765	19,673

	$437,578	$402,721

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$19,331	$15,474
Accrued liabilities	7,126	6,617
Accrued job costs	51,560	56,085
Billings in excess of costs	6,414	7,386
Current maturities of long-term debt	29,634	26,130
Current taxes payable	8,739	2,687

Total current liabilities	122,804	114,379
LONG-TERM DEBT, net of current maturities	98,413	27,340
RELATED PARTY TERM DEBT	—	63,794
SUBORDINATED NOTES	13,102	12,845
DEFERRED INCOME TAXES	1,512	—
OTHER LIABILITIES	776	877

Total liabilities	236,607	219,235
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.00001 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.00001 par value, 1,500,000,000 shares authorized, 30,375,258 shares issued and outstanding and 30,384,871 shares issued, respectively	—	—
Additional paid-in capital	374,276	373,906
Accumulated deficit	(173,305)	(188,776)
Treasury stock, none and 10,031 shares, respectively	—	(1,644)

Total stockholders’ equity	200,971	183,486

	$437,578	$402,721

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2006	2005

	(Unaudited)
	(In thousands, except share
	and per share data)
CONTRACT REVENUES	$129,945	$37,346
COST OF CONTRACT REVENUES	91,554	34,750

Gross profit	38,391	2,596
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8,258	5,568

Operating income (loss)	30,133	(2,972)
OTHER:
Interest expense	(4,085)	(10,314)
Interest income	393	38
Loss on debt extinguishment	(2,402)	(1,263)
Other income (expense), net	(25)	(57)

NET INCOME (LOSS) BEFORE INCOME TAXES	24,014	(14,568)
INCOME TAX PROVISION	8,543	905

NET INCOME (LOSS)	$15,471	$(15,473)

EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED:
Net income (loss) per share — basic	$0.52	$(12.01)

Net income (loss) per share — diluted	$0.51	$(12.01)

WEIGHTED AVERAGE SHARES USED IN COMPUTING EARNINGS (LOSS) PER SHARE:
BASIC	29,559,869	1,288,768
DILUTED	30,375,132	1,288,768
The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2006	2005

	(Unaudited)
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$15,471	$(15,473)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities —
Depreciation and amortization	6,326	3,643
(Gain) loss on sale of assets	(15)	1
Deferred income taxes	1,512	—
Paid in-kind interest on subordinated notes and related party term debt	580	4,239
Amortization of subordinated debt discount recorded as interest expense	—	1,963
Amortization of deferred loan fees recorded as interest expense	351	1,035
Adjustment of mandatorily redeemable preferred stock charged to interest expense	—	855
Expense recognized for issuance of treasury stock for 401(k) plan contributions	—	98
Stock-based compensation expense	2,049	—
Loss on debt extinguishment	2,402	1,263
Changes in operating assets and liabilities —
Restricted cash	2,435	(5,700)
Accounts receivable	(43,205)	44,335
Costs in excess of billings	11,759	(4,828)
Billings in excess of costs	(972)	(3,160)
Inventory	75	411
Other assets	(5,930)	(491)
Accounts payable	3,857	(11,847)
Accrued and other liabilities	(1,524)	(3,001)
Accrued job costs	(4,525)	(9,893)
Current taxes payable	6,052	443

Net cash provided by (used in) operating activities	(3,302)	3,893
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases and additions to property and equipment	(13,740)	(418)
Proceeds from sale of assets	15	1

Net cash used in investing activities	(13,725)	(417)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on term debt	(3,550)	(1,969)
Payments on revolving credit facilities	—	(27,299)
Principal payments on subordinated notes	—	(3,481)
Stock issuance costs	(12)	—
Deferred loan fees	(1)	(1,444)
Stock option and warrant transactions and other	8	32

Net cash used in financing activities	(3,555)	(34,161)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(20,582)	(30,685)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	42,960	37,975

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22,378	$7,290

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$3,445	$2,286
Cash paid for income taxes	$980	$433
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Repayment of debt with proceeds of additional debt	$74,679	$—
Purchase of vessel with long-term debt	$11,000	$—
Capital expenditures for property and equipment included in accrued liabilities	$2,238	$2,647
Payment of deferred loan fees, closing costs and fees through issuance of term debt	$2,721	$—
The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation
      Horizon Offshore, Inc., a Delaware corporation, and its subsidiaries (references to “Horizon”, “company,” “we” or “us” are intended to refer to Horizon Offshore, Inc. and its subsidiaries) provide marine construction services for the offshore oil and gas and other energy related industries. During the three months ended March 31, 2006, we provided construction services domestically in the U.S. Gulf of Mexico, and internationally in our Latin America, West Africa and Southeast Asia/ Mediterranean geographic segments. These services primarily consist of laying, burying or repairing marine pipelines for the transportation of oil and gas; providing hook-up and commissioning services; and installing and salvaging production platforms and other marine structures. Historically, our projects are performed on a fixed-price basis or a combination of a fixed-price and day-rate basis, in the case of extra work to be performed under the contract. Due to the damage caused by the hurricane activity during 2004 and 2005, we are performing the majority of our repair and salvage work in the U.S. Gulf of Mexico on a day-rate basis because of the nature and often indeterminate scope of the repairs. From time to time, we also perform projects on a cost-reimbursement basis.
      The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP), which contemplates the realization of the assets and the satisfaction of liabilities in the normal course of business. In the opinion of management, the unaudited consolidated interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the company’s financial position as of March 31, 2006, the statements of operations for the three months ended March 31, 2006 and 2005, and the statements of cash flows for the three months ended March 31, 2006 and 2005. Although management believes the unaudited interim disclosures in these unaudited consolidated interim financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual audited financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules of the Securities and Exchange Commission (the SEC). The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2006. The unaudited consolidated interim financial statements included herein should be read in conjunction with the audited consolidated financial statements and notes thereto on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 15, 2006.
      On April 12, 2006, we effected a one-for-twenty-five (1-for-25) reverse stock split of our issued and outstanding common stock (see Note 3). All common share amounts (and per share amounts) in the accompanying financial statements and this Form 10-Q have been adjusted to reflect the 1-for-25 reverse stock split. We have adjusted our stockholders’ equity accounts by reducing our stated capital and increasing our additional paid-in capital by approximately $8,000 as of March 31, 2006 and December 31, 2005, to reflect the reduction in outstanding shares as a result of the reverse stock split.

Recapitalization
      During 2005, we completed a two-step, recapitalization process that began in March 2005. On March 31, 2005, we closed $70 million of senior secured term loans (the Senior Credit Facilities) with holders, and affiliates of holders, of our 16% and 18% Subordinated Secured Notes due March 31, 2007 (collectively, the Subordinated Notes). We used the net proceeds to repay our revolving credit facility with The CIT Group/ Equipment Financing, Inc. (the CIT Group), to pay closing costs and to provide working capital. On June 10, 2005, we completed a debt-for-equity exchange transaction (the Exchange Transaction) that we entered into with the holders of all of our Subordinated Notes. We issued 2,400,001 shares of our common stock and one million shares of Series B Mandatorily Convertible Redeemable Preferred Stock (the Series B Preferred

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Stock), to the holders of our Subordinated Notes in exchange for approximately $85 million of the approximately $110 million aggregate principal amount of outstanding Subordinated Notes at June 10, 2005 and all of the 1,400 outstanding shares of our Series A Redeemable Participating Preferred Stock (the Series A Preferred Stock). In addition, we amended the terms of the $25 million aggregate principal amount of Subordinated Notes that remained outstanding after the consummation of the Exchange Transaction (the 8% Subordinated Notes). During the fourth quarter of 2005, we exchanged or converted all of the shares of Series B Preferred Stock into a total of 22,165,574 shares of our common stock, in accordance with the terms of these securities.
      On December 19, 2005, we completed a private placement (the Private Placement) of 2,106,000 shares of our common stock with several accredited investors at $9.50 per share, resulting in net proceeds of $18.8 million after deducting commissions and other expenses. During December 2005, we exchanged $13.2 million in aggregate principal amount (including accrued and unpaid interest) of 8% Subordinated Notes, resulting in the issuance of 1,395,272 shares of our common stock.
      In connection with the transactions described above, we entered into registration rights agreements that obligated us to file registration statements under the Securities Act of 1933 with respect to the shares of our common stock issued in connection with the transactions. In the fourth quarter of 2005 and in the first quarter of 2006, we filed separate registration statements registering the shares of our common stock issued in connection with these transactions.
      The issuance of shares of common stock during 2005 has resulted in significant dilution to our existing common stockholders and the book value of their shares of our common stock. These issuances resulted in a change of control of our company with a small number of stockholders holding the majority of the outstanding shares of common stock. If these majority stockholders act together, they are in a position to control or exercise substantial influence over the outcome of any matter requiring a stockholder vote, including the election of our directors.

Recent Developments
      Since the completion of the recapitalization in December 2005, we have taken and intend to take additional steps that we believe are necessary to ensure that our capital structure is appropriate to support our business needs and to position us for future growth.
      On February 17, 2006, we completed the acquisition of the Texas Horizon, a dynamically positioned diving support and deepwater reel pipelay vessel. We paid the purchase price of $23 million with $12 million cash and financed the balance of $11 million with a term debt facility with General Electric Capital Corporation (GE Capital). On March 9, 2006, we entered into a $77.4 million secured term loan facility with the CIT Group, as agent and lender. We used the proceeds from this term loan to repay outstanding debt maturing in March 2006 and our related party term debt under the Senior Credit Facilities maturing in March 2007 and to pay closing costs and fees. See Note 5 for details of these recent financial transactions.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant Customers
      We have domestic and international operations in one industry segment, the marine construction services industry, for offshore oil and gas companies and energy companies. We currently operate in four geographic segments. See Note 8 for geographic information. Customers accounting for more than 10% of consolidated revenues for the three months ended March 31, 2006 and 2005 are as follows:

	Three Months
	Ended
	March 31,

Customer	2006	2005

Customer A	33%	23%
Customer B	17%	—%
Customer C	13%	—%
Customer D	12%	—%
Customer E	—%	29%
Customer F	—%	13%
Customer G	—%	10%
      The amount of revenue accounted for by a customer depends on the level of construction services required by the customer, which is based on the size of its capital expenditure budget and our ability to bid for and obtain this work. Consequently, customers who account for a significant portion of our contract revenues in one year may represent an immaterial portion of contract revenues in subsequent years. We generally derive the revenues associated with our Latin America geographic segment from our work for Petróleos Mexicanos (Pemex), the Mexican national oil company. Our West Africa geographic segment revenues are currently derived from one customer, West Africa Gas Pipeline Company. The loss of these customers would have a material adverse effect on our Latin America and West Africa geographic segments.

Concentration of Credit Risk
      Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We control our exposure to credit risk associated with these instruments by placing our financial interests with credit-worthy financial institutions and performing services for national oil companies, major and independent oil and gas companies, energy companies and their affiliates. However, the concentration of customers in the energy industry may impact our overall credit exposure, either positively or negatively, because these customers may be similarly affected by changes in economic or other conditions. As of March 31, 2006 and December 31, 2005, four and three customers accounted for 68% and 75% of total billed and unbilled receivables, respectively. No other single customer accounted for more than 10% of accounts receivable, as of March 31, 2006 and December 31, 2005.

Principles of Consolidation
      The consolidated financial statements include the accounts of Horizon and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition
      Construction contract revenues are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the total estimated costs for each construction contract. This percentage is applied to the estimated revenue at completion to calculate revenues earned to date. We consider the percentage-of-completion method to be the best available measure of progress on these contracts. We follow the guidance of American Institute of Certified Public Accountants (AICPA) Statement of Position

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(SOP) 81-1, “Accounting for Performance of Construction — Type and Certain Production — Type Contracts,” for our accounting policy relating to the use of the percentage-of-completion method, estimated costs and claim recognition for construction contracts. Contract revenue reflects the original contract price adjusted for agreed upon change orders and unapproved claims. We recognize unapproved claims only when the collection is deemed probable and if the amount can be reasonably estimated for purposes of calculating total profit or loss on long-term contracts. We record revenue and the unbilled receivable for claims to the extent of costs incurred and to the extent we believe related collection is probable and include no profit on claims recorded. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset “Costs in excess of billings” represents costs and estimated earnings recognized as revenue in excess of amounts billed as determined on an individual contract basis. The liability “Billings in excess of costs” represents amounts billed in excess of costs and estimated earnings recognized as revenue on an individual contract basis.

Interest Expense
      Interest expense includes charges related to cost of capital and other financing charges related to our outstanding debt, amortization of deferred loan fees over the term of the respective debt, and paid in-kind interest on our Subordinated Notes and 8% Subordinated Notes. In addition, interest expense for the quarter ended March 31, 2005 includes amortization of debt discount related to our Subordinated Notes over their term and recognition of the change from the previous reporting date in the fair value of the Series A Preferred Stock, which was subject to mandatory redemption.

Cash and Cash Equivalents
      Cash and cash equivalents include interest bearing demand deposits and highly liquid investments with original maturities of three months or less. As of March 31, 2006 and December 31, 2005, cash held in foreign bank accounts equaled approximately $1.0 million and $0.5 million, respectively.

Accounts Receivable
      We have significant investments in billed and unbilled receivables as of March 31, 2006. Billed receivables represent amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestones. Unbilled receivables on fixed-price contracts, which are included in costs in excess of billings, arise as revenues are recognized under the percentage-of-completion method. Unbilled amounts on cost-reimbursement contracts represent recoverable costs and accrued profits not yet billed. Revenue associated with these billings is recorded net of any sales tax and value added tax, if applicable. Allowances for doubtful accounts and estimated nonrecoverable costs primarily provide for losses that may be sustained on unapproved change orders and claims. In estimating the allowance for doubtful accounts, we evaluate our contract receivables and costs in excess of billings and thoroughly review historical collection experience, the financial condition of our customers, billing disputes and other factors. When we ultimately conclude that a receivable is uncollectible, the balance is charged against the allowance for doubtful accounts.
      We negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses, while successful claims negotiations could result in increases in estimated contract profit or recovery of previously recorded contract losses. Significant losses on receivables would adversely affect our financial position, results of operations and our overall liquidity.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of March 31, 2006 and December 31, 2005, there was no allowance for doubtful contract receivables, and the allowance for doubtful costs in excess of billings was $33.1 million. There were no reserves for claims and receivables and no receivables written-off against the allowances for doubtful accounts for the three month periods ended March 31, 2006 and 2005.

Other Assets
      Other assets consist of the following (in thousands):

	March 31,	December 31,
	2006	2005

Capitalized dry-dock costs	$14,683	$15,770
Deferred loan fees	2,377	2,408
Deposits	383	276
Other	1,322	1,219

	$18,765	$19,673

      Dry-dock costs are direct costs associated with scheduled major maintenance on our marine construction vessels. We capitalize and amortize the costs incurred in connection with dry-dockings over the five-year cycle to the next scheduled dry-docking. We incurred and capitalized dry-dock costs of $0.7 million and $4.9 million for the three months ended March 31, 2006 and 2005, respectively. The dry-dock costs capitalized for the three months ended March 31, 2006 related primarily to surveys and inspections performed on the Pecos Horizon to maintain its class certification. The significant dry-dock costs capitalized for the three months ended March 31, 2005 related primarily to the costs incurred for the special periodical hull surveys performed on the Sea Horizon and the Pacific Horizon required by the American Bureau of Shipping to maintain the class certifications for these vessels.
      Loan fees paid in connection with new loan facilities are deferred and amortized over the term of the respective loans. The amortization of the deferred loan fees is recorded as interest expense in the accompanying consolidated statements of operations. We incurred and capitalized $2.1 million in closing costs in connection with closing the CIT Group term loan on March 9, 2006. During the first quarter of 2006, we wrote off $1.8 million of the unamortized portion of deferred loan fees related to the repayment of the Senior Credit Facilities and other debt with proceeds from the new CIT Group term loan. During the quarter ended March 31, 2005, we incurred and capitalized $3.0 million in closing fees in connection with closing the loans under the Senior Credit Facilities. During the first quarter of 2005, we also wrote-off $759,000 of the unamortized portion of deferred loan fees for the 18% Subordinated Notes related to the prepayment of those notes with $3.5 million of proceeds collected from Pemex. The write-off of the unamortized portion of deferred loan fees is included in loss on debt extinguishment in the accompanying consolidated statements of operations for the three months ended March 31, 2006 and 2005.
      Deposits consist primarily of security deposits on office leases as of March 31, 2006 and December 31, 2005.

Inventory
      Inventory consists of production platforms and other marine structures received, from time to time, as partial consideration for salvage projects performed in the U.S. Gulf of Mexico and are held for resale. We obtained our current inventory of platforms and structures in 2002. During the three months ended March 31, 2006, we sold a structure for net proceeds of $75,000 and recognized no gain or loss on the sale of inventory. During the three months ended March 31, 2005, we sold a structure for net proceeds of $0.6 million and recognized a $164,000 gain on the sale of inventory, which amount is included in gross profit.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Cash
      Total restricted cash of $9.6 million represents $9.1 million cash used to secure a letter of credit under the Israel Electric Corporation (IEC) contract, plus interest received. Twenty-five percent of the amount required to secure the IEC letter of credit, adjusted for increases in total contract value, will be released after final acceptance of the IEC project by the customer. We have completed our scope of work under the IEC contract and are currently in discussions with the customer on final acceptance of the pipeline. Upon satisfactory completion of warranty work, if any, or expiration of an 18-month warranty period without discovery of any defective work, the restriction on the remaining funds will be released 60 days after the end of the warranty period. If there is a defect, the remaining funds will be released twenty-four months after the completion of the warranty work. The amount expected to be released within twelve months is classified as a current asset. Restricted cash is not considered as cash or cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows.

Stock-Based Compensation
      On September 15, 2005, we issued 1.1 million shares of restricted stock under our 2005 Stock Incentive Plan (the 2005 Incentive Plan) to key members of our management team, and 0.3 million shares of this restricted stock vested on September 30, 2005. The remainder of the shares vest in equal annual installments on July 6, 2006, 2007 and 2008. We recorded $12.5 million of deferred compensation for these restricted stock awards based on a closing price of $11.50 per share on September 15, 2005. During the first quarter of 2006, we recorded compensation expense of $1.0 million relating to the vesting of restricted stock. The amortization of deferred compensation is reflected in selling, general and administrative expenses in the accompanying consolidated statements of operations. During the three months ended March 31, 2006, no options were granted under the 2005 Incentive Plan, and going forward, no additional grants will be made under any existing stock-based compensation plan other than the 2005 Incentive Plan. At March 31, 2006, we had 1.7 million shares of common stock available for issuance under the 2005 Incentive Plan.
      On March 7, 2006, our compensation committee established the performance goals for our officers and key employees for fiscal year 2006 under the 2006 Annual Incentive Compensation Plan (the 2006 Compensation Plan), which includes a restricted stock component. The award of restricted stock to our executive officers and selected managers will be based on an amount by which our net income exceeds specified net income goals. Shares of restricted stock will be distributed based on the pro rata percentages of cash bonuses paid to all participants in the restricted stock award pool. During the first quarter of 2006, we recorded $976,500 of stock-based compensation related to the expected achievement of our net income goals for 2006. Of this amount, $732,500 is included in selling, general and administrative expenses and $244,000 is included in cost of contract revenues in the accompanying consolidated statement of operations for the three months ended March 31, 2006. The shares of restricted stock awarded for the 2006 Compensation Plan will vest 50% on the date of grant, 30% on the first anniversary of the date of grant and 10% each on the second and third anniversary of the date of grant thereafter. Any of these restricted stock awards will be granted pursuant to the 2005 Incentive Plan.
      On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment, “(SFAS No. 123(R)), which revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25). SFAS No. 123(R) requires us to recognize expense related to the fair value of our stock-based compensation awards, including employee stock options.
      Prior to the adoption of SFAS 123(R), we accounted for stock-based compensation awards using the intrinsic value method of APB No. 25. Accordingly, we did not recognize compensation expense in our statement of operations for options we granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. However, we did record compensation expense related to

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
restricted stock based on the market value of our stock at the date of grant. As required by SFAS No. 123, we also provided certain pro forma disclosures for stock-based awards as if the fair-value-based approach of SFAS No. 123 had been applied.
      We have elected to use the modified prospective transition method as permitted by SFAS No. 123(R) and therefore have not restated our financial results for prior periods. Under this transition method, we will apply the provisions of SFAS No. 123(R) to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, we will recognize compensation cost for the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of January 1, 2006, as the remaining service is rendered. The compensation cost we record for these awards will be based on their grant-date fair value as calculated for the pro forma disclosures required by SFAS No. 123.
      Our pre-tax compensation cost for stock-based employee compensation was $31,000 for the first three months of 2006. No tax benefits were recognized for these costs.
      Prior to the adoption of SFAS No. 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123(R) requires that cash flows from the exercise of stock options resulting from tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows. No such excess tax benefits were recorded for the three months ended March 31, 2006.
      The following table illustrates the effect on net loss and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to the adoption of SFAS No. 123(R) on January 1, 2006 (in thousands, except per share data).

Three Months
Ended
March 31, 2005

Net loss, as reported	$(15,473)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(135)

Pro forma net loss	$(15,608)

Earnings (loss) per share:
Basic and Diluted — as reported	$(12.01)

Basic and Diluted — pro forma	$(12.11)

      There were no options granted during the three months ended March 31, 2006 or March 31, 2005. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model based on (i) expected option life (in years), (ii) expected volatility and (iii) risk-free interest rate. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. Expected volatility is based on historical volatility of Horizon’s stock. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. We have not historically paid any dividends and do not expect to in the future.

Income Taxes
      We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” (SFAS No. 109). SFAS No. 109 requires the recognition of income tax expense for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes,

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
our deferred tax assets and liabilities, and any valuation allowance to be recorded against our net deferred tax asset. The current provision for income tax is based upon the current tax laws and our interpretation of these laws, as well as the probable outcomes of any foreign or domestic tax audits. The value of any net deferred tax asset depends upon our estimates of the amount and category of future taxable income reduced by the amount of any tax benefits that we do not expect to realize. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting our financial position and results of operations. Certain past changes in ownership have limited our ability to realize portions of our net operating loss carryforwards, and future changes in ownership may further limit the amount and availability of our net operating loss carryforward. We compute deferred income taxes using the liability method. We provide for them on all temporary differences between the financial-reporting basis and the tax basis of our assets and liabilities by applying enacted statutory tax rates, applicable to future years. Allowable tax credits are applied currently as reductions to the provisions for income taxes.
      Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period), the corporation’s ability to use its pre-change of control net operating loss carryforwards against its post-change of control income may be limited. The Exchange Transaction constituted an ownership change under Section 382 of the Internal Revenue Code. As a result of this ownership change, the amount of our pre-change of control net operating losses that we may utilize to offset future taxable income is subject to an annual limitation, under Section 382. Following the Exchange Transaction, our ability to utilize our net operating loss carryforwards incurred prior to June 2005 is subject to an annual limitation of approximately $0.5 million. We estimate that the amount of pre-June 2005 net operating losses that we can utilize during the loss carryforward period that expires beginning in 2016 is limited to approximately $10 million under Section 382, supplemented by an additional $19.7 million of net unrealized built-in gains. In 2005, we reduced our gross deferred tax asset and valuation allowance to reflect the reduced amount of net operating losses available under this limitation. These limitations on our ability to utilize our net operating loss carryforwards could result in an increase in our federal income tax liability in future taxable periods and could affect our cash flow.

Reclassifications
      Prior period amounts within the caption stockholders’ equity in the consolidated balance sheet as of December 31, 2005 have been reclassified to conform to the current presentation pursuant to the transition guidance in SFAS No. 123(R).

Recent Accounting Pronouncements
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 requires retroactive application for reporting a change in accounting principle, in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report a change when retrospective application is impracticable. Although the correction of an error in previously issued financial statements is not an accounting change, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, due to this similarity, SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. We adopted SFAS No. 154 on January 1, 2006 and expect that the adoption of SFAS No. 154 will not have a significant impact on our financial position, results of operations or cash flow.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Property and Equipment
      Property and equipment consists of the following (in thousands):

	March 31,	December 31,
	2006	2005

Barges, vessels, and related equipment	$249,586	$223,232
Land and buildings	19,694	19,694
Machinery and equipment	245	245
Office furniture and equipment	6,558	6,509
Leasehold improvements	4,192	4,192

	280,275	253,872
Less — accumulated depreciation	(72,008)	(67,456)

Property and equipment, net	$208,267	$186,416

      During the three months ended March 31, 2006, we incurred $26.4 million of capital expenditures primarily related to the acquisition of the Texas Horizon in February 2006 and upgrades to the Lone Star Horizon during the first quarter of 2006.
      We use the units-of-production method to calculate depreciation on our major barges, vessels and related equipment to approximate the wear and tear of normal use. The useful lives of our major barges and vessels are 18 years. Depreciation expense calculated under the units-of-production method may be different than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each vessel will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each vessel will not be less than 50% of cumulative straight-line depreciation. We periodically review the remaining useful lives of our vessels and revise the estimated lives over current and future periods. If we alternatively applied only a straight-line depreciation method, we would record less depreciation expense in periods of high vessel utilization and more depreciation expense in periods of low vessel utilization.
      Depreciation on our other fixed assets is calculated using the straight-line method based on the following estimated useful lives:

Buildings	15 years
Machinery and equipment	8-15 years
Office furniture and equipment	3-5 years
Leasehold improvements	3-10 years
      Depreciation expense is included in the following expense accounts (in thousands):

	Three Months
	Ended
	March 31,

	2006	2005

Cost of contract revenues	$4,270	$1,871
Selling, general and administrative expenses	282	330

	$4,552	$2,201

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Stockholders’ Equity

Authorized Shares and Reverse Stock Split
      At our 2005 annual meeting of stockholders in September 2005, our stockholders approved an amendment to our certificate of incorporation to increase the number of authorized shares of voting common stock from 100,000,000 to 1,500,000,000. On January 27, 2006, our stockholders holding 72.1% of the outstanding shares of our common stock approved by written consent an amendment to our certificate of incorporation to (i) effect a reverse stock split of the issued and outstanding common stock on a ratio of 1-for-25 and (ii) decrease the number of authorized shares of common stock from 1,500,000,000 shares to 100,000,000 shares. In connection with the execution of this written consent, we distributed an information statement on Schedule 14C to our stockholders informing them of this approval. On the close of business on April 12, 2006, the reverse stock split and the decrease in authorized shares of common stock became effective. All common share amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 1-for-25 reverse stock split effected on April 12, 2006. We have adjusted our stockholders’ equity accounts by reducing our stated capital and increasing our additional paid-in capital by approximately $8,000 as of March 31, 2006 and December 31, 2005, to reflect the reduction in outstanding shares as a result of the reverse stock split.

Par Value
      At our 2005 annual meeting of stockholders in September 2005, our stockholders approved an amendment to our certificate of incorporation to reduce the par value of each share of our common and preferred stock from $1.00 per share to $0.001 per share. In October, 2005, our stockholders approved an amendment to our certificate of incorporation to further reduce the par value of our common stock and preferred stock from $0.001 per share to $0.00001 per share. During 2005, we adjusted our stockholders’ equity accounts by reducing our stated capital and increasing our additional paid-in capital by approximately $81.9 million to reflect the reduction in par value.

Earnings Per Share
      Earnings per share data for all periods presented have been calculated pursuant to SFAS No. 128, “Earnings Per Share” that requires a presentation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. As of March 31, 2006, we had outstanding options covering an aggregate of 83,083 shares of common stock, of which 82,450 shares were exercisable. Restricted stock grants are legally considered issued and outstanding, and are included in both basic and diluted EPS only to the extent that they are vested. Nonvested shares of restricted stock are included in the computation of diluted EPS using the treasury stock method. Excluded from the computation of diluted EPS for the three months ended March 31, 2006 and 2005 are options to purchase 80,683 and 117,797 shares of common stock, respectively, at a weighted average price of $188.16 and $177.50 per share, respectively.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents information necessary to calculate earnings per share for the three months ended March 31, 2006 and 2005 (in thousands, except per share amounts):

	Three Months
	Ended
	March 31,

	2006	2005

Net income (loss)	$15,471	$(15,473)
Average common shares outstanding	29,560	1,289

Basic earnings (loss) per share	$0.52	$(12.01)

Average common and dilutive potential common shares outstanding:
Average common shares outstanding	29,560	1,289
Unvested restricted stock and assumed exercise of stock options	815	—

	30,375	1,289

Diluted earnings (loss) per share	$0.51	$(12.01)

Restricted Stock
      On September 15, 2005, we issued 1,086,943 shares of restricted stock under our 2005 Incentive Plan to key members of our management team. The shares vest in four equal installments. The first installment vested on September 30, 2005 and the remaining installments vest on July 6, 2006, 2007 and 2008. We recorded deferred compensation of $12.5 million as a reduction to stockholders’ equity for this restricted stock grant based on a closing price of $11.50 per share, on the date of grant. On September 30, 2005, 271,736 shares of restricted stock vested. During the third and fourth quarters of 2005, we amortized $4.2 million of deferred compensation expense. In accordance with the restricted stock agreements, we withheld and retired 71,874 of the vested shares to satisfy the employees’ related tax withholding obligations that we remitted to the taxing authorities. We determined the amount of withholding, on September 30, 2005, on the basis of a discounted value of $7.25 per share and applicable federal withholding tax rates. During the first quarter of 2006, we amortized $1.0 million of deferred compensation expense, which is reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations.
      On March 7, 2006, our compensation committee established the performance goals for our officers and key employees for fiscal year 2006 under our 2006 Compensation Plan, which includes a restricted stock component. The award of restricted stock to our executive officers and selected managers will be based on an amount by which our net income exceeds specified net income goals. Shares of restricted stock will be distributed based on the pro rata percentages of cash bonuses paid to all participants in the restricted stock award pool. During the first quarter of 2006, we recorded $976,500 of stock-based compensation related to the expected achievement of our net income goals for 2006. Of this amount, $732,500 is included in selling, general and administrative expenses and $244,000 is included in cost of contract revenues in the accompanying consolidated statement of operations for the three months ended March 31, 2006. The shares of restricted stock awarded for the 2006 Compensation Plan will vest 50% on the date of grant, 30% on the first anniversary of the date of grant and 10% each on the second and third anniversary of the date of grant thereafter. Any of these restricted stock awards will be granted pursuant to the 2005 Incentive Plan.

Exchange of Debt for Equity
      On June 10, 2005, we completed the Exchange Transaction with the holders of all of our Subordinated Notes. We issued 2,400,001 shares of our common stock and one million shares of Series B Preferred Stock to the holders of our Subordinated Notes in exchange for approximately $85 million of the outstanding

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Subordinated Notes and all of the 1,400 outstanding shares of our Series A Preferred Stock. During the fourth quarter of 2005, we exchanged or converted all of the shares of Series B Preferred Stock into a total of 22,165,574 shares of our common stock, in accordance with the terms of these securities.
      In December 2005, we exchanged $8.0 million in aggregate principal amount (including accrued and unpaid interest) of 8% Subordinated Notes for non-interest bearing convertible notes that converted into 842,105 shares of our common stock at $9.50 per share prior to December 31, 2005. On December 23, 2005, we exchanged an additional $5.2 million aggregate principal amount (including accrued and unpaid interest) of our 8% Subordinated Notes for 553,167 shares of our common stock.
      We filed registration statements during the fourth quarter of 2005 and the first quarter of 2006 registering the resale of the shares of common stock issued in the above transactions.

Private Placement of Common Stock
      On December 19, 2005, we issued 2,106,000 shares of our common stock to several accredited investors at $9.50 per share resulting in net proceeds of $18.8 million after deducting $1.2 million for commissions and other expenses. We used the net proceeds for working capital and general corporate purposes. We filed a registration statement in February 2006 registering the resale of the shares of common stock issued in the Private Placement.

2005 Incentive Plan
      At our 2005 annual meeting of stockholders, our stockholders approved the 2005 Incentive Plan. Under the 2005 Incentive Plan, 2.8 million shares of our common stock are authorized for issuance. The 2005 Incentive Plan will remain in effect until all awards granted thereunder have been satisfied, through the grant of various types of incentives. The 2005 Incentive Plan provides for grants of stock options and other types of incentives to directors, executive officers, other employees and certain non-employee consultants. Stock options granted under the 2005 Incentive Plan have a contractual life of ten years. The compensation committee of the board of directors establishes the terms of the option awards (including vesting schedules). Generally, these options vest over three years. In September 2005, 1,086,943 shares of restricted stock were granted to key members of our management team under the 2005 Incentive Plan. No stock options have been granted under our 2005 Incentive Plan through March 31, 2006. At March 31, 2006, we had 1,713,057 shares of common stock remaining for issuance under the 2005 Incentive Plan. No additional grants will be made under any existing stock-based compensation plan other than the 2005 Incentive Plan.
      In the first quarter of 2006, we adopted SFAS No. 123(R). SFAS No. 123(R) mandates expense recognition for stock options and other types of equity-based compensation based on the fair value of the options at the grant date; therefore, we recognized stock-based compensation expense of $31,000, using the modified prospective method under SFAS No. 123(R).
      As of March 31, 2006, we have $7.3 million of total deferred compensation cost related to non-vested awards granted under our various share-based plans, which we expect to recognize over a weighted-average period of 2.3 years.
      We received cash from options exercised during the first three months of 2006 of $8,000. The impact of these cash receipts is included in financing activities in the accompanying consolidated statements of cash flows.

Treasury Stock
      On March 10, 2006, by resolution of our board of directors, we retired the 10,031 outstanding shares of our treasury stock. Pursuant to the Delaware General Corporation Law, the retired shares assume the status of

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
authorized and unissued shares of common stock of Horizon. As of December 31, 2005, treasury stock consisted of 10,031 shares at a cost of $1.6 million.

4.	Related Party Transactions
      In August 1998, we entered into a master services agreement with Odyssea Marine, Inc. (Odyssea), an entity wholly-owned by Elliott Associates, L.P. and Elliott International L.P. (collectively, the Elliott Companies), to charter certain marine vessels from Odyssea. The Elliott Companies and an affiliate of the Elliott Companies are collectively our largest stockholder. As of March 31, 2006, we owed Odyssea $5.3 million for charter services, compared to $3.2 million at March 31, 2005. Odyssea billed Horizon and Horizon paid Odyssea for services rendered under the master services agreement as follows (in millions).

	Three Months
	Ended
	March 31,

	2006	2005

Amount billed to Horizon	$3.2	$1.0
Amount paid to Odyssea	$3.8	$1.3
      On March 31, 2005, we closed the loans, under the Senior Credit Facilities, for $30 million and $40 million, respectively, with Manchester Securities Corp., an affiliate of Elliott Associates, L.P. and under common management with Elliott International, L.P., other holders or affiliates of holders of our Subordinated Notes and beneficial owners of our common stock. On March 9, 2006, we entered into a loan agreement with the CIT Group and used a portion of the proceeds from this term loan to repay $64.4 million for principal, accrued interest and a prepayment penalty under the Senior Credit Facilities.
      In June 2005, we issued an aggregate of 2,400,001 shares of our common stock and an aggregate of one million shares of Series B Preferred Stock in the Exchange Transaction to the holders of our Subordinated Notes. During the fourth quarter of 2005, we issued 22,165,574 shares of our common stock to holders of our Subordinated Notes upon the conversion or earlier exchange of our Series B Preferred Stock. During December 2005, we exchanged approximately $13.2 million, including accrued and unpaid interest, of our 8% Subordinated Notes in transactions resulting in the issuance of 1,395,272 shares of our common stock to these holders. We filed separate registration statements during the fourth quarter of 2005 and the first quarter of 2006 registering the resale of the shares of common stock issued in the above transactions. The total number of shares of common stock held by the Elliott Companies, Lloyd I. Miller and his affiliates (collectively, Miller), Falcon Mezzanine Partners, LP (Falcon), B. Riley & Co., Inc. and its affiliates (collectively, Riley) and Highland Crusader Offshore Partners (Highland), each of which were at least 5% beneficial owners of our common stock on March 31, 2006, and other holders are as follows:

		% of
		Outstanding
		Common
	Total	Stock on
	Shares of	March 31,
	Common Stock	2006

Elliott Companies	10,006,119	32.9%
Miller	5,352,876	17.6%
Falcon	3,200,575	10.5%
Riley	2,612,608	8.6%
Highland	2,243,326	7.4%
Other Subordinated Note holders	2,545,340	8.4%

	25,960,844	85.5%

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      If these stockholders act together, they are in a position to control the election of our directors and to control or exercise substantial influence over the outcome of any matter requiring a stockholder vote.
      As of March 31, 2006, the remaining $13.1 million of outstanding 8% Subordinated Notes are held by Elliott Associates, L.P., Falcon, and Miller, each of which were at least 5% beneficial owners of our common stock on March 31, 2006, as follows (in millions):

Amount

Elliott Associates, L.P.	$4.7
Miller	3.5
Falcon	4.9

$13.1

5.	Debt
      At March 31, 2006, we had approximately $141.1 million of total outstanding debt, including outstanding borrowings of $76.5 million under our CIT Group term loan, $51.5 million on five other term-debt facilities and $13.1 million on our remaining 8% Subordinated Notes, including paid in-kind interest. The outstanding debt at March 31, 2006 represents an increase of approximately $11.0 million from the outstanding amount of debt at December 31, 2005. This increase in debt is due to the additional credit facility we entered into to purchase the Texas Horizon. At March 31, 2006, $29.6 million of our debt is classified as current because it matures within the next twelve months or the asset securing the indebtedness is classified as current. Interest rates for our outstanding debt vary from the one-month commercial paper rate plus 2.45% to one-month Libor plus 4.80% (6.8% to 9.3%) at March 31, 2006, and our average interest rate at March 31, 2006 was 8.9% per annum. Our term-debt borrowings require approximately $1.3 million in total monthly principal payments.
      On February 17, 2006, we completed the acquisition of the Texas Horizon, a dynamically positioned diving support and deepwater reel pipelay vessel. The purchase price was $23 million of which we paid $12 million cash and financed the balance of $11 million with a term debt facility from GE Capital. The loan is payable in eleven quarterly installments of $0.9 million beginning May 1, 2006 plus interest at an annual rate of three-month Libor plus 3.50%. The loan matures on February 1, 2009. The loan is secured by a mortgage on the vessel and contains customary events of default and covenants restricting our ability to incur additional indebtedness or create additional liens, make any investments, dispose of assets, pay any dividends and enter into affiliate transactions without lender consent. We are also required to maintain certain financial ratios at quarterly determination dates. Upon an event of default under the GE Capital term loan, the interest rate increases by 2.00%.
      On March 9, 2006, we entered into a loan agreement with the CIT Group pursuant to which we borrowed approximately $77.4 million in asset-based financing (inclusive of closing costs and fees of approximately $2.7 million). The term loan matures over a 60 month period. We used the proceeds from this term loan to repay outstanding debt maturing in March 2006, our related party term debt under the Senior Credit Facilities maturing in March 2007 and to pay closing costs and fees. The $77.4 million CIT Group term loan is payable in monthly installments of $0.9 million for the first 24 months beginning March 31, 2006. For the next 35 months, the monthly payments decrease to $0.6 million plus interest at an annual rate of one-month Libor plus 4.50%, with a balloon payment due at maturity on March 9, 2011. We are also required to repay $5.0 million upon the earlier of the (i) receipt of proceeds from our Pemex claim or Gulf Horizon insurance claim, or (ii) on March 31, 2008. In connection with refinancing our maturing debt, including the Senior Credit Facilities, we incurred a $2.4 million loss on debt extinguishment during the first quarter of 2006 related to the write-off of the unamortized portion of deferred loan fees and a prepayment

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
penalty on the Senior Credit Facilities. The term loan is secured by mortgages on most of our vessels and contains customary events of default, cross-default provisions and covenants restricting our ability to create additional liens, consolidate or merge with another company, incur additional indebtedness, enter into certain charter agreements, dispose of assets, repay certain indebtedness, enter into affiliate transactions, enter into certain lease agreements, pay dividends or operate the vessels that collateralize this new term loan outside the Gulf of Mexico (including U.S. waters, Mexican waters and international waters therein) without lender consent. We are also required to maintain certain financial ratios at quarterly determination dates, including a fixed charge coverage ratio, as defined, of not less than 1.33 to 1 (determined by dividing EBITDA (earnings before interest, taxes, depreciation and amortization) by the sum of current maturities of long-term debt, cash interest and tax expense on a rolling four quarter basis). Upon an event of default under the new CIT Group term loan, the interest rate increases by 2.50%.
      Our 8% Subordinated Notes accrue interest annually at 8% payable in-kind. The 8% Subordinated Notes mature on March 31, 2010 and are subordinate and junior to our existing senior secured debt in all respects. We have classified all of our 8% Subordinated Notes as long-term debt at March 31, 2006 and December 31, 2005, because the 8% Subordinated Notes mature on March 31, 2010.
      All of our assets are pledged as collateral to secure our indebtedness. Our loans are secured by mortgages on all of our vessels and property and by our accounts receivable and claims. Our loans contain customary default and cross-default provisions and covenants restricting our ability to issue additional capital stock, create additional liens, incur additional indebtedness, enter into affiliate transactions, dispose of assets, make any investments and pay dividends without lender consent. We are also required to maintain certain financial ratios at quarterly determination dates. At March 31, 2006, we were in compliance with all the financial covenants required by our loan and credit facilities. In the event that we do not meet our financial covenants and we are unsuccessful in obtaining waivers of non-compliance, our lenders will have the right to accelerate our debt with them, and cross-default provisions could result in the acceleration of all of our indebtedness.

6.	Loss on Debt Extinguishment
      Loss on debt extinguishment of $2.4 million for the three months ended March 31, 2006 relates to the write-off of $1.8 million of the unamortized portion of deferred loan fees and a $636,000 prepayment penalty on the Senior Credit Facilities. The $1.3 million loss on debt extinguishment for the three months ended March 31, 2005 related to the write-off of $759,000 of the unamortized portion of deferred loan fees and $504,000 of the unamortized portion of the debt discount for the 18% Subordinated Notes related to the prepayment of those notes with $3.5 million of proceeds collected as a portion of the Pemex EPC 64 claim.

7.	Commitments and Contingencies

Contractual Disputes and Litigation
      In July 2003, we formally submitted total claims to Pemex of approximately $78 million that included unapproved claims for extra work performed related to interferences, interruptions and other delays, as well as claims for additional scope of work performed. We recorded $60.7 million for these claims to the extent of costs. During 2003, we reserved $33.1 million related to our previously recorded outstanding unapproved claims against Pemex. Since that time, our negotiations with Pemex have resulted in a settlement of the non-weather related claims for $9.1 million. We submitted the Pemex EPC 64 claims related to interruptions due to adverse weather conditions to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce in April 2005. On March 27, 2006, we attended a hearing before the arbitrators, at which both parties presented oral and written arguments. We submitted a post-hearing brief on April 12, 2006. The arbitrators are expected to render a decision by the third quarter of 2006, although there is no guaranty that a decision will be rendered in that time frame. We have vigorously pursued our

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
outstanding claims against Pemex. As of March 31, 2006, the carrying value of this claim, included in costs in excess of billings, totaled $18.5 million, net of a $33.1 million allowance for doubtful costs in excess of billings.
      On May 18, 2004, our pipelay barge, the Gulf Horizon, caught fire while on tow from the U.S. Gulf of Mexico to Israel to perform the IEC project. In August 2004, the underwriters on the marine hull insurance policy that we purchased to cover physical damage to the Gulf Horizon during the tow filed an action for declaratory judgment in the English High Court seeking a declaration that the policy is void from its inception due to a misrepresentation of risk. We counter-claimed for the total policy limits of $28 million, plus legal and labor expenses. We continue to exchange evidence of experts and witnesses. A trial date is set for June 26, 2006. Management intends to vigorously pursue its claims against the marine hull insurance underwriters.
      We are involved in various routine legal proceedings primarily involving claims for personal injury under the Jones Act and general maritime laws, which we believe are incidental to the conduct of our business. We believe that none of these proceedings, if adversely determined, would have a material adverse effect on our business or financial condition.

8.	Geographic Information
      Horizon operates in a single industry segment, the marine construction services industry. Geographic information relating to Horizon’s operations follows (in millions):

	Three Months
	Ended
	March 31,

	2006	2005

Revenues:
Domestic	$73.1	$12.3
Latin America	10.2	0.3
West Africa	42.7	8.5
Southeast Asia/ Mediterranean	3.9	16.2

Total	$129.9	$37.3

Gross Profit(1):
Domestic	$27.4	$(1.2)
Latin America	—	(1.4)
West Africa	8.6	0.9
Southeast Asia/ Mediterranean	2.4	4.3

Total	$38.4	$2.6

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of

	March 31,	December 31,
	2006	2005

Property and Equipment(2):
Domestic	$126.4	$109.6
Latin America	25.1	0.1
West Africa	56.8	58.2
Southeast Asia/ Mediterranean	—	18.5

Total	$208.3	$186.4

(1)	Gross profit for each geographic segment includes costs incurred related to idle and stacked equipment.

(2)	Property and equipment includes vessels, property and related marine equipment. Amounts reflect the location of the assets at March 31, 2006 and December 31, 2005. Equipment location changes as needed to meet working requirements. Other identifiable assets include inventory and other long-term assets, and they are primarily located in the domestic region.

9.	Subsequent Events
      On April 12, 2006, we effected a 1-for-25 reverse stock split of our issued and outstanding common stock. Upon effectiveness of the reverse stock split, holders of our common stock received one share of common stock for every twenty-five shares of common stock owned. All common share amounts (and per share amounts) in the accompanying financial statements and this Form 10-Q have been adjusted to reflect the 1-for-25 reverse stock split. We have adjusted our stockholders’ equity accounts by reducing our stated capital and increasing our additional paid-in capital by approximately $8,000 as of March 31, 2006 and December 31, 2005, to reflect the reduction in outstanding shares as a result of the reverse stock split. Also on April 12, 2006, we reduced our authorized common stock from 1.5 billion shares to 100 million shares.
      On April 28, 2006, we entered into a $30 million revolving credit facility with PNC Bank, National Association (PNC Bank), as agent and lender. The revolving credit facility has a five-year term and matures on April 28, 2011. Advances under the revolving credit facility bear interest at one-month Libor plus a margin ranging from 2.25% to 2.75%, or, at our option, at the prime rate plus a margin ranging from 0% to 0.25%. In addition to monthly interest, we are required to pay monthly maintenance fees for this revolving credit facility. Upon an event of default, the interest rate on outstanding advances increases by 2%. Advances are obtained in accordance with a borrowing base, defined as a percentage of accounts receivable balances and costs in excess of billings. The revolving credit facility contains customary default and cross-default provisions requiring us to maintain certain financial ratios at quarterly determination dates. The revolving credit facility also contains certain covenants restricting our ability to consolidate or merge with another company, create additional liens, enter into certain guarantees, make any loans, pay dividends and incur additional indebtedness, without lender consent.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
      Management of the Company, including our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.
      We conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We did not identify any material weaknesses in our internal controls as a result of this evaluation. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting; however, based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of December 31, 2005.
      Our management’s assessment of our internal control over financial reporting as of December 31, 2005 was audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.
      Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation and may not prevent or detect misstatements.

/s/ DAVID W. SHARP

David W. Sharp
President and Chief Executive Officer

/s/ RONALD D. MOGEL

Ronald D. Mogel
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Horizon Offshore, Inc.:
      We have audited the accompanying consolidated balance sheets of Horizon Offshore, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Offshore, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Houston, Texas
March 9, 2006, except for all common stock and additional
paid-in capital amounts, and all share and per share
data, for which the date is April 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Horizon Offshore, Inc.:
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Horizon Offshore, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Horizon Offshore, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, Horizon Offshore, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by COSO.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Horizon Offshore, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the periods ended December 31, 2005 and 2004 and our report dated March 9, 2006, except for all common stock and additional paid-in capital amounts, and all share and per share data, for which the date is April 12, 2006, expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Houston, Texas
March 9, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders of Horizon Offshore, Inc.:
      In our opinion, the consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2003 present fairly, in all material respects, the results of operations and cash flows of Horizon Offshore, Inc. and its subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      The Company received approximately $45 million in net proceeds from the issuance of Subordinated Notes on March 11, 2004. See Note 15 to the consolidated financial statements as originally presented and included in the Company’s 2003 Form 10-K for a discussion of this subsequent event and the Company’s financing and liquidity position.

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 12, 2004, except for the reverse stock split
which is described in the second paragraph of
Note 1 to the consolidated financial statements,
as to which the date is June 9, 2006

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2005	2004

	(In thousands,
	except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,960	$37,975
Restricted cash	4,055	—
Accounts receivable —
Contract receivables, net	43,423	81,861
Costs in excess of billings, net	90,229	24,058
Other	1,209	346
Other current assets	6,622	5,079
Assets held for sale	—	8,632

Total current assets	188,498	157,951
PROPERTY AND EQUIPMENT, NET	186,416	198,804
RESTRICTED CASH	7,967	9,247
INVENTORY	167	1,415
OTHER ASSETS	19,673	26,860

	$402,721	$394,277

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$15,474	$35,267
Accrued liabilities	6,617	9,181
Accrued job costs	56,085	31,152
Billings in excess of costs	7,386	9,900
Current maturities of long-term debt	26,130	42,243
Current taxes payable	2,687	1,186

Total current liabilities	114,379	128,929
LONG-TERM DEBT, net of current maturities	27,340	81,379
RELATED PARTY TERM DEBT	63,794	—
SUBORDINATED NOTES, net of discount	12,845	88,968
OTHER LIABILITIES	877	1,311
PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION	—	416

Total liabilities	219,235	301,003
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.00001 and $1.00 par value, 5,000,000 shares authorized, none and 1,400 mandatorily redeemable shares issued and outstanding, respectively	—	—
Common stock, $0.00001 and $1.00 par value, 1,500,000,000 and 100,000,000 shares authorized, 30,384,871 and 1,303,356 shares issued, respectively	—	1,303
Deferred compensation	(8,333)	—
Subscriptions receivable	—	(42)
Additional paid-in capital	382,239	212,333
Accumulated deficit	(188,776)	(117,720)
Treasury stock, 10,031 and 15,859 shares, respectively	(1,644)	(2,600)

Total stockholders’ equity	183,486	93,274

	$402,721	$394,277

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2005	2004	2003

	(In thousands, except share
	and per share data)
CONTRACT REVENUES	$325,044	$254,209	$270,313
COST OF CONTRACT REVENUES	268,280	226,391	263,812

Gross profit	56,764	27,818	6,501
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	30,922	30,687	21,749
RESERVE FOR CLAIMS AND RECEIVABLES	1,711	5,692	33,092
IMPAIRMENT OF PROPERTY, EQUIPMENT AND INTANGIBLES	—	22,361	21,332
IMPAIRMENT LOSS ON ASSETS HELD FOR SALE	2,261	3,268	—

Operating income (loss)	21,870	(34,190)	(69,672)
OTHER:
Interest expense, net of amount capitalized	(67,572)	(25,995)	(9,542)
Interest income	777	286	67
Loss on debt extinguishment	(23,138)	(1,719)	(868)
Other income (expense), net	53	152	(88)

NET LOSS BEFORE INCOME TAXES	(68,010)	(61,466)	(80,103)
INCOME TAX PROVISION (BENEFIT)	3,046	2,103	(7,599)

NET LOSS	$(71,056)	$(63,569)	$(72,504)

EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED:
Net loss per share — basic and diluted	$(16.09)	$(51.45)	$(68.58)

WEIGHTED AVERAGE SHARES USED IN COMPUTING EARNINGS (LOSS) PER SHARE:
BASIC AND DILUTED (See Note 11)	4,417,341	1,235,561	1,057,161
The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

						Retained
	Common Stock				Additional	Earnings	Treasury Stock		Total
			Deferred	Subscriptions	Paid-In	(Accumulated			Stockholders’
	Shares	Amount	Compensation	Receivable	Capital	Deficit)	Shares	Amount	Equity

	(In thousands)
BALANCE, DECEMBER 31, 2002	1,091	$1,091	$—	$—	$198,214	$18,353	36	$(5,983)	$211,675
401(k) contributions in company stock	—	—	—	—	(247)	—	(4)	675	428
Stock compensation expense	—	—	—	—	212	—	—	—	212
Net loss	—	—	—	—	—	(72,504)	—	—	(72,504)

BALANCE, DECEMBER 31, 2003	1,091	1,091	—	—	198,179	(54,151)	32	(5,308)	139,811
401(k) contributions in company stock	—	—	—	—	(2,290)	—	(16)	2,708	418
Issuance of warrants, net of offering costs of $722	—	—	—	—	16,593	—	—	—	16,593
Warrants exercised	212	212	—	(42)	(149)	—	—	—	21
Net loss	—	—	—	—	—	(63,569)	—	—	(63,569)

BALANCE, DECEMBER 31, 2004	1,303	1,303	—	(42)	212,333	(117,720)	16	(2,600)	93,274
401(k) contributions in company stock	—	—	—	—	(858)	—	(6)	956	98
Issuance of common stock in exchange for subordinated notes, net of offering costs of $1,027	3,795	3,795	—	—	53,910	—	—	—	57,705
Cancellation of common stock	—	(10)	—	10	—	—	—	—	—
Retirement of common stock	(72)	—	—	—	(520)	—	—	—	(520)
Reduction in par value of common stock to $0.00001 per share	—	(5,088)	—	—	5,088	—	—	—	—
Subscription receivable payment	—	—	—	32	—	—	—	—	32
Issuance of restricted stock	1,087	—	(12,500)	—	12,500	—	—	—	—
Issuance of common stock for conversion of Series B Preferred Stock	22,166	—	—	—	81,007	—	—	—	81,007
Issuance of common stock in private placement, net of offering costs of $1,229	2,106	—	—	—	18,779	—	—	—	18,779
Amortization of deferred compensation	—	—	4,167	—	—	—	—	—	4,167
Net loss	—	—	—	—	—	(71,056)	—	—	(71,056)

BALANCE, DECEMBER 31, 2005	30,385	$—	$(8,333)	$—	$382,239	$(188,776)	10	$(1,644)	$183,486

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2005	2004	2003

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(71,056)	$(63,569)	$(72,504)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities — Depreciation and amortization	21,661	19,702	19,718
Reserve for claims and receivables	1,711	5,692	33,092
Impairment of inventory	684	6,379	—
Impairment of property, equipment and intangibles	—	22,361	21,332
Impairment loss on assets held for sale	2,261	3,268	—
Net gain on sale of assets	(41)	(32)	—
Deferred income tax benefit	—	—	(9,072)
Paid in-kind interest on subordinated notes and related party term debt	6,977	11,217	—
Amortization of subordinated debt discount recorded as interest expense	3,321	5,068	—
Amortization of deferred loan fees recorded as interest expense	3,195	3,434	1,240
Amortization of beneficial conversion feature and adjustment of mandatorily redeemable preferred stock charged to interest expense	41,863	(1,605)	—
Expense recognized for issuance of treasury stock for 401(k) plan contributions	98	418	428
Stock compensation expense (including amortization of deferred compensation)	4,167	—	212
Loss on debt extinguishment	23,138	1,719	868
Changes in operating assets and liabilities —
Restricted cash	(2,775)	(9,247)	—
Accounts receivable	35,864	13,624	(52,105)
Costs in excess of billings	(66,171)	10,639	10,705
Billings in excess of costs	(2,514)	4,066	5,232
Inventory	564	456	(434)
Other assets	(8,905)	(17,658)	(6,260)
Accounts payable	(19,793)	5,996	(3,659)
Accrued and other liabilities	(3,021)	5,596	(4,336)
Accrued job costs	24,933	(25,194)	1,480
Current taxes payable	1,501	(235)	998

Net cash provided by (used in) operating activities	(2,338)	2,095	(53,065)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases and additions to property and equipment	(2,458)	(5,579)	(17,797)
Proceeds from sale of assets	6,936	803	—
Proceeds from casualty insurance claim	—	—	3,114

Net cash provided by (used in) investing activities	4,478	(4,776)	(14,683)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under term debt	—	—	21,362
Principal payments on term debt	(17,279)	(9,615)	(8,967)
Borrowings on revolving credit facilities	—	30,550	142,516
Payments on revolving credit facilities	(27,299)	(53,850)	(97,267)
Borrowings under related party term debt	44,233	—	15,000
Principal payments on related party term debt	(7,845)	—	—
Proceeds from issuance of subordinated notes	—	55,237	—
Proceeds from issuance of subordinated notes allocable to warrants	—	16,593	—
Principal payments on subordinated notes	(3,481)	(4,472)	—
Deferred loan fees	(3,267)	(3,924)	(854)
Proceeds from issuance of common and preferred stock, net	17,751	1	—
Stock option and warrant transactions and other	32	21	—

Net cash provided by financing activities	2,845	30,541	71,790

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,985	27,860	4,042
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	37,975	10,115	6,073

CASH AND CASH EQUIVALENTS AT END OF YEAR	$42,960	$37,975	$10,115

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$11,700	$8,000	$7,948
Cash paid for income taxes	$1,561	$3,123	$675
Cash refund for income taxes	$16	$928	$—
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Repayment of debt with proceeds of additional debt	$25,573	$15,000	$14,069
Capital expenditures for property and equipment included in accrued liabilities	$48	$353	$778
Payment of deferred loan fees and warrant issuance with proceeds of subordinated notes	$—	$8,905	$—
Exchange of debt for equity	$98,228	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation
      Horizon Offshore, Inc. (a Delaware corporation) and its subsidiaries (references to Horizon, company, we or us are intended to refer to Horizon Offshore, Inc. and its subsidiaries) provide marine construction services for the offshore oil and gas and other energy related industries and perform work as awarded domestically in the U.S. Gulf of Mexico, and internationally in Latin America, West Africa and Southeast Asia/ Mediterranean. These services generally consist of laying, burying or repairing marine pipelines for the transportation of oil and gas; providing hook-up and commissioning services; and installing and salvaging production platforms and other marine structures. Substantially all of our projects are performed on a fixed-price basis or a combination of a fixed-price and day-rate basis in the case of extra work to be performed under the contract. From time to time, we also perform projects on a day-rate or cost-reimbursement basis. Our repair work due to the hurricane activity during 2004 and 2005 in the U.S. Gulf of Mexico was performed primarily on a day-rate basis due to the nature and often indeterminate scope of the repairs. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, assuming Horizon continues as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
      On April 12, 2006, we effected a one-for-twenty-five (1-for-25) reverse stock split of our issued and outstanding common stock. All common share amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 1-for-25 reverse stock split. In the accompanying consolidated balance sheets, we have adjusted our stockholders’ equity accounts by reducing our stated capital and increasing our additional paid-in capital by approximately $8,000 as of December 31, 2005 and approximately $20,574,000 as of December 31, 2004, to reflect the reduction in outstanding shares as a result of the reverse stock split. In the accompanying consolidated statements of stockholders’ equity, we have adjusted the share amounts and the balances of our stated capital and additional paid-in capital for all periods presented as a result of the reverse stock split.

Status of Horizon
      On March 31, 2005, we entered into a financing agreement with holders, and affiliates of holders, of our 16% and 18% Subordinated Secured Notes due March 31, 2007 (collectively, the Subordinated Notes), consisting of a $30 million senior secured term loan A facility and a $40 million senior secured term loan B facility (the Senior Credit Facilities), maturing March 31, 2007. We received net proceeds of $44.2 million from the Senior Credit Facilities on April 1, 2005 after repayment of the $25.8 million outstanding, including $0.2 million of accrued interest, under our revolving credit facility with The CIT Group/ Equipment Financing, Inc. (the CIT Group). We used the net proceeds to pay closing costs, provide working capital to support our operations and for other general corporate purposes.
      On June 10, 2005, we completed a debt for equity exchange transaction (the Exchange Transaction) that we entered into with the holders of all of our Subordinated Notes. We issued 2,400,001 shares of our common stock and one million shares of Series B Mandatorily Convertible Redeemable Preferred Stock (the Series B Preferred Stock), to the holders of our Subordinated Notes in exchange for approximately $85 million of the approximately $110 million aggregate principal amount of outstanding Subordinated Notes at June 10, 2005 and all of the 1,400 outstanding shares of our Series A Redeemable Participating Preferred Stock (the Series A Preferred Stock). In addition to these securities being issued in exchange for approximately $85 million of Subordinated Notes and all of the outstanding shares of Series A Preferred Stock, we issued our common stock and Series B Preferred Stock in consideration of (i) all of the holders of our Subordinated Notes consenting to the $70 million Senior Credit Facilities and release of the collateral securing the Subordinated Notes, (ii) amending the terms of the $25 million aggregate principal amount of

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Subordinated Notes that remained outstanding after the consummation of the Exchange Transaction (the 8% Subordinated Notes) and, (iii) if applicable, participating in the $70 million Senior Credit Facilities as a lender.
      During the fourth quarter of 2005, all of the shares of Series B Preferred Stock were exchanged for or converted into a total of 22,165,574 shares of our common stock in accordance with the certificate of designation governing the preferences and rights of this security.
      On December 19, 2005, we completed a private placement (the Private Placement) of 2,106,000 shares of our common stock with several accredited investors at $9.50 per share, resulting in net proceeds of $18.8 million after deducting commissions and other expenses. Contemporaneously with the completion of the Private Placement, we exchanged $8.0 million in aggregate principal amount (including accrued and unpaid interest) of 8% Subordinated Notes for non-interest bearing convertible notes that were converted into 842,105 shares of our common stock at $9.50 per share prior to December 31, 2005. On December 23, 2005, we exchanged an additional $5.2 million aggregate principal amount (including accrued and unpaid interest) of our 8% Subordinated Notes, which resulted in the issuance of 553,167 shares of our common stock. As of December 31, 2005, we had $12.8 million, including paid in-kind interest, of 8% Subordinated Notes outstanding.
      In connection with the Exchange Transaction, we entered into a registration rights agreement obligating us to file registration statements under the Securities Act of 1933 with respect to the 2,400,001 shares of our common stock issued in connection with such transaction and the shares of common stock issued upon conversion or earlier exchange of the Series B Preferred Stock. In connection with the Private Placement and the exchange of our 8% Subordinated Notes, the registration rights agreement was amended to require us to register the shares of our common stock issued in connection with such transactions. In the fourth quarter of 2005 and in the first quarter of 2006, we filed separate registration statements to register the shares of our common stock issued in connection with these transactions.
      The issuance of shares of common stock during 2005 has resulted in significant dilution to our existing common stockholders and the book value of their shares of our common stock. Additionally, the issuance of shares of our common stock in the Exchange Transaction resulted in a change of control of our company. If these stockholders act together, they are in a position to control the election of our directors and to control or exercise substantial influence over the outcome of any matter requiring a stockholder vote.
      In March 2006, we refinanced a significant portion of our debt maturing in 2006, as well as our Senior Credit Facilities maturing in 2007. See Note 15.

Business Risks
      Our level of activity depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by prevailing oil and gas prices, expectations about future demand and prices, the ability of the oil and gas industry to access capital, the cost of exploring for, producing and developing oil and gas reserves, the discovery rates of new oil and gas reserves, sale and expiration dates of offshore leases in the United States and abroad, political and economic conditions, governmental regulations, the availability and cost of capital and damage to structures and pipelines caused by hurricanes and severe weather conditions in the U.S. Gulf of Mexico. Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially, impacting the demand for pipeline and marine construction services.
      During 2003 and the first part of 2004, the competitive nature and low demand for marine construction services on the U.S. continental shelf in the Gulf of Mexico resulted in reduced profit margins in the U.S. Gulf of Mexico. Capital expenditures by oil and gas companies operating on the U.S. continental shelf in the Gulf of Mexico remained at reduced levels during 2003 and the first half of 2004 due to the higher

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
costs and economics of drilling new wells in a mature area. However, oil and gas companies have increased their capital expenditures during the second half of 2004 and 2005 in response to higher energy prices, among other things, increasing the demand for offshore construction services on the U.S. continental shelf in the Gulf of Mexico.
      Factors affecting our profitability include competition, equipment and labor productivity, contract estimating, weather conditions and the other risks inherent in marine construction. The marine construction industry in the U.S. Gulf of Mexico is highly seasonal as a result of weather conditions, with the greatest demand for these services occurring during the second and third quarters of the year. The effect of this historical seasonality on our domestic operations was offset during the fourth quarter of 2005 by the repair and salvage work due to hurricane activity in the U.S. Gulf of Mexico during 2004 and 2005. Full year results are not a direct multiple of any quarter or combination of quarters because of this seasonality.

Segment Information and Significant Customers
      We have domestic and international operations in one industry segment, the marine construction service industry for offshore oil and gas companies and energy companies. We currently operate in four geographic segments. See Note 13 for geographic information. Customers accounting for more than 10% of consolidated revenues for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003

Customer A	24%	—	—
Customer B	14%	—	—
Customer C	10%	23%	1%
Customer D	9%	36%	—
Customer E	—	—	25%
Customer F	—	—	15%
Customer G	—	—	10%
      The amount of revenue accounted for by a customer depends on the level of construction services required by the customer based on the size of its capital expenditure budget and our ability to bid for and obtain its work. Consequently, customers that account for a significant portion of contract revenues in one year may represent an immaterial portion of contract revenues in subsequent years. The revenues associated with our Latin America geographic segment are generally derived from our work for Petróleos Mexicanos (Pemex), the Mexican national oil company. As such, the loss of this customer would have a material adverse effect on our Latin America geographic segment.

Concentration of Credit Risk
      Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We control our exposure to credit risk associated with these instruments by placing our financial interests with credit-worthy financial institutions and performing services for national oil companies, major and independent oil and gas companies, energy companies and their affiliates. The concentration of customers in the energy industry may impact our overall credit exposure, either positively or negatively, since these customers may be similarly affected by changes in economic or other conditions. As of December 31, 2005 and 2004, three and four customers, respectively, accounted for 75% and 77%, respectively, of total billed and unbilled receivables. No other single customer accounted for more than 10% of accounts receivable as of December 31, 2005 and 2004. See Note 2.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles of Consolidation
      The consolidated financial statements include the accounts of Horizon and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management must apply significant judgments in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States; management’s understanding of our business; expected rates of business and operational change; sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. Among the most subjective judgments employed in the preparation of these financial statements are estimates of expected costs to complete construction projects, the collectibility of contract receivables and claims, the fair value of salvage inventory, the depreciable lives of and future cash flows to be provided by our equipment and long-lived assets, the expected timing of the sale of assets, the amortization period of maintenance and repairs for dry-docking activity, estimates for the number and magnitude of self-insurance reserves needed for potential medical claims and Jones Act obligations, judgments regarding the outcomes of pending and potential litigation and certain judgments regarding the nature of income and expenditures for tax purposes. We review all significant estimates on a recurring basis and record the effect of any necessary adjustments prior to publication of our financial statements. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date.

Revenue Recognition
      Construction contract revenues are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the total estimated costs for each construction contract. This percentage is applied to the estimated revenue at completion to calculate revenues earned to date. We consider the percentage-of-completion method to be the best available measure of progress on these contracts. We follow the guidance of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, “Accounting for Performance of Construction — Type and Certain Production — Type Contracts,” for our accounting policy relating to the use of the percentage-of-completion method, estimated costs and claim recognition for construction contracts. Contract revenue reflects the original contract price adjusted for agreed upon change orders and unapproved claims. We recognize unapproved claims only when the collection is deemed probable and if the amount can be reasonably estimated for purposes of calculating total profit or loss on long-term contracts. We record revenue and the unbilled receivable for claims to the extent of costs incurred and to the extent we believe related collection is probable and include no profit on claims recorded. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset “Costs in excess of billings” represents costs and estimated earnings recognized as revenue in excess of amounts billed as determined on an individual contract basis. The liability “Billings in excess of costs” represents amounts billed in excess of costs and estimated earnings recognized as revenue on an individual contract basis.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For certain service contracts, revenues are recognized under SEC Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements,” and No. 104, “Revenue Recognition,” when all of the following criteria are met; persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price is fixed or determinable; and collectibility is reasonably assured.

Cost Recognition
      Cost of contract revenues includes all direct material and labor costs and certain indirect costs, which are allocated to contracts based on utilization, such as supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred.

Interest Expense and Capitalized Interest
      Included in interest expense for 2005 are charges related to cost of capital and other financing charges related to our outstanding debt; amortization of deferred loan fees over the term of the respective debt; amortization of debt discount related to our Subordinated Notes over their term; paid in-kind interest on our Subordinated Notes and 8% Subordinated Notes; accretion in the fair value of the Series B Preferred Stock, which was subject to mandatory redemption; recognition of the change in the fair value of the Series A Preferred Stock, prior to the Exchange Transaction; and amortization of the beneficial conversion feature of the Series B Preferred Stock. We recorded interest expense during the fourth quarter of 2005 of $40.0 million related to the amortization of debt discount for the beneficial conversion feature of the Series B Preferred Stock, upon the conversion of the Series B Preferred Stock on December 12, 2005. This transaction had no net effect on total stockholders’ equity, as the amortization of debt discount for the beneficial conversion feature to interest expense was offset by the conversion of the Series B Preferred Stock into common stock and additional paid-in capital. See Note 11.
      Interest is capitalized on the average amount of accumulated expenditures for equipment that is undergoing major modifications and refurbishment prior to being placed into service. Interest is capitalized using an effective rate based on related debt until the equipment is placed into service. There was no interest capitalized for 2005 and 2004. Interest expense for 2003 was net of $0.1 million of capitalized interest. Net interest expense was $67.6 million, $26.0 million and $9.5 million for 2005, 2004 and 2003, respectively.

Cash and Cash Equivalents
      Cash and cash equivalents include interest bearing demand deposits and highly liquid investments with original maturities of three months or less. As of December 31, 2005 and 2004, cash held in foreign bank accounts amounted to approximately $0.5 million and $7.4 million, respectively.

Accounts Receivable
      We have significant investments in billed and unbilled receivables as of December 31, 2005. Billed receivables represent amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestones. Unbilled receivables on fixed-price contracts, which are included in costs in excess of billings, arise as revenues are recognized under the percentage-of-completion method. Unbilled amounts on cost-reimbursement contracts represent recoverable costs and accrued profits not yet billed. Allowances for doubtful accounts and estimated nonrecoverable costs primarily provide for losses that may be sustained on unapproved change orders and claims. In estimating the allowance for doubtful accounts, we evaluate our contract receivables and costs in excess of billings and thoroughly review historical collection experience, the financial condition of our customers, billing disputes and other factors. When we ultimately conclude that a receivable is uncollectible, the balance is charged against the allowance for doubtful accounts.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      We negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses, while successful claims negotiations could result in increases in estimated contract profit or recovery of previously recorded contract losses. Significant losses on receivables would adversely affect our financial position, results of operations and our overall liquidity.
      During the second quarter of 2005, we reserved $1.7 million of the outstanding receivables for Williams Oil Gathering LLC (Williams) and wrote-off this receivable against the allowance for doubtful accounts when this claim was settled in the third quarter of 2005. See Note 2. We also wrote-off receivables of $5.7 million for Iroquois Gas Transmission LP (Iroquois) against the allowance for doubtful accounts related to the settlement of this claim in the first quarter of 2005. See also Note 2. There was no reserve for contract receivables provided during 2003, and no receivables were written-off against the allowance for doubtful accounts for the year ended December 31, 2003. A rollforward of the allowance for doubtful contract receivables is presented in the following table (in millions):

Balance, December 31, 2003	$—
Reserve for contract receivables	5.7
Write-off of receivables	( —)

Balance, December 31, 2004	5.7
Reserve for contract receivables	1.7
Write-off of receivables	(7.4)

Balance, December 31, 2005	$—

      As of December 31, 2005, the allowance for costs in excess of billings was $33.1 million. There were no reserves provided, and no amounts were written-off against the allowance for costs in excess of billings during 2005 and 2004. A rollforward of the allowance for doubtful costs in excess of billings for 2003 is presented in the following table (in millions):

Balance, December 31, 2002	$—
Reserve for costs in excess of billings	33.1
Write-off of receivables	( —)

Balance, December 31, 2003	$33.1

Other Assets
      Other assets consist principally of capitalized dry-dock costs, deferred loan fees and security deposits. See Note 4.
      Dry-dock costs are direct costs associated with scheduled major maintenance on our marine construction vessels. Costs incurred in connection with dry-dockings are capitalized and amortized over the five-year cycle to the next scheduled dry-docking. We incurred and capitalized dry-dock costs of $5.5 million, $11.9 million and $4.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. The dry-dock costs capitalized for the year ended December 31, 2005 relate primarily to the costs incurred from the special hull surveys performed on the Sea Horizon and the Pacific Horizon by the American Bureau of Shipping. The dry-dock costs capitalized for 2004 relate primarily to the vessels utilized to perform the work awarded under the Israel Electric Corporation (IEC) and Pemex contracts. Major maintenance on the Canyon Horizon prior to its mobilization to Israel, as well as regulatory dry-dockings for the American Horizon and the Pecos Horizon required by the U.S. Coast Guard and the American Bureau of Shipping, were completed during 2004. In 2004, we wrote-off $2.2 million of capitalized dry-dock costs related to the Gulf Horizon due to the

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
damage sustained from a fire in May 2004. We wrote-off $2.3 million of capitalized dry-dock costs during the fourth quarter of 2003 related to the impairment of three marine vessels under Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
      Loan fees paid in connection with new loan facilities are deferred and amortized over the term of the respective loans. The amortization of the deferred loan fees is recorded as interest expense in the accompanying consolidated statements of operations. In connection with closing the loans under the Senior Credit Facilities on March 31, 2005, we incurred and capitalized $3.0 million in closing fees. As of December 31, 2004, we had incurred and capitalized loan fees of $10.7 million in connection with the issuance of the Subordinated Notes in 2004. During the first quarter of 2005, we wrote-off $759,000 of the unamortized portion of deferred loan fees for the 18% Subordinated Notes related to the $3.5 million prepayment of those notes. Additionally, we wrote-off the remaining unamortized portion of deferred loan fees for the Subordinated Notes of approximately $5.5 million during the second quarter of 2005 following the exchange of approximately $85 million aggregate principal amount of these notes for equity in the Exchange Transaction. In 2004, we wrote-off $800,000 of the unamortized portion of deferred loan fees for the 18% Subordinated Notes related to the prepayment of these notes with the proceeds of $4.5 million collected from Pemex. See Note 8.
      Deposits consist of security deposits on office leases as of December 31, 2005 and 2004.

Inventory
      Inventory consists of production platforms and other marine structures received from time to time as partial consideration from salvage projects performed in the U.S. Gulf of Mexico and are held for resale. Our current inventory of platforms and structures was received in 2002. Net proceeds from the sales of inventory structures were $0.8 million and the gain recognized was $190,000 for the year ended December 31, 2005. There were no significant sales of inventory during the years 2004 and 2003. During the fourth quarter of 2005, we recorded a $0.7 million impairment charge to our remaining inventory of production platforms and other structures to reduce the value of this inventory to fair market (scrap) value. During the fourth quarter of 2004, we recorded a $6.4 million impairment charge to our inventory of production platforms and other structures since the carrying value of these assets exceeded their fair market value. For the years ended December 31, 2005, 2004 and 2003, there was no significant revenue recognized representing the non-cash values assigned to the structures received as partial consideration for performing salvage projects. The revenue for the inventory received is valued at amounts not in excess of the fair value of services provided. We assess the net realizable value of our inventory items at each balance sheet date. Inventory is classified as long-term due to the uncertain timing of its sale.

Restricted Cash
      Total restricted cash of $12.0 million represents $9.1 million cash used to secure a letter of credit under the IEC contract and $2.5 million cash used for bid bonds under two bids for work in Southeast Asia, plus interest received. Twenty-five percent, adjusted for increases in total contract value, of the amount required to secure the IEC letter of credit will be released after the satisfactory completion of the IEC project, which completion is estimated to be in the first quarter of 2006. Upon our satisfactory completion of warranty work, if any, or expiration of the 18-month warranty period without discovery of any defective work, the restriction on the remaining funds will be released 60 days after the end of the warranty period, or if there is a defect, twenty-four months after the completion of the warranty work. The amount expected to be released within twelve months has been classified as a current asset. Restricted cash is not considered as cash or cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment
      We use the units-of-production method to calculate depreciation on our major barges, vessels and related equipment to approximate the wear and tear of normal use. The useful lives of our major barges and vessels are 18 years. Major additions and improvements to barges, vessels and related equipment are capitalized and depreciated over the useful life of the vessel. Maintenance and repairs are expensed as incurred. When equipment is sold or otherwise disposed of, the cost of the equipment and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.
      Depreciation on our other fixed assets is provided using the straight-line method based on the following estimated useful lives:

Buildings	15 years
Machinery and equipment	8-15 years
Office furniture and equipment	3-5 years
Leasehold improvements	3-10 years
      Depreciation expense is included in the following expense accounts (in thousands):

	December 31,

	2005	2004	2003

Cost of contract revenues	$12,838	$12,444	$12,839
Selling, general and administrative expenses	1,246	1,464	1,380

	$14,084	$13,908	$14,219

      Depreciation expense calculated under the units-of-production method may be different than depreciation expense calculated under the straight-line method in any period. In the event we do not utilize each vessel to the extent estimated, the annual depreciation based on utilization of each vessel will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each vessel will not be less than 50% of cumulative straight-line depreciation. We periodically review the remaining useful lives of our vessels and revise the estimated lives over current and future periods. If we alternatively applied only a straight-line depreciation method, less depreciation expense would be recorded in periods of high vessel utilization and more depreciation expense would be recorded in periods of low vessel utilization.
      When events or changes in circumstances indicate that assets may be impaired, we review long-lived assets for impairment according to SFAS No. 144 and evaluate whether the carrying value of any such asset may not be recoverable. Changes in our business plans, a significant decrease in the market value of a long-lived asset, a change in the physical condition of a long-lived asset or the extent or manner in which it is being used, or a severe or sustained downturn in the oil and gas industry, among other factors are considered triggering events. The carrying value of each asset is compared to the estimated undiscounted future net cash flows for each asset or asset group. If the carrying value of any asset is more than the estimated undiscounted future net cash flows expected to result from the use of the asset, a write-down of the asset to estimated fair market value must be made. When quoted market prices are not available, fair value must be determined based upon other valuation techniques. This could include appraisals or present value calculations of estimated future cash flows. In the calculation of fair market value, including the discount rate used and the timing of the related cash flows, as well as undiscounted future net cash flows, we apply judgment in our estimates and projections, which could result in varying levels of impairment recognition.

Stock-Based Compensation
      Our stockholders approved the Horizon Offshore, Inc. 2005 Stock Incentive Plan (the 2005 Incentive Plan) at our 2005 annual meeting held on September 13, 2005. A total of 2.8 million shares of our common

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
stock are authorized to be issued through various types of incentives under the 2005 Incentive Plan. On September 15, 2005, we issued 1.1 million shares of restricted stock under the 2005 Incentive Plan to key members of our management team. On September 30, 2005, 0.3 million shares of restricted stock vested, and the remainder of the shares vest in equal annual installments on July 6, 2006, 2007 and 2008. We recorded $12.5 million of deferred compensation for these restricted stock awards based on a closing price of $11.50 on September 15, 2005. During 2005, we recorded compensation expense of $4.2 million relating to the vesting of the restricted stock. The amortization of deferred compensation is reflected in selling, general and administrative expenses in the accompanying consolidated statements of operations. See Note 11. No options have been granted under the 2005 Incentive plan, and going forward, no additional grants will be made under our other existing stock-based compensation plans.
      Pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123”, we have elected to account for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. All options granted to employees under our stock-based compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant, and no related stock-based employee compensation cost is reflected in the net loss for the years ended December 31, 2005 and 2004. During 2003, we recorded stock compensation expense totaling $212,000 for options granted, which immediately vested, to former directors to purchase 613 shares of common stock and for the remeasurement of options in connection with the resignation of a key employee. For stock-based compensation grants to non-employees, we recognize as compensation expense the fair market value of such grants as calculated pursuant to SFAS No. 123, amortized ratably over the lesser of the vesting period of the respective option or the individual’s expected service period. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R)), which mandates expense recognition for stock options and other types of equity-based compensation based on the fair value of the options at the grant date. We will begin to recognize compensation expense using the modified prospective method under SFAS No. 123(R) for stock options in the first quarter of 2006. We currently expect to recognize approximately $37,000 of compensation expense in 2006 for stock options issued and outstanding at December 31, 2005. The following table illustrates the effect on net loss and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share data).

	Year Ended December 31,

	2005	2004	2003

Net loss, as reported	$(71,056)	$(63,569)	$(72,504)
Add: Total stock-based compensation cost, net of related tax effects, included in net loss	—	—	212
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(286)	(987)	(2,648)

Pro forma net loss	$(71,342)	$(64,556)	$(74,940)

Earnings (loss) per share:
Basic and Diluted — as reported	$(16.09)	$(51.45)	$(68.58)

Basic and Diluted — pro forma	$(16.15)	$(52.25)	$(70.89)

      To determine pro forma information for the years ended December 31, 2004 and 2003 (there were no option grants during 2005) as if we had accounted for the employee stock options under the fair-value

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
method as defined by SFAS No. 123, we used the Black-Scholes method, assuming no dividends, as well as the weighted average assumptions included in the following table:

	2004	2003

Expected option life (in years)	7	7
Expected volatility	78.8%	76.1%
Risk-free interest rate	4.03%	3.51%

Federal Income Taxes
      We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax asset. The current provision for income tax is based upon the current tax laws and our interpretation of these laws, as well as the probable outcomes of any foreign or domestic tax audits. The value of our net deferred tax asset is dependent upon our estimates of the amount and category of future taxable income and is reduced by the amount of any tax benefits that are not expected to be realized. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting our financial position and results of operations. Certain past changes in ownership have limited our ability to realize portions of the loss carryforwards, and future changes in ownership may further limit the loss carryforwards.
      For the year ended December 31, 2005, we recorded a net reduction of $45.1 million to our valuation allowance related to the reduction of our deferred tax assets pursuant to the Section 382 limitation of the Internal Revenue Code disclosed below. For the years ended December 31, 2004 and 2003, we recorded a valuation allowance of $22.3 million and $23.1 million, respectively, for the net deferred tax assets that are not expected to be realized due to the uncertainty of future taxable income. Our valuation allowance as of December 31, 2005 is approximately $0.3 million.
      Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period), the corporation’s ability to use its pre-change of control net operating loss carryforwards against its post-change of control income may be limited. The Exchange Transaction caused us to undergo an ownership change under Section 382 of the Internal Revenue Code. As a result of this ownership change, the amount of our pre-change of control net operating losses that may be utilized to offset future taxable income is subject to an annual limitation. The limitation under Section 382 is defined as the product obtained by multiplying (i) the aggregate market value of our stock, as applicable, immediately prior to the ownership change (with certain adjustments) by (ii) the highest of the long-term tax exempt rate in effect for any month in the 3-calendar month period ending with the calendar month in which the change date occurs. If a corporation has a net unrealized built-in gain that exceeds a certain threshold, the Section 382 limitation for each of the first five years following the ownership change will be increased by the amount of any recognized built-in gains for the year. Following the Exchange Transaction, the utilization of our net operating loss carryforwards incurred prior to June 2005 is subject to an annual limitation of approximately $0.5 million. We estimate that the amount of pre-June 2005 net operating losses that we can utilize during the loss carryforward period expiring beginning in 2016 is limited to approximately $10 million under Section 382, supplemented by an additional $19.7 million of net unrealized built-in gains. We have reduced our gross deferred tax asset and valuation allowance to reflect the reduced amount of net operating losses available under this limitation.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
These limitations on our ability to utilize our net operating loss carryforwards could result in an increase in our federal income tax liability in future taxable periods, which could affect our after-tax cash flow.

Fair Value of Financial Instruments
      The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of those instruments.
      As of December 31, 2005, the carrying value of our debt, including $0.6 million accrued interest, was approximately $130.7 million. The fair value of our debt approximates the carrying value because the interest rates are based on floating rates identified by reference to market rates or because the interest rates charged are at rates at which we can currently borrow. Fair value was determined as noted above. A hypothetical 1% increase in the applicable interest rates as of December 31, 2005 would have increased annual interest expense by approximately $0.5 million.

Earnings Per Share
      Earnings per share data for all periods presented are computed pursuant to SFAS No. 128, “Earnings Per Share” that requires a presentation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock.

Other Comprehensive Loss
      We have no items representing other comprehensive losses under SFAS No. 130, “Reporting Comprehensive Income.”

Foreign Currency
      Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than our functional currency, the U.S. dollar. Gains and losses on those foreign currency transactions are included in other income (expense) for the period of exchange. Foreign currency transaction (losses) gains were $(26,000) in 2005, $85,000 in 2004 and $(115,000) in 2003.

Reclassifications
      Prior period amounts within the caption accounts receivable in the consolidated balance sheet as of December 31, 2004 have been reclassified to conform to the current period presentation. These reclassifications had no effect on net income (loss) or total stockholders’ equity.

Recent Accounting Pronouncements
      In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB No. 20 and FAS No. 3” (“SFAS No. 154”). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 is required to be adopted in fiscal years beginning after December 15, 2005. We expect that the adoption of SFAS No. 154 in fiscal 2006 will not have a significant impact on our financial position, results of operations or cash flow.

2.	CONTRACT RECEIVABLES AND COSTS IN EXCESS OF BILLINGS:
      Contract revenues are generally billed upon the completion of small contracts and are progress billed on larger contracts in accordance with contract terms and milestones. Costs in excess of billings solely represent costs incurred and estimated earnings not yet billed on jobs in progress.
      Billed contract receivables, net, consist of the following (in thousands):

	December 31,

	2005	2004

Completed contracts	$2,419	$31,148
Contracts in progress(1)	30,458	45,185
Retention	10,546	11,220
Less: Allowance for doubtful accounts	—	(5,692)

	$43,423	$81,861

(1)	Includes receivables under certain contracts in progress related to work pursuant to contracts performed on a day rate basis for which we have no further performance obligations through the date of the billing.
      Contracts in progress are as follows (in thousands):

	December 31,

	2005	2004

Costs incurred to date	$397,352	$428,630
Estimated earnings to date	81,828	71,401

	479,180	500,031
Less: Billings to date	(363,245)	(452,781)
Less: Allowance for doubtful costs in excess of billings	(33,092)	(33,092)

	$82,843	$14,158

Included in accompanying balance sheets under the following captions:
Costs in excess of billings, net	$90,229	$24,058
Billings in excess of costs	(7,386)	(9,900)

	$82,843	$14,158

      As of March 9, 2006, we have collected $32.6 million of the total $32.9 million outstanding contract receivables (excluding retention) at December 31, 2005. We have also billed approximately $48.0 million of the total $90.2 million outstanding costs in excess of billings at December 31, 2005. The significant amounts of unbilled receivables for contracts in progress at December 31, 2005, included in costs in excess of billings, primarily relate to our claims on the EPC 64 contract that we performed for Pemex in 2001 and 2002, two major projects that we are currently working on, and unbilled amounts for our work on the repair portion of

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the IEC project. The unbilled amounts for our projects are billed as we complete the contracts or as we meet contract milestones in accordance with contract terms.
      On July 7, 2005, we settled all claims related to the suit filed against Williams for breach of contract and wrongful withholding of amounts due to us for services provided on a pipeline project in 2003. Williams paid $4.8 million for all claims related to the suit and for the settlement of Williams’ portion of the insurance deductibles for Builder’s Risk insurance claims under the contract. We previously reported that our best estimate of the amount recoverable in connection with the lawsuit and the carrying amount reflected in our financial statements was $5.5 million for the breach of contract claim and $1.0 million for the Builder’s Risk insurance claims. We wrote-off the $1.7 million uncollectible claim during the third quarter of 2005.
      On March 14, 2005, we reached a settlement with Iroquois for all claims related to breach of contract and wrongful withholding of amounts due to us for services performed under our contract with Iroquois. We settled for $21.5 million in March 2005 and wrote-off $5.7 million of the uncollectible claim. In conjunction with this settlement, we also reached agreement with several of our large subcontractors on this project to reduce the amounts owed to them by $1.5 million. After providing for payments of $16.7 million to subcontractors, we netted $4.8 million.

3.	PROPERTY AND EQUIPMENT:
      Property and equipment consists of the following (in thousands):

	December 31,

	2005	2004

Barges, vessels and related equipment	$223,232	$222,036
Land and buildings	19,694	19,642
Machinery and equipment	245	245
Office furniture and equipment	6,509	6,232
Leasehold improvements	4,192	4,213

	253,872	252,368
Less-Accumulated depreciation	(67,456)	(53,564)

Property and equipment, net	$186,416	$198,804

      During the year ended December 31, 2005, we incurred $2.2 million of capital expenditures primarily related to the upgrades to the Sea Horizon to begin work on the West Africa Gas Pipeline Company project and additions to construction equipment.
      In 2004, we recorded impairment losses of $22.4 million on the Gulf Horizon, which caught fire while on tow from the U.S. Gulf of Mexico to Israel, and the Cajun Horizon which we removed from service. In 2003, we recorded a $21.3 million impairment charges on the value of the Phoenix Horizon, two diving support vessels, one small construction vessel, a cargo barge and related marine equipment due to lower expected utilization levels. These charges are reflected under impairment of property, equipment and intangibles in the accompanying statements of operations for the years ended December 31, 2004 and 2003. The difficult economic environment and depressed market for the marine construction industry throughout 2003 and in 2004 resulted in a decline in the utilization of our vessels, triggering the impairment of these vessels, the cargo barge and related marine equipment.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets Held For Sale
      During the year ended December 31, 2005, we sold our remaining assets held for sale, which included a pipelay barge, two diving support vessels and a derrick barge, for $6.4 million, and we recorded a $2.3 million impairment loss to reduce the carrying value of these assets to their fair value. One of these assets was sold to a related party. See Note 12. During 2004, we completed the sale of the cargo barge for net proceeds of approximately $0.7 million. We recorded impairment losses of a $3.3 million in 2004 to reduce the net carrying value of these assets to their fair value, less the estimated costs of sale. Proceeds from the sale of these vessels were used to repay outstanding indebtedness collateralized by these assets.

4.	DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:
      Other long-term assets consist of the following (in thousands):

	December 31,

	2005	2004

Capitalized dry-dock costs	$15,770	$17,007
Prepaid loan fees	2,408	8,548
Deposits	276	294
Other	1,219	1,011

	$19,673	$26,860

      Accrued liabilities consist of the following (in thousands):

	December 31,

	2005	2004

Payroll and other compensation	$3,327	$3,758
Other	3,290	5,423

	$6,617	$9,181

5.	NOTES PAYABLE:
      Notes payable consist of the following (dollars in thousands):

	December 31,

	2005	2004

Senior secured term loan A payable to Manchester Securities Corp. due in current monthly installments of $25, plus interest, maturing on March 31, 2007, collateralized by equity interests in our subsidiaries, cash securing the letter of credit under the IEC contract, accounts receivable, first or second mortgages on all vessels, second liens on marine facilities and Pemex claims and receivables. Interest payable 10% in cash and 5% payable in-kind monthly. Refinanced March 9, 2006, see Note 15	$24,178	$—
Senior secured term loan B payable to Manchester Securities Corp. due March 31, 2007, collateralized by a secondary claim in the collateral of term loan A. Interest payable 8% in cash and 2% payable in-kind monthly. Refinanced March 9, 2006, see Note 15	39,615	—

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2005	2004

Term loan payable to GE Capital Corporation of Tennessee (formerly with Boeing Capital Corporation) due in 84 monthly principal installments of $238, plus interest, maturing June 30, 2010, collateralized by a mortgage on the Sea Horizon. Interest at Libor plus 4.80% (8.82% and 6.81% at December 31, 2005 and 2004, respectively)	27,857	30,714
Term loan payable to CIT Group due in 84 monthly principal installments of $500, plus interest, maturing March 31, 2006, collateralized by mortgages on certain vessels. Interest at Libor plus 6.0% and 2.65%, respectively (10.12% and 4.75% at December 31, 2005 and 2004, respectively). Refinanced March 9, 2006, see Note 15	11,824	24,603
Term loan payable to GE Capital Corporation due in 120 monthly installments of $115, including interest, maturing January 1, 2012, collateralized by a mortgage on the Pecos Horizon. Interest at the one-month commercial paper rate plus 2.45% (6.29% and 4.46% at December 31, 2005 and 2004, respectively)	7,260	8,213
Term loan payable GE Capital Corporation (formerly with SouthTrust Bank) due in 60 monthly installments of $72, including interest, maturing August 31, 2006, collateralized by the Port Arthur marine base. Interest at SouthTrust Bank’s prime rate plus1/2% (7.75% and 5.75% at December 31, 2005 and 2004, respectively)	5,405	5,890
Term loan payable to Amegy Bank, N.A. (formerly Southwest Bank of Texas N.A.) (Amegy) due in 60 monthly principal installments of $15, plus interest, maturing November 1, 2006, collateralized by the Sabine Pass marine base. Interest at Amegy’s prime rate (7.25% and 5.25% at December 31, 2005 and 2004, respectively)	1,103	1,283
Other term debt	22	47
8% Subordinated Unsecured Notes due on March 31, 2010, interest payable in-kind quarterly	12,845	—
16% Subordinated Secured Notes net of discount, interest payable in-kind quarterly	—	64,411
18% Subordinated Secured Notes net of discount, interest payable in-kind quarterly	—	24,556
Revolving credit facility to Southwest Bank of Texas N.A. (interest was 7.00% at December 31, 2004)	—	21,000
Revolving credit facility to Southwest Bank of Texas N.A. (interest was 7.25% at December 31, 2004)	—	6,300
Revolving credit facility to CIT Group (interest was 5.54% at December 31, 2004)	—	25,573

Total debt, net of discount	$130,109	$212,590

Current maturities of long-term debt	$26,130	$42,243

Long-term debt, net of current maturities	$27,340	$81,379

Related party term debt	$63,794	$—

Subordinated notes, net of discount	$12,845	$88,968

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan Facilities
      At December 31, 2005, we had approximately $130.1 million of total outstanding debt, including outstanding borrowings of $63.8 million under our Senior Credit Facilities classified as related party term debt, including paid in-kind interest, $11.8 million on our CIT Group term loan, $41.7 million on six other term-debt facilities and $12.8 million on our Subordinated Notes, including paid in-kind interest. The outstanding debt at December 31, 2005 represents an approximate decrease of $102.7 million from the outstanding face amount of debt at December 31, 2004. This decrease in debt is primarily due to the exchange of approximately $85 million aggregate principal amount of Subordinated Notes for equity and the repayment in February 2005 of our revolving credit facilities with Southwest Bank of Texas, N.A., offset by the net proceeds received from the Senior Credit Facilities. At December 31, 2005, $26.1 million of our debt is classified as current because it matures within the next twelve months or the asset securing the indebtedness is classified as current. We have reflected debt maturing in 2006 that was refinanced in March 2006 as noncurrent at December 31, 2005. See Note 15. Interest rates vary from the one-month commercial paper rate plus 2.45% to 15%, and our average interest rate at December 31, 2005 was 10.2%. Our term-debt borrowings require approximately $2.3 million in total monthly principal payments after giving consideration to the financing transactions in February and March 2006 described in Note 15.
      On March 31, 2005, we closed two loans under the Senior Credit Facilities of $30 million and $40 million, respectively, to refinance a portion of our debt maturing in 2005 and provide additional financing to meet our working capital needs. We received proceeds of $44.2 million in this financing transaction, net of $25.8 million, including accrued interest of $0.2 million, used to repay all outstanding amounts under our CIT Group revolving credit facility. The net proceeds were used to make a $2.0 million prepayment on our CIT Group term loan, pay $3.0 million of closing costs and fees, provide working capital to support operations and other general corporate purposes.
      On March 9, 2006, we repaid the outstanding amounts under the Senior Credit Facilities maturing in March 2007 as well as the outstanding amounts under our CIT Group term loan maturing in March 2006 with the financing transaction described in Note 15.
      We completed the Exchange Transaction on June 10, 2005 pursuant to which we exchanged debt for equity with all the holders of our Subordinated Notes. We issued 2,400,001 shares of our common stock and one million shares of Series B Preferred Stock to the holders of our Subordinated Notes in exchange for approximately $85 million of the approximately $110 million aggregate principal amount of outstanding Subordinated Notes at June 10, 2005 and all of the 1,400 outstanding shares of our Series A Preferred Stock. These securities were also issued in consideration of (i) all of the holders of our Subordinated Notes consenting to the $70 million Senior Credit Facilities and release of the collateral securing the Subordinated Notes, (ii) amending the terms of the $25 million aggregate principal amount of Subordinated Notes that remained outstanding after the consummation of the Exchange Transaction and, (iii) if applicable, participating in the $70 million Senior Credit Facilities as a lender.
      The $25 million of 8% Subordinated Notes that remained outstanding after the Exchange Transaction accrue interest annually at 8% payable in-kind and mature on March 31, 2010. During December 2005, we exchanged $13.2 million, including accrued and unpaid interest, of our 8% Subordinated Notes in transactions that resulted in the issuance of 1,395,272 shares of our common stock. The 8% Subordinated Notes are subordinate and junior to our existing senior secured debt in all respects. We have classified all of our 8% Subordinated Notes as long-term debt at December 31, 2005 because the 8% Subordinated Notes mature on March 31, 2010 and their holders released all of the collateral securing the 8% Subordinated Notes in the Exchange Transaction.
      All of our assets are pledged as collateral to secure our indebtedness. Our loans are collateralized by mortgages on all of our vessels and property and by accounts receivable and claims. Our loans contain

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
customary default and cross-default provisions and covenants that restrict our ability to create additional liens, incur additional indebtedness, enter into affiliate transactions, dispose of assets, make any investments and pay dividends without lender consent. Our loans also require us to maintain financial ratios at quarterly determination dates. At December 31, 2005, we were in compliance with all the financial covenants required by our loan and credit facilities.
      In the event that we do not meet our financial covenants and we are unsuccessful in obtaining waivers of non-compliance, our lenders would have the right to accelerate our debt with them, and cross-default provisions could result in the acceleration of all of our indebtedness. If this occurs, we would have to consider alternatives to settle our existing liabilities with our limited resources.
      Maturities of long-term debt and the Subordinated Notes for each of the years ending December 31 are as follows (in thousands):

2006	$26,130
2007	10,689
2008	11,129
2009	11,199
2010	38,285
Thereafter	32,677

$130,109

6.	INCOME TAXES:
      Total tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 consists of (in thousands):

	Year Ended December 31,

	2005	2004	2003

Current
State	$24	$10	$165
U.S. Federal	—	(784)	—
Foreign	3,022	2,877	1,308

Total current	3,046	2,103	1,473

Deferred
U.S. Federal	—	—	(9,072)

Total deferred	—	—	(9,072)

	$3,046	$2,103	$(7,599)

      The source of income (loss) before income tax expense (benefit) is as follows (in thousands):

	Year Ended December 31,

	2005	2004	2003

United States	$(66,000)	$(60,465)	$(83,770)
Foreign	(2,010)	(1,001)	3,667

	$(68,010)	$(61,466)	$(80,103)

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 differs from the amount computed by applying the U.S. statutory federal income tax rate of 34 percent to consolidated income before income taxes as follows (dollars in thousands):

	Year Ended December 31,

	2005		2004		2003

Expense (benefit) computed at federal statutory rate	$(23,123)	(34.0)%	$(20,898)	(34.0)%	$(27,235)	(34.0)%
Increase (decrease) in provision from:
State income tax net of federal benefit	16	0.0	1	0.0	109	0.1
Foreign taxes	3,706	5.4	3,217	5.2	(275)	(0.3)
Foreign income inclusion/(exclusion)	211	0.3	(2,071)	(3.4)	(40)	(0.0)
Nondeductible expenses	212	0.3	417	0.7	114	0.1
Research and development credit	—	—	(486)	(0.8)	(3,421)	(4.3)
Alternative minimum tax credit refund	—	—	(784)	(1.2)	—	—
Book/tax difference on debt for equity exchange	1,675	2.5	—	—	—	—
Other	297	0.4	378	0.6	—	—
Write-off of deferred tax assets	65,201	95.9	—	—	—	—
Change in deferred tax asset valuation allowance	(45,149)	(66.3)	22,329	36.3	23,149	28.9

	$3,046	4.5%	$2,103	3.4%	$(7,599)	(9.5)%

      The difference in the effective tax rate and the statutory tax rate for 2005 is primarily due to the write-off of certain deferred tax assets pursuant to the Section 382 limitation of the Internal Revenue Code based on our change of control from the Exchange Transaction. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of the temporary differences that give rise to the significant portions of the deferred tax assets and liabilities are presented below (in thousands):

	December 31,

	2005	2004

Assets —
Net operating loss carryforwards	$23,549	$59,781
Gain on asset sales	—	967
Accrued expense not currently deductible	980	1,494
Contributions carryover	69	64
Research and development credit	—	3,907
Allowance for doubtful accounts	11,251	13,187
Alternative minimum tax carryforwards	133	133
Foreign tax credit	1,495	—
Other	1,097	460

Total gross deferred tax assets	38,574	79,993
Liabilities —
Book/tax depreciation difference	38,245	34,515

Net deferred tax assets	329	45,478
Valuation allowance	(329)	(45,478)

	$—	$—

      For the year ended December 31, 2005, we recorded a net reduction of $45.1 million to our valuation allowance related to the reduction of our deferred tax assets pursuant to the Section 382 limitation of the Internal Revenue Code discussed below. For the years ended December 31, 2004 and 2003, we recorded a valuation allowance of $22.3 million and $23.1 million, respectively, for the net deferred tax assets that are not expected to be realized due to the uncertainty of future taxable income. Our valuation allowance as of December 31, 2005 is approximately $0.3 million.
      Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period), the corporation’s ability to use its pre-change of control net operating loss carryforwards against its post-change of control income may be limited. The Exchange Transaction caused us to undergo an ownership change under Section 382 of the Internal Revenue Code. As a result of this ownership change, the amount of our pre-change of control net operating losses that may be utilized to offset future taxable income is subject to an annual limitation. The limitation under Section 382 is defined as the product obtained by multiplying (i) the aggregate market value of our stock, as applicable, immediately prior to the ownership change (with certain adjustments) by (ii) the highest of the long-term tax exempt rate in effect for any month in the 3-calendar month period ending with the calendar month in which the change date occurs. If a corporation has a net unrealized built-in gain that exceeds a certain threshold, the Section 382 limitation for each of the first five years following the ownership change will be increased by the amount of any recognized built-in gains for the year. Following the Exchange Transaction, the utilization of our net operating loss carryforwards incurred prior to June 2005 is subject to an annual limitation of approximately $0.5 million. We estimate that the amount of pre-June 2005 net operating losses that we can utilize during the loss carryforward period expiring beginning in 2016 is limited to approximately $10 million under Section 382, supplemented by an additional $19.7 million of net unrealized built-in gains. We have reduced our gross deferred tax asset and valuation allowance to reflect the reduced amount of net operating losses available under this limitation.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
These limitations on our ability to utilize our net operating loss carryforwards could result in an increase in our federal income tax liability in future taxable periods, which could affect our after-tax cash flow.

7.	COMMITMENTS AND CONTINGENCIES:

Contractual Disputes and Litigation
      In July 2003, we formally submitted total claims to Pemex of approximately $78 million that included unapproved claims for extra work related to interferences, interruptions and other delays, as well as claims for additional scope of work performed. During 2003, we reserved $33.1 million related to our previously recorded outstanding unapproved claims against Pemex. Since that time, our negotiations with Pemex have resulted in us settling the non-weather claims for $9.1 million. We submitted the Pemex EPC 64 claims related to interruptions due to adverse weather conditions to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce in April 2005. The arbitration process is at an early stage, and we intend to vigorously pursue our claims. A trial date has been scheduled for March 27, 2006. As of December 31, 2005, the carrying value of this claim included in costs in excess of billings totaled $18.5 million, net of a $33.1 million allowance for doubtful costs in excess of billings.
      On May 18, 2004, our pipelay barge, the Gulf Horizon, caught fire while on tow from the U.S. Gulf of Mexico to Israel to perform the IEC project. In August 2004, the underwriters on the policy for marine hull insurance purchased to cover physical damage to the Gulf Horizon during the tow filed an action for declaratory judgment in the English High Court seeking a declaration that the policy is void from its inception due to a misrepresentation of the risk. The underwriters also added a claim that the barge was unseaworthy at the inception of coverage. We counter-claimed for the total policy limits of $28 million, plus legal and labor expenses. We are currently in the process of preparing and exchanging evidence of experts and witnesses. A trial date has been set for June 26, 2006. Management intends to vigorously pursue its claims against the marine hull insurance underwriters.
      We are involved in various routine legal proceedings primarily involving claims for personal injury under the Jones Act and general maritime laws, which we believe are incidental to the conduct of our business. We believe that none of these proceedings, if adversely determined, would have a material adverse effect on our business or financial condition.

Leases
      We lease office space at various locations under operating leases that expire through 2008, and we have other operating leases expiring thereafter. Our operating leases for our corporate office are subject to increases for variable operating expenses. Rental expense was $4.1 million for 2005 (including $0.5 million related to lease exit costs, see below), $3.4 million for 2004 and $3.1 million for 2003. Future minimum non-cancelable lease commitments under these agreements for the years ending December 31 are as follows (in thousands):

2006	$2,729
2007	2,471
2008	2,268
2009	136
2010	136
Thereafter	96

$7,836

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2005, we committed to an exit plan to vacate approximately 21,000 square feet of space at our corporate headquarters. We finalized a sublease for 21,000 square feet in November 2005 expiring in 2008. We recorded a $0.5 million charge for lease exit costs that is reflected under selling, general and administrative expenses in the accompanying statements of operations for the year ended December 31, 2005. This charge represents an accrual for our continued liability under our lease, net of sublease income. We will receive approximately $317,000 of annual sublease income for 2006, 2007 and 2008.

Insurance
      We participate in a retrospectively rated insurance agreement. In our opinion, we have adequately accrued for all material liabilities arising from these agreements based upon the total incremental amount that would be paid based upon the with-and-without calculation assuming experience to date and assuming termination.

Employment Agreements
      We have entered into employment agreements with four executive officers that expire in 2008. We currently do not have any key-man life insurance with respect to our executive officers.

8.	LOSS ON EXTINGUISHMENT OF DEBT:
      We recognized losses on debt extinguishment, included in the accompanying consolidated statements of operations, for the years ended December 31, 2005, 2004 and 2003 related to the write-off of unamortized deferred loan fees and debt discount and prepayment penalties as follows (dollars in thousands):

	Year Ended December 31,

	2005	2004	2003

Exchange Transaction
Deferred loan fees	$5,475	$—	$—
Debt discount	16,400	—	—

	21,875	—	—

Prepayments on 18% Subordinated Notes
Deferred loan fees	759	800	—
Debt discount	504	754	—

	1,263	1,554	—

Early payment of related party debt
Deferred loan fees	—	165	—

Early payment of debt due to the refinancing of the Sea Horizon Prepayment penalty	—	—	569
Deferred loan fees	—	—	299

	—	—	868

	$23,138	$1,719	$868

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	SEVERANCE CHARGES:
      We incurred severance charges for the year ended December 31, 2005 of $443,000 related to the severance benefits under our employment agreement with a former executive officer and director. During 2003 and 2004, we incurred severance charges related to the severance benefits under employment agreements with former senior employees, including a former president and chief executive officer. A rollforward of the severance liability included in accrued liabilities for the year ended December 31, 2005 is presented in the table that follows (in thousands).

Balance, December 31, 2002	$—
Severance expense	382
Payments	(151)

Balance, December 31, 2003	231
Severance expense	2,266
Payments	(168)
Adjustments	(131)

Balance, December 31, 2004	2,198
Severance expense	443
Payments	(2,534)
Adjustments	—

Balance, December 31, 2005	$107

10.	EMPLOYEE BENEFIT PLAN:
      We have a 401(k) Plan for all eligible employees and we make matching contributions to the plan, at the discretion of management. We contributed $98,000, $418,000 and $428,000 of common stock to the plan for matching contributions during 2005, 2004 and 2003, respectively. In addition, we made $300,000 in cash matching contributions to the plan in 2005, and we intend to continue to make future contributions with cash.
      Participants become vested in the matching contribution based on years of service with us in accordance with the following schedule:

Years of Vested Service	Vested Percentage

Less than 2	0%
2	20
3	40
4	60
5	80
6	100
      The Plan provides for a participant to be fully vested upon death, permanent disability or the employee’s normal retirement date.

11.	STOCKHOLDERS’ EQUITY:

Authorized Shares
      At our 2005 annual meeting held on September 13, 2005, our stockholders approved an amendment to our certificate of incorporation to increase the number of authorized shares of common stock from

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
100,000,000 to 1,500,000,000 (all of which have voting rights). We filed this amendment with the Secretary of State of Delaware on September 15, 2005.

Par Value
      At our 2005 annual meeting held on September 13, 2005, our stockholders approved an amendment to our certificate of incorporation to reduce the par value of each share of our common and preferred stock from $1.00 per share to $0.001 per share. We filed this amendment with the Secretary of State of Delaware on September 15, 2005. On October 26, 2005, in accordance with the stockholder approval requirements under Delaware law and our amended and restated certificate of incorporation, and after prior approval by our board of directors, stockholders holding an aggregate of 58.2% of the outstanding shares of our common stock approved, by written consent in lieu of a meeting, an amendment to our certificate of incorporation to reduce the par value of our common stock and preferred stock from $0.001 per share to $0.00001 per share. In connection with the execution of this written consent, we filed an information statement on Schedule 14C with the SEC in the manner required by Rule 14c-2(b) under the Securities Exchange Act of 1934, informing our stockholders of this approval. The information statement was mailed on our about November 14, 2005 to stockholders of record as of the close of business on October 26, 2005. The certificate of amendment to our amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on December 12, 2005. During 2005, we adjusted our stockholders’ equity accounts by reducing our stated capital and increasing our additional paid-in capital by approximately $81.9 million to reflect the reduction in par value.

Earnings Per Share
      The following table presents information necessary to calculate earnings per share for the years ended December 31, 2005, 2004 and 2003 (in thousands, except per share amounts):

	2005	2004	2003

Net loss	$(71,056)	$(63,569)	$(72,504)
Average common shares outstanding	4,417	1,236	1,057

Basic earnings (loss) per share	$(16.09)	$(51.45)	$(68.58)

Average common and dilutive potential common shares outstanding:
Average common shares outstanding	4,417	1,236	1,057
Assumed exercise of stock options	—	—	—
	—	—	—

	4,417	1,236	1,057

Diluted earnings (loss) per share	$(16.09)	$(51.45)	$(68.58)

      Earnings per share data for all periods presented have been computed pursuant to SFAS No. 128, “Earnings Per Share” that requires a presentation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. As of December 31, 2005, we had outstanding options covering an aggregate of 85,024 shares of common stock, of which 78,303 shares were exercisable. Restricted stock grants are legally considered issued and outstanding, but are included in both basic and diluted EPS only to the extent they are vested. Nonvested shares are included in the computation of diluted EPS using the

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
treasury stock method. Excluded from the computation of diluted EPS for the year ended December 31, 2005 are 815,210 shares of unvested restricted stock, as they would be anti-dilutive. Excluded from the computation of diluted EPS for the year ended December 31, 2005 are options to purchase 85,024 shares of common stock at a weighted average price of $183.50 per share, as they would be anti-dilutive. Excluded from the computation of diluted EPS for the year ended December 31, 2004 and 2003 are options to purchase 130,449 and 136,907 shares of common stock at a weighted average price of $176.00 and $183.50 per share, respectively, as they would be anti-dilutive.

Restricted Stock
      On September 15, 2005, we issued 1,086,943 shares of restricted stock under our 2005 Incentive Plan to key members of our management team. The shares vest in four equal installments on September 30, 2005 and July 6, 2006, 2007 and 2008. We recorded deferred compensation of $12.5 million as a reduction to stockholders’ equity for this restricted stock grant based on a closing price of $11.50 on the date of grant. On September 30, 2005, 271,736 shares of restricted stock vested, and we amortized $4.2 million of deferred compensation expense, which is reflected in selling, general and administrative expenses in the accompanying consolidated statements of operations. In accordance with the restricted stock agreements, we withheld and retired 71,874 of the vested shares to satisfy the employees’ related tax withholding obligations that we remitted to the taxing authorities. The amount of withholding on September 30, 2005 was determined on the basis of a discounted value of $7.25 per share and applicable federal withholding tax rates.

Warrants
      In connection with the issuance of the 16% Subordinated Notes in March 2004, we issued to the holders of such notes warrants to purchase an aggregate of 211,332 shares of our common stock for an exercise price of $25.00 per share, expiring March 11, 2009. Holders paid the initial exercise price of $24.75 per share upon issuance of the warrants, and the remaining $0.25 of the per share exercise price was paid upon purchase of the shares. All of these warrants were exercised as of December 31, 2004. The 16% Subordinated Notes were initially recorded net of a discount totaling approximately $17.3 million, which represents the amount allocable to the warrants based on fair value.

Exchange of Debt for Equity
      On June 10, 2005, we completed the Exchange Transaction that we entered into with the holders of all of our Subordinated Notes. We issued 2,400,001 shares of our common stock and one million shares of Series B Preferred Stock to the holders of our Subordinated Notes in exchange for approximately $85 million of the outstanding Subordinated Notes and all of the 1,400 outstanding shares of our Series A Preferred Stock. During the fourth quarter of 2005, all of the shares of Series B Preferred Stock were exchanged for or converted into a total of 22,165,574 shares of our common stock in accordance with the certificate of designation governing the preferences and rights of this security.
      In December 2005, we exchanged $8.0 million in aggregate principal amount (including accrued and unpaid interest) of 8% Subordinated Notes for non-interest bearing convertible notes that were converted into 842,105 shares of our common stock at $9.50 per share prior to December 31, 2005. On December 23, 2005, we exchanged an additional $5.2 million aggregate principal amount (including accrued and unpaid interest) of our 8% Subordinated Notes, for 553,167 shares of our common stock.
      We filed registration statements during the fourth quarter of 2005 and the first quarter of 2006 covering the resale of the shares of common stock issued in the above transactions. See Note 1.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mandatorily Redeemable Preferred Stock
      In connection with the issuance of an additional $9.625 million of 18% Subordinated Notes on November 4, 2004, we issued to the purchasers of such notes 1,400 shares of Series A Preferred Stock, for $1.00 per share. Pursuant to SFAS No. 150, we were required to classify the outstanding shares of Series A Preferred Stock as a liability at December 31, 2004 due to their mandatory redemption feature. Because the amount to be paid upon redemption varied and was based on conditions that were not determinable, the Series A Preferred Stock was subsequently measured at the amount of cash that would be paid under the specified conditions as if redemption occurred at each reporting date. The fair value of the Series A Preferred Stock was $0.4 million and was reflected as a long-term liability in our consolidated balance sheet as of December 31, 2004. During 2004, we recognized a $1.6 million decrease in fair value of this liability, which reduced interest expense, and through June 2005 we recognized a $0.9 million increase in the fair value of this liability, which increased interest expense. The 1,400 shares of Series A Preferred Stock were canceled after they were exchanged in the Exchange Transaction on June 10, 2005.
      The Series B Preferred Stock issued in the Exchange Transaction described in Note 1 had a mandatory redemption feature prior to its conversion into 22,165,574 shares of common stock during the fourth quarter of 2005. In accordance with EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), we determined that the Series B Preferred Stock issued on June 10, 2005 contained a beneficial conversion feature. Based on the effective conversion price (the conversion price of the Series B Preferred Stock into common, and the fair value of the common stock at the date of issue) of the Series B Preferred Stock of $40.00 per share and the market value of our common stock of $7.50 per share at June 10, 2005, the intrinsic value was calculated to be $95.6 million; however, in accordance with EITF No. 00-27, the amount of the debt discount allocated to the beneficial conversion feature is limited to the amount of proceeds allocated to the instrument. The beneficial conversion feature resulted in a debt discount of the Series B Preferred Stock of $40.0 million at June 10, 2005. Accordingly, we recognized $40.0 million as additional paid-in-capital to account for the deemed debt discount on the Series B Preferred Stock as of the issuance date on June 10, 2005. During the fourth quarter of 2005, we amortized the $40.0 million of debt discount to interest expense. This mandatory conversion was contingent upon us filing amendments to our amended and restated certificate of incorporation to increase our authorized shares of common stock to 1.5 billion shares and to further reduce the par value of our common stock to $0.00001 per share in December 2005.

Private Placement of Common Stock
      On December 19, 2005, we issued 2,106,000 shares of our common stock to several accredited investors at $9.50 per share resulting in net proceeds of $18.8 million after deducting commissions and other expenses of $1.2 million. The net proceeds will be used for working capital and general corporate purposes. We filed a registration statement in February 2006 covering the resale of the shares of common stock issued in the Private Placement. See Note 1.

Stockholders’ Rights Plan
      On September 13, 2005, we entered into Amendment No. 2 to the Rights Agreement, dated January 11, 2002, with Mellon Investor Services, LLC, as rights agent, to amend the definition of “Final Expiration Date” so that the rights governed by the Rights Agreement expired on September 30, 2005.

Stock Options
      At our 2005 annual meeting, our stockholders approved the 2005 Incentive Plan. A total of 2.8 million shares of our common stock are authorized to be issued under the 2005 Incentive Plan, which will remain in effect until all awards granted under the 2005 Incentive Plan have been satisfied, through the grant of various

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
types of incentives. In September 2005, 1,086,943 shares of restricted stock were granted to key members of our management team under the 2005 Incentive Plan. The 2005 Incentive Plan provides for the granting of stock options to directors, executive officers, other employees and certain non-employee consultants. There have been no options granted under the 2005 Incentive Plan. The terms of the option awards (including vesting schedules) are established by the compensation committee of the board of directors, but generally vest ratably over three years and unexercised options expire ten years from the date of issue. At December 31, 2005, we had 1,713,057 shares of common stock remaining to be issued in aggregate under the 2005 Incentive Plan. No additional grants will be made under our other existing stock-based compensation plans, which have the same characteristics as the 2005 Incentive Plan.
      The following table summarizes activity under our stock option plans for the years ended December 31, 2005, 2004 and 2003:

		Weighted
	Shares	Average Price

Outstanding at December 31, 2002	108,729	$214.75
Granted	35,426	$89.50
Forfeited	(7,248)	$194.25

Outstanding at December 31, 2003	136,907	$183.50
Granted	4,600	$37.75
Forfeited	(11,058)	$210.50

Outstanding at December 31, 2004	130,449	$176.00
Forfeited	(45,425)	$161.75

Outstanding at December 31, 2005	85,024	$183.50

      The following table summarizes information on stock options outstanding and exercisable as of December 31, 2005, pursuant to the plans:

	Options Outstanding
				Options Exercisable
		Weighted Average
	Shares	Remaining	Weighted Average	Shares	Weighted Average
Range of Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$395.00 to $582.00	4,356	5.14	$464.25	4,356	$464.25
$207.50 to $394.75	17,400	2.79	$316.00	17,400	$316.00
$107.50 to $207.25	40,994	5.15	$154.75	40,634	$155.00
$61.75 to $107.25	19,474	7.26	$86.25	13,113	$86.00
$20.00 to $61.50	2,800	8.58	$20.00	2,800	$20.00

$20.00 to $582.00	85,024	5.26	$183.50	78,303	$191.75

      In December 2004, the FASB issued SFAS No. 123(R), which mandates expense recognition for stock options and other types of equity-based compensation based on the fair value of the options at the grant date. We will begin to recognize compensation expense using the modified prospective method under SFAS No. 123(R) for stock options in the first quarter of 2006. We currently expect to recognize approximately $37,000 of compensation expense in 2006 for stock options issued and outstanding at December 31, 2005.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury Stock
      Treasury stock is stated at the average cost basis. As of December 31, 2005, treasury stock consisted of 10,031 shares at a cost of $1.6 million, following the issuance of 5,828 shares for the Company’s 401(k) matching contributions in the quarter ended March 31, 2005. Subsequent to March 31, 2005, there were no shares issued for the Company’s 401(k) matching contributions. We are prohibited from issuing treasury stock for the matching contributions, without consents, and are currently making cash matching contributions.

12.	RELATED PARTY TRANSACTIONS:
      In August 1998, we entered into a master services agreement with Odyssea Marine, Inc. (Odyssea), an entity wholly-owned by Elliott Associates, L.P. and Elliott International L.P. (collectively, the Elliott Companies), to charter certain marine vessels from Odyssea. The Elliott Companies and an affiliate, Manchester Securities Corp., are collectively our largest stockholder. As of December 31, 2005, we owed Odyssea $5.9 million for charter services compared to $3.5 million at December 31, 2004. Odyssea billed Horizon and Horizon paid Odyssea for services rendered under the agreement as follows (in millions).

	2005	2004	2003

Amount billed to Horizon	$15.3	$10.3	$17.1
Amount paid to Odyssea	$12.9	$7.9	$20.2
      During the fourth quarter of 2005, we sold a diving support vessel that was held for sale to Odyssea for $1.5 million. We recognized an impairment loss of $0.8 million during the third quarter on this asset held for sale. See Note 3.
      On March 31, 2005, we closed the loans under the Senior Credit Facilities of $30 million and $40 million, respectively, with Manchester Securities Corp., an affiliate of Elliott Associates, L.P. and under common management with Elliott International, L.P., and other holders or affiliates of holders of our Subordinated Notes and beneficial owners of our common stock. On March 9, 2006, we entered into a loan agreement with the CIT Group and used a portion of the proceeds from this term loan to repay the outstanding amounts under the Senior Credit Facilities.
      We issued an aggregate of 2,400,001 shares of our common stock and an aggregate of one million shares of Series B Preferred Stock in the Exchange Transaction in June 2005. During the fourth quarter of 2005, 22,165,574 shares of our common stock were issued to holders of our Subordinated Notes upon the conversion or earlier exchange of our Series B Preferred Stock. During December 2005, we exchanged approximately $13.2 million, including accrued and unpaid interest, of our Subordinated Notes in transactions that resulted in the issuance of 1,395,272 shares of our common stock to these holders. The total shares of common stock held by Elliott Companies and Manchester Securities Corp. (collectively, the Elliott Entities), Lloyd I. Miller and his affiliates (collectively, Miller), Falcon Mezzanine Partners, LP (Falcon), B. Riley & Co., Inc. and its affiliates (collectively, Riley) and Highland Crusader Offshore Partners (Highland), each of

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
which were at least 5% beneficial owners of our common stock on December 31, 2005, and other holders are as follows:

		% of
		Outstanding
		Common Stock
	Total Shares of	on December 31,
	Common Stock	2005

Elliott Entities	10,006,119	32.9%
Miller	5,352,877	17.6%
Falcon	3,200,575	10.5%
Riley	2,612,608	8.6%
Highland	2,243,327	7.4%
Other Subordinated Note holders	2,545,340	8.4%

	25,960,846	85.5%

      We filed separate registration statements during the fourth quarter of 2005 and the first quarter of 2006 covering the resale of the shares of common stock issued in the above transactions. See Note 1.
      If these stockholders act together, they are in a position to control the election of our directors and to control or exercise substantial influence over the outcome of any matter requiring a stockholder vote.
      The remaining $12.8 million of outstanding 8% Subordinated Notes, including paid in-kind interest, as of December 31, 2005 are held by the Elliott Entities, Falcon, and Miller, each of which were at least 5% beneficial owners of our common stock on December 31, 2005, as follows (in millions):

Amount

Elliott Entities	$4.6
Miller	3.4
Falcon	4.8

$12.8

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	GEOGRAPHIC INFORMATION:
      Horizon operates in a single industry segment, the marine construction services industry. Geographic information relating to Horizon’s operations follows (in millions):

	Year Ended December 31,

	2005	2004	2003

Revenues:
Domestic	$180.2	$73.0	$201.7
Latin America	33.3	58.2	3.9
West Africa	76.8	17.4	16.2
Southeast Asia/ Mediterranean	34.7	105.6	48.1
Other	—	—	0.4

Total	$325.0	$254.2	$270.3

Gross Profit(1):
Domestic	$49.0	$(6.6)	$0.8
Latin America	0.4	11.5	(0.7)
West Africa	7.9	0.9	(1.4)
Southeast Asia/ Mediterranean	(0.5)	22.0	8.1
Other	—	—	(0.3)

Total	$56.8	$27.8	$6.5

	As of December 31,

	2005	2004

Long-lived assets(2):
Domestic	$109.6	$119.9
Latin America	0.1	0.1
West Africa	58.2	18.8
Southeast Asia/ Mediterranean	18.5	60.0

Total	$186.4	$198.8

(1)	Gross profit for each geographic segment includes costs incurred related to idle and stacked equipment.

(2)	Property and equipment includes vessels, property and related marine equipment. Amounts reflect the location of the assets at December 31, 2005 and 2004. Equipment location changes as necessary to meet working requirements. Other identifiable assets include inventory and other long-term assets, and are primarily located in the domestic region.

14.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):
      The marine construction industry in the U.S. Gulf of Mexico and offshore Mexico is seasonal, with contracts being awarded in the spring and early summer and the work being performed before the onset of adverse winter weather conditions. Seasonality and adverse weather conditions historically have resulted in lower revenues in the fourth and first quarters. We have attempted to offset the seasonality of our core operations in the U.S. Gulf of Mexico and Mexico by expanding our operations to international areas offshore Southeast Asia, West Africa and the Mediterranean. Work in international shallow water areas offshore

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Southeast Asia and in the Mediterranean is less cyclical and is not impacted seasonally to the degree the U.S. Gulf of Mexico and offshore Mexico is impacted. The West Africa work season helps to offset the decreased demand during the winter months in the U.S. Gulf of Mexico. Full year results are not a direct multiple of any quarter or combination of quarters because of this seasonality.
      The following table sets forth selected quarterly information for 2005 and 2004 (in thousands, except per share data). We believe that all necessary adjustments have been included in the amounts stated below to present fairly the results of such periods.

	Quarter Ended

	March 31	June 30	September 30	December 31

2005
Contract revenues	$37,346	$70,504	$92,805	$124,389
Gross profit(1)	2,596	9,124	20,980	24,064
Operating income (loss)(1)(2)	(2,972)	419	8,838	15,585
Net income (loss)(1)(2)(3)(4)	(15,473)	(27,738)	3,080	(30,925)

EARNINGS (LOSS) PER SHARE:
Net income (loss) per share — basic	$(12.01)	$(15.24)	$0.83	$(2.87)
Net income (loss) per share — diluted	$(12.01)	$(15.24)	$0.12	$(2.87)
Shares used in computing net income (loss) per share:
Basic	1,289	1,820	3,693	10,771
Diluted	1,289	1,820	25,991	10,771
2004
Contract revenues	$42,483	$44,932	$94,600	$72,194
Gross profit (loss)(5)	(124)	(1,031)	15,940	13,033
Operating loss(5)(6)(7)	(5,965)	(9,032)	(13,285)	(5,908)
Net loss(5)(6)(7)(8)	(10,698)	(16,195)	(23,127)	(13,549)

LOSS PER SHARE:
Net loss per share — basic and diluted	$(9.67)	$(12.72)	$(18.10)	$(10.55)
Shares used in computing net loss per share:
Basic and Diluted	1,106	1,273	1,278	1,284

(1)	Includes a pretax $0.7 million impairment loss on our inventory of production platforms included in cost of contract revenues during the fourth quarter of 2005.

(2)	Includes a pretax $1.7 million reserve for the settlement of the Williams claim during the second quarter of 2005 and a $2.3 million impairment loss on assets held for sale during the third quarter of 2005.

(3)	Includes a pretax loss on debt extinguishment of $23.1 million, primarily related to the Exchange Transaction during the second quarter of 2005, and the amortization of the $40.0 million debt discount for the beneficial conversion feature of our Series B Preferred Stock in December 2005.

(4)	Includes a $0.3 million valuation allowance to fully offset the net deferred tax asset at December 31, 2005.

(5)	Includes a pretax $6.4 million impairment loss on our inventory of production platforms included in cost of contract revenues during the fourth quarter of 2004.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Includes a pretax $20.3 million impairment loss on property, equipment and intangibles for the Gulf Horizon due to a fire recorded during the third quarter of 2004.

(7)	Includes a pretax $5.7 million reserve for settlement of the Iroquois litigation and claims, $2.1 million impairment loss on property, equipment and intangibles and $3.3 million loss on assets held for sale during the fourth quarter of 2004.

(8)	Includes a $22.3 million valuation allowance to fully offset the net deferred tax asset recorded during 2004.

15.	SUBSEQUENT EVENTS:
      On February 17, 2006, we completed the acquisition of the Texas Horizon, a diving support and deepwater reel pipelay vessel, for a purchase price of $23 million with $12 million cash and the balance of $11 million financed by General Electric Capital Corporation (GE Capital). The loan is payable in eleven quarterly installments of $0.9 million beginning May 1, 2006, plus interest at an annual rate of LIBOR plus 3.50%, maturing on February 1, 2009. The loan is collateralized by a mortgage on the vessel and contains customary events of default and covenants that restrict our ability to incur additional indebtedness or create additional liens, make any investments, dispose of assets, pay any dividends and enter into affiliate transactions without lender consent. The loan also requires us to maintain financial ratios at quarterly determination dates. Upon an event of default under the GE Capital term loan, the interest rate increases by 2.00%.
      On March 9, 2006, we entered into a loan agreement with the CIT Group pursuant to which we borrowed approximately $77.4 million in asset based financing (inclusive of closing costs and fees of approximately $2.7 million), which matures over a 60 month period. The proceeds from this term loan were used to repay outstanding debt maturing in March 2006 and our related party term debt under the Senior Credit Facilities maturing in March 2007 and to pay closing costs and fees. The $77.4 million CIT Group term loan is payable in monthly installments of $0.9 million, plus interest, for the first 24 months beginning March 31, 2006 and $0.6 million, plus interest, for the next 35 months, at an annual rate of LIBOR plus 4.50%, with a balloon payment at maturity on March 9, 2011. We are also required to repay $5.0 million either upon receipt of proceeds from our Pemex claim or Gulf Horizon insurance claim, or on March 31, 2008. In connection with the refinancing of our maturing debt, including the Senior Credit Facilities, we will incur a $2.4 million loss on debt extinguishment during the first quarter of 2006 related to the write-off of the unamortized portion of deferred loan fees and a prepayment penalty on the Senior Credit Facilities. The loan is collateralized by mortgages on most of our vessels and contains customary events of default, cross-default provisions and covenants that restrict our ability to create additional liens, consolidate or merge with another company, incur additional indebtedness, enter into certain charter agreements, dispose of assets, repay certain indebtedness, enter into affiliate transactions, enter into certain lease agreements, pay dividends or operate the vessels that collateralize this new term loan outside the Gulf of Mexico (including U.S. waters, Mexican waters and international waters therein) without the lender consent. The loan also requires us to maintain financial ratios at quarterly determination dates. Upon an event of default under the new CIT Group term loan, the interest rate increases by 2.50%.
      On March 10, 2006, upon resolution of our board of directors, we retired the 10,031 outstanding shares of our treasury stock. Pursuant to the Delaware general corporation law, such shares will assume the status of authorized and unissued shares of common stock of Horizon.
      On January 27, 2006, in accordance with the stockholder approval requirements under Delaware law and our amended and restated certificate of incorporation, and after prior approval by our board of directors, stockholders holding an aggregate of 72.1% of the outstanding shares of our common stock approved, by written consent in lieu of a meeting, an amendment to our certificate of incorporation to effect a reverse stock split of the issued and outstanding common stock on a ratio of 1-for-25 with any fractional shares being

HORIZON OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
rounded to the next highest whole number of shares and decrease the number of authorized shares of common stock from 1,500,000,000 shares to 100,000,000 shares. On the close of business on April 12, 2006, the reverse stock split and the decrease in authorized shares of common stock became effective. All common share amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 1-for-25 reverse stock split effected on April 12, 2006. Additionally, we adjusted our stockholders’ equity accounts by reducing our stated capital and increasing our additional paid-in capital in the accompanying financial statements.

PROSPECTUS
Horizon Offshore, Inc.
$150,000,000
Common Stock
Preferred Stock
Depositary Shares
Warrants
Debt Securities
Guarantees of Debt Securities
        We may offer and sell from time to time:

•	common stock;

•	preferred stock;

•	depositary shares representing preferred stock;

•	warrants to purchase common stock;

•	debt securities; and

•	guarantees by one or more of our subsidiaries of the payment of debt securities we issue.
      We will provide the specific terms and initial public offering prices of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We will not use this prospectus to confirm sales of any securities unless it is attached to a prospectus supplement.
      We may sell these securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.
      Our common stock is traded on the Nasdaq National Market under the symbol “HOFF.”
      See “Risk Factors” on page 1 for information that you should consider before purchasing these shares.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus and any representation to the contrary is a criminal offense.
The date of this prospectus is June 11, 2001.

      You should rely only on information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information.
      We are not making an offer of these securities in any state where the offer is not permitted.
      You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

i

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. This means:

•	we may issue any combination of securities covered by this prospectus from time to time;

•	we will provide a prospectus supplement each time we issue the securities; and

•	the prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus.
      You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”
THE COMPANY
      We provide marine construction services to the offshore oil and gas industry primarily in the United States Gulf of Mexico and have recently expanded our operations to Mexico and Central and South America. Our marine fleet installs marine pipelines to transport oil and gas from newly installed production platforms and other subsea production systems, and installs and salvages production platforms and other marine structures.
      We have assembled a fleet of twelve vessels, ten of which are currently operational. Our fleet is capable of a wide range of marine construction activities, including installing up to 48-inch pipelines and smaller diameter rigid and coiled-line pipe in water depths up to 800 feet, providing pipebury and all other services necessary to commence transporting oil and gas through an installed pipeline, and installing and salvaging production platforms and other marine structures.
      Our principal executive offices are located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042 and our telephone number at our offices is (713) 361-2600.
FORWARD-LOOKING STATEMENTS
      Some of the information included in this prospectus and in the documents that we have incorporated by reference contain “forward-looking statements.” Forward-looking statements include, among other things, business strategy and expectations concerning industry conditions, market position, future operations, margins, profitability, liquidity and capital resources. Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate” or “believe” or similar language.
      Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine these results are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in “Risk Factors” beginning on page 4. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update our forward-looking statements.
RISK FACTORS
      An investment in our securities involves significant risks. You should carefully consider the following risk factors, in addition to the other information set forth or incorporated by reference in this prospectus, before purchasing any of our securities. Each of these risk factors could adversely affect our business,

1

operating results and financial condition, as well as adversely affecting the value of an investment in our securities.

Industry volatility may adversely affect our results of operations.
      The demand for our services depends on the level of capital expenditures by oil and gas companies for developmental construction. As a result, the cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and developmental activity, have fluctuated substantially. Any significant decline in the worldwide demand for oil and gas, or prolonged low oil or gas prices in the future, will likely depress development activity. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in offshore drilling and exploration will adversely affect our revenues and profitability.

Our rapid growth and growth strategy involve risks to our profitability.
      We have grown rapidly both through internal growth and acquisitions of additional barges and vessels. Future acquisitions of other complementary businesses and marine equipment are key elements of our growth strategy. If we are unable to purchase additional equipment or other vessels on favorable financial or other terms or to manage acquired businesses or vessels, this could adversely affect our revenues and profitability. We cannot assure you that we will be able to identify or acquire equipment or businesses. In addition, any future acquisitions may involve potential delays and increased costs. If we acquire new vessels, we may need to upgrade or refurbish the vessels. If we experience delays or cost increases in upgrading or refurbishing the vessels, our operating results will be negatively affected.

Operating hazards may increase our operating costs; we have limited insurance coverage.
      Offshore construction involves a high degree of operational risk. Risks of vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in offshore operations. These hazards may cause significant personal injury or property damage, environmental damage, and suspension of operations. In addition, we may be named as a defendant in lawsuits involving potentially large claims as a result of these occurrences. We maintain what we believe is prudent insurance protection. However, we cannot assure that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability.

We operate in a highly competitive industry where projects are typically awarded through competitive bids; we may not be awarded sufficient projects to sustain or increase our profits.
      Our business is highly competitive because construction companies operating offshore compete vigorously for available projects, which are typically awarded on a competitive bid basis. This competitive bid process could adversely affect our growth because our expansion strategy depends on being awarded projects in areas where we have not performed operations.
      Several of our competitors and potential competitors are larger and have greater financial and other resources than us. Competitors with greater financial resources may be willing to sustain losses on some projects to prevent further market entry by other competitors. In addition, marine construction vessels have few alternative uses and have high maintenance costs, whether they are operating or not. As a result, some companies may bid contracts at rates below our rates. These factors may adversely affect the number of contracts that are awarded to us. Additionally, as a result of the competitive bidding process, our significant customers vary over time.

The seasonality of the marine construction industry may adversely affect our revenues and profits.
      Historically, the greatest demand for marine construction services in the Gulf of Mexico has been during the period from May to September. This seasonality of the construction industry in the Gulf is

2

caused both by weather conditions and by the historical timing of capital expenditures by oil and gas companies which accompanies this. As a result, revenues are typically higher in the summer months and lower in the winter months. Although we plan to offset Gulf seasonalities by pursuing business opportunities in international areas, this expansion may not offset the seasonality of our operations in the Gulf.

Our acquisition growth strategy may require additional financing.
      Our acquisition strategy may require significant amounts of additional capital. We may have to incur substantial indebtedness to finance future acquisitions and may issue additional equity securities in connection with these acquisitions. Additional equity could be issued at prices lower than the price at which you purchased your stock, which would result in dilution of your economic and voting interests.

We incur risks associated with contract bidding.
      Substantially all of our projects are performed on a fixed-price basis. Changes in offshore job conditions and variations in labor and equipment productivity may affect our costs on a contract. These variations may affect our gross profits. In addition, during the summer construction season, we typically bear the risk of delays caused by adverse weather conditions.

We utilize percentage-of-completion accounting.
      Since our contract revenues are recognized on a percentage-of-completion basis, we periodically review contract revenue and cost estimates as the work progresses. Accordingly, adjustments are reflected in income in the period when any revisions are determined. To the extent that these adjustments result in a reduction of previously reported profits, we would recognize a charge against current earnings that may be significant depending on the size of the adjustment.

We depend on our key personnel.
      Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the marine construction industry, both domestic and internationally. The loss of the services of any one of these persons could impact adversely our ability to implement our expansion strategy.

We may incur additional expenditures to comply with governmental regulations.
      Our operations are subject to various governmental regulations, violations of which may result in civil and criminal penalties, injunctions, and cease and desist orders. In addition, some environmental statutes may impose liability without regard to negligence or fault. Although our cost of compliance with these laws has to date been immaterial, these laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of these laws on our future operations.
      We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws which curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

Our international operations are subject to significant risks.
      A key element of our expansion strategy is to expand our operations into selected international oil and gas producing areas. International operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

•	political, social, and economic instability;

•	potential seizure or nationalization of assets;

3

•	increased operating costs;

•	modification or renegotiating of contracts;

•	import-export quotas; and

•	other forms of government regulation which are beyond our control.
      Our international operations have not yet been affected materially by such conditions or events, but if our international operations expand, the exposure to these risks will increase. As a result, we could, at any one, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations.
      Additionally, our competitiveness in international market areas may be adversely affected by regulations, including but not limited to regulations requiring:

•	the awarding of contracts to local contractors;

•	the employment of local citizens; and

•	the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.
      We cannot predict what types of the above events may impact our operations.

There are risks associated with our joint venture operations.
      We believe that we will conduct many of our international operations through joint ventures, jointly managed by us and the joint venture partner. Our joint venture with Cal Dive International, Inc. and the operating vessels made available to us will operate primarily in the Gulf of Mexico. Under its terms, though we will jointly manage and staff the joint venture, we do not have the ability to fully control the business and affairs of the joint venture. We anticipate entering into additional joint ventures with other entities if we expand into other international market areas. We cannot assure that we will undertake such joint ventures or, if undertaken, that such joint ventures may not be successful.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy that information at the public reference rooms of the SEC at its offices located at 450 Fifth Street, NW, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov.
      We maintain an Internet site at http://www.horizonoffshore.com that contains information about our business. The information contained at our Internet site is not part of this prospectus.
      We have filed a registration statement and related exhibits with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the SEC’s public reference rooms, and you may obtain copies from the SEC at prescribed rates.
      The SEC allows us to “incorporate by reference” the information we file with it, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

4

•	information that we file with the SEC will automatically update and supersede this incorporated information.
      We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2000 (filed with the SEC on April 2, 2001);

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001 (filed with the SEC on May 15, 2001);

•	Our current reports on Form 8-K filed January 31, 2001, February 2, 2001, February 16, 2001, March 8, 2001, April 24, 2001 and June 11, 2001;

•	The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on January 22, 1998, by incorporation by reference to the description of our capital stock provided under the heading “Description of Capital Stock” of our registration statement on Form S-1, File No. 333-43965, originally filed with the SEC on January 9, 1998; and

•	All documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.
      At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:
Horizon Offshore, Inc.
2500 CityWest Boulevard, Suite 2200
Houston, Texas 77042
Attn: David W. Sharp
(713) 361-2600
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,						Three Months
							Ended
	1996		1997	1998	1999	2000	March 31, 2001

Ratio of earnings to fixed charges	—	(1)	2.14	4.94	1.41	1.98	3.00

(1)	Results are from inception (December 20, 1995) through December 31, 1996. Earnings during this period were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $11.2 million.
      For the purpose of computing these ratios, earnings consist of:

•	income from continuing operations before income taxes;

•	plus fixed charges; and

•	less capitalized interest.
      Fixed charges are defined as the sum of the following:

•	all interest expense;

•	the portion of net rental expense which is deemed representative of the interest factor;

5

•	amortization of debt issuance expense; and

•	capitalized interest.
USE OF PROCEEDS
      Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of offered securities for general corporate purposes, which may include:

•	repaying debt;

•	funding capital expenditures, including paying for acquisitions; and

•	providing working capital.
We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.
DESCRIPTION OF COMMON STOCK
      As of the date of this prospectus, we are authorized to issue up to 35,000,000 shares of common stock. As of May 31, 2001, we had issued and outstanding 23,098,619 shares of common stock. As of that date, we also had approximately 2,391,873 shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. The outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock are not entitled to preemptive or redemption rights. Shares of our common stock are not redeemable and are not convertible into shares of any other class of capital stock.
      The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C., Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660.
Dividends
      Subject to any preferences accorded to the holders of our preferred stock, if and when issued by the board of directors, holders of our common stock are entitled to dividends at such times and amounts as our board of directors may determine.
Voting Rights
      Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters as to which our stockholders are entitled to vote. Holders of our common stock are not allowed to cumulate votes for the election of directors.
Rights upon Liquidation
      In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.
Provisions of our Certificate of Incorporation and By-laws
      Our certificate of incorporation and by-laws contain provisions that may have an adverse effect on the ability of our stockholders to influence our corporate governance. Summaries of the provisions described in the preceding paragraph, and certain provisions of Delaware law, are set forth below. However, you should read our certificate of incorporation and by-laws for a more complete description of the rights of holders of our common stock.

6

Classified Board of Directors
      Our certificate of incorporation and by-laws provide for our board of directors to be divided into three classes, with each class to be as equal in number of directors as possible. The three classes serve staggered terms, with each class of directors elected to serve for three years. Each director serves until the end of his term or until his successor is duly elected and has qualified.
Size of Board of Directors; Removal of Directors; Filling of Vacancies
      Our certificate of incorporation and by-laws provide that the number of members of our board of directors shall be fixed from time to time by our board, but may not be fewer than the number required by Delaware law. The affirmative vote of 80% of our outstanding shares of voting stock is required to remove one of our directors from office. Any new directorships created from an increase in the number of our directors may be filled by our board. Our certificate and by-laws require that any vacancies on our board resulting from the death, resignation or removal of one of our directors be filled only by the affirmative vote of a majority of our continuing directors.
Stockholder Action by Unanimous Consent
      Under Delaware law, stockholders may act by written consent if such consent is signed by stockholders having the same amount of voting power that would be sufficient to take such action at an annual or special meeting. However, Delaware law also allows a corporation, in its certificate of incorporation, to restrict or limit this ability of stockholders to act by written consent. Our certificate of incorporation restricts stockholders from acting unless such action takes place at a duly called meeting of our stockholders or by unanimous written consent of our stockholders.
Amendment of By-laws
      Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon stockholders. However, a corporation may, in its certificate of incorporation, also confer such power upon the board of directors. Our certificate of incorporation and by-laws grant such powers to our board. Our stockholders may adopt, amend or repeal our by-laws, but may only do so at a regular or special meeting by the affirmative vote of 80% of our outstanding voting stock.
Amendment of Certificate of Incorporation
      Delaware law provides that, if not otherwise specified in the certificate of incorporation, a corporation’s certificate of incorporation may be amended by the majority vote of its stockholders. Our certificate of incorporation requires the affirmative vote of 80% of our voting stock to amend any provisions of our certificate regarding:

•	stockholder unanimous written consents;

•	filing vacancies on our board;

•	the removal of our directors;

•	the limitation of liability of our directors;

•	any business combination; and

•	any amendments to our certificate of incorporation or by-laws.
Advance Notice of Stockholder Nominations and Stockholder Business
      Our by-laws permit a stockholder to nominate a person for election as a director or propose other matters to be brought before a stockholders’ meeting only if such stockholder has held at least 1% of our voting stock for at least one year. Subject to exceptions in the case of special meetings, a stockholder must

7

provide written notice of an intent to nominate or bring business at least 60 and no more than 270 days prior to the first anniversary of the preceding year’s annual meeting. The required notice must contain:

•	the name, age and address of the proposing stockholder;

•	the name of any person acting in concert with such stockholder;

•	the number of shares of our voting stock held by the stockholder and the date acquired; and

•	a representation by the stockholder that they are a holder of record of our stock and will appear at the meeting to make the nomination or bring up the matter.
If one of our stockholders wishes to make a nomination for election to our board, the required notice must also contain:

•	the name, age, address and principal occupation of each nominee;

•	a description of any arrangements between the nominating stockholder and the nominee;

•	the consent of each nominee to serve as a director if elected; and

•	any other information required to be included in a proxy statement by the proxy rules of the SEC.
If a stockholder wishes to propose business to be conducted at any meeting of our stockholders, the required notice must also set forth a brief description of the business and the interest of the stockholder in such business.
      Our by-laws provide that, with respect to any business other than the election of directors, the Company may disregard proposals that:

•	are substantially repetitive of a proposal already received by us that will be voted upon at an upcoming meeting;

•	deal with substantially the same subject matter as a prior proposal voted upon within the last five years that failed to receive, depending on the circumstances, affirmative votes from between 3% and 10% of our voting stock; or

•	are not proper subjects for stockholder action, as determined by our board of directors.
Delaware Section 203
      We are subject to Section 203 of the Delaware General Corporation Law, which imposes a three-year moratorium on the ability of Delaware corporations to engage in a wide range of specified transactions with any interested stockholder. An interested stockholder includes, among other things, any person other than the corporation and its majority-owned subsidiaries who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. However, the moratorium will not apply if, among other things, the transaction is approved by:

•	the corporation’s board of directors prior to the date the interested stockholder became an interested stockholder; or

•	the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

8

Special Meeting of Stockholders
      Our by-laws provide that a special meeting of our stockholders may be called only upon a written request to our secretary by the beneficial owners of at least 35% of our outstanding voting stock. Our by-laws also set forth specific requirements as to the content of such notice, including:

•	a brief description of the action to be taken at the meeting;

•	the name and address of each beneficial owner in the group making the request;

•	the number of shares of voting stock owned by each such person and the date acquired;

•	a representation that at least one beneficial owner or representative will appear at the meeting;

•	if the proposed action includes a proposal to amend our certificate or incorporation or by-laws, the text of the proposed amendment.
Limitation of Directors’ Liability
      Our certificate of incorporation contains provisions eliminating the personal liability of our directors to our company and our stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law and our certificate of incorporation, our directors will not be liable for a breach of his or her fiduciary duty except for liability for:

•	a breach of his or her duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	dividends or stock repurchases or redemptions that are unlawful under Delaware law; and

•	any transaction from which he or she receives an improper personal benefit.
Our certificate of incorporation also provides that if Delaware law is at any time amended to authorize the further limitation of liability of a director, then the liability of our directors shall be likewise limited. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. In addition, these provisions limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.
      As a result of these provisions in our certificate of incorporation, our stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties. However, our stockholders may obtain injunctive or other equitable relief for these actions. These provisions also reduce the likelihood of derivative litigation against our directors that might have benefitted us.
Registration Rights Agreement
      We entered into a registration rights agreement with our two principal stockholders, Highwood Partners, L.P. and Elliott International, L.P. (formerly Westgate International, L.P.), whereby they would both have limited rights to require us to register under the Securities Act of 1933 shares of common stock owned by them. Under the registration rights agreement, either of them may demand that we register common stock that they hold as long as that stockholder proposes to register at least five percent of its holdings of our common stock. They may not may not require us to make more than one such demand registration per year nor more than three during the term of the registration rights agreement. Additionally, if we propose to register shares of our common stock for our own account or for that of another stockholder, both Highwood and Elliott have the right to require us to register common stock held by them on the same terms and conditions.

9

DESCRIPTION OF PREFERRED STOCK
      Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock, par value $.01 per share, in one or more series. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of our outstanding stock without the separate vote of holders of preferred stock as a class.
      Each series of preferred stock will have specific financial and other terms which will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock, including our certificate of incorporation and the certificate of designation relating to the applicable series of preferred stock. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.
      Our board of directors is authorized to designate, for each series of preferred stock, the preferences, qualifications, limitations, restrictions and optional or other special rights of such series, including, but not limited to:

•	the number of shares in the series;

•	the name of the series;

•	the dividend rate or basis for determining such rate if any, on the shares of the series;

•	whether dividends will be cumulative and, if so, from which date or dates;

•	whether the shares of the series will be redeemable and if so, the dates, prices and other terms and conditions of redemption;

•	whether we will be obligated to purchase or redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;

•	the rights, if any, of holders of the shares of the series to convert such shares into, or exchange such shares for, shares of any other class of stock;

•	whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights; and

•	the rights of the shares of the series in the event of our liquidation, dissolution or winding up.
Thus, our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. Also, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.
      The shares of preferred stock of any one series will be identical except for the dates from which dividends will cumulate, if at all. The shares of preferred stock will be fully paid and nonassessable.
DESCRIPTION OF DEPOSITARY SHARES
      We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction, as set forth in the applicable prospectus supplement, of a share of a particular series of preferred stock.
      The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us.
      Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all

10

the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.
      The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the deposit agreement and depositary receipt will be filed with the SEC in connection with the offering of specific depositary shares.
Dividends and Other Distributions
      The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.
      If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.
Redemption of Depositary Shares
      If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock.
      Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata, as the depositary may determine.
Voting the Preferred Stock
      Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by the holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with these instructions, and we agree to take all actions deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.
Amendment and Termination of the Depositary Agreement
      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. We or the depositary may terminate the deposit agreement only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

11

Charges of Depositary
      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.
Miscellaneous
      The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.
      Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.
Resignation and Removal Of Depositary
      The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal.
DESCRIPTION OF DEBT SECURITIES
      This section describes the general terms and provisions of the debt securities that we may issue under the shelf registration statement. The following description highlights the general terms and provisions of the debt securities. The summary is not complete. The prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement, and may update or change some of the information below.
      We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. Unless we specify otherwise in the applicable prospectus supplement, any debt securities we offer will be our direct, unsecured general obligations. The debt securities will either be senior debt securities or subordinated debt securities. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt securities.
      We may issue the debt securities in one or more series. We will issue debt securities under an “indenture” to be entered into by us and a “trustee” qualified under the Trust Indenture Act of 1939. Senior debt securities will be issued under a “senior indenture” and subordinated debt securities will be issued under a “subordinated indenture.” (The senior indenture and the subordinated indenture are referred to together as the “indentures.”) The related indenture will be supplemented (each supplement referred to as a “supplemental indenture”) with respect to each series of debt securities we issue. The name of the trustee for each indenture will be set forth in the applicable prospectus supplement.
      The indentures and each supplemental indenture will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the related indenture and any supplemental indenture for provisions that may be important to you. You should also

12

read the related prospectus supplement, which will contain additional information about the particular debt securities and which may update or change the information below.
      The indentures will be subject to and governed by the Trust Indenture Act.
Specific Terms of Each Series of Debt Securities in the Prospectus Supplement
      The applicable prospectus supplement will describe the terms of any debt securities being offered, including:

•	the designation and aggregate principal amount;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	any subordination provisions relating to the debt securities;

•	the places where the principal and interest will be payable;

•	the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	additional provisions, if any, relating to the defeasance and covenant defeasance of the debt securities;

•	any applicable material federal tax consequences;

•	the dates on which a premium, if any, will be payable;

•	our right, if any, to defer payment of interest and the maximum length of such deferral period;

•	any listing on a securities exchange;

•	if convertible into common stock, the terms on which such debt securities are convertible;

•	the terms of each guarantee of the payment of principal, interest and any premium on debt securities of the series;

•	the terms, if any, of the transfer, mortgage, pledge, or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the indenture as currently in effect;

•	the initial public offering price; and

•	other specific terms, including covenants and the events of default provided for with respect to the debt securities.
      Debt securities may bear interest at a fixed rate or a floating rate, or may not bear interest. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount (which may be significant) below their stated principal amount. We will describe in the applicable prospectus supplement special United States federal income tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes.

13

Covenants
      With respect to each series of debt securities, we will be required to:

•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.
      In addition, the supplemental indenture for any particular series of debt securities may contain covenants limiting:

•	the incurrence of additional debt (including guarantees) by us and our subsidiaries;

•	the making of certain payments by us and our subsidiaries;

•	the issuance of other securities by our subsidiaries;

•	a change of control;

•	certain mergers and consolidations involving us and our subsidiaries;

•	our business activities and those of our subsidiaries;

•	asset dispositions;

•	the incurrence of liens; and

•	transactions with our subsidiaries and other affiliates.
      We will describe any additional covenants in the applicable prospectus supplement.
Ranking; Subordination
      Unless we specify otherwise in the applicable prospectus supplement, the debt securities will not be secured by any of our property or assets. Accordingly, your ownership of debt securities means you will be one of our unsecured creditors.
      Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all of our senior debt. The subordinated indenture will provide that we may not make payments of principal, interest and any premium on the subordinated debt securities in the event:

•	of any insolvency, bankruptcy or similar proceeding involving us or our property; or

•	we fail to pay the principal, interest, any premium or any other amounts on any senior debt when such amounts are due.
      The subordinated indenture may not limit the amount of senior debt that we may incur.
      Our “senior debt” for purposes of the subordinated indenture will include all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressly subordinate or junior or right in payment to our other indebtedness.
Convertible Debt Securities
      We may issue debt securities from time to time that are convertible into our common stock. If you hold convertible debt securities, you will be permitted at certain times specified in the applicable prospectus supplement to convert your debt securities into common stock for a specified price. We will

14

describe the conversion price (or the method for determining the conversion price) and the other terms applicable to conversion in the applicable prospectus supplement.
Guarantees
      One or more of our subsidiaries, as guarantors, will, jointly and severally, fully and unconditionally guarantee our obligations under the debt securities on an equal and ratable basis subject to the limitation described in the next paragraph. In addition, any supplemental indenture may require us to cause any domestic entity that becomes one of our subsidiaries after the date of any supplemental indenture to enter into a supplemental indenture pursuant to which such subsidiary shall agree to guarantee our obligations under the debt securities. If we default in payment of the principal, interest or any premium on such debt securities, the guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payments.
      Each guarantor’s obligations will be limited to the maximum amount that (after giving effect to all other contingent and fixed liabilities of such guarantor any collections from, or payments made by or on behalf of, any other guarantors) will result in the obligations of such guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each guarantor that makes a payment or distribution under its guarantee shall be entitled to contribution from each other guarantor in a pro rata amount based on the net assets of each guarantor.
      Guarantees of senior debt securities (including the payment of principal, interest and any premium on such debt securities) will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the guarantor and will rank senior in right of payment to all subordinated indebtedness of such guarantor. Guarantees of subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of the guarantor.
      The prospectus supplement for a particular issue of debt securities will describe the subsidiary guarantors and any additional material terms of the guarantees.
Registration, Transfer, Payment and Paying Agent
      We may issue the debt securities in registered form without coupons or in the form of one or more global securities, as described below under the heading “Global Securities.” Unless we specify otherwise in the prospectus supplement, registered securities will be issued only in denominations of $1,000 or any integral multiple of $1,000. Global securities will be issued in a denomination equal to the total principal amount of outstanding debt securities of the series represented by the global security.
      You may present registered securities for exchange or transfer at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose, without payment of any service charge except for any tax or governmental charge.
      We will pay principal and any premium and interest on registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose. We may choose to make any interest payment on a registered security (1) by check mailed to the address of the holder as such address shall appear in the register or (2) if provided in the prospectus supplement, by wire transfer to an account maintained by the holder as specified in the register. We will make interest payments to the person in whose name the debt security is registered at the close of business on the day we specify.
Global Securities
      We may issue the debt securities in whole or in part in the form of one or more global securities. A global security is a security, typically held by a depositary such as the Depository Trust Company, that represents the beneficial interests of a number of purchasers of such security. We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will deposit global securities with the depositary identified in the prospectus supplement. Unless it is exchanged in

15

whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary.
      We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in a prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.
      After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by such global security to the accounts of persons that have accounts with such depositary (“participants”). The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. If we offer and sell the debt securities directly or through agents, either we or our agents will designate the accounts. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary and its participants.
      We and the trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders of the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of the securities. Such laws may impair the ability to transfer beneficial interests in a global security.
      Principal, any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee as the registered owner of such global security.
      We expect that the depositary or its nominee, upon receipt of any payments, will immediately credit participant’s accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary’s or its nominee’s records. We also expect that payments by participants to owners of beneficial interest in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of such participants.
      If the depositary is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within ninety days, we will issue individual debt securities in exchange for such global security. In addition, we may at any time in our sole discretion determine not to have any of the debt securities of a series represented by global securities and, in such event, will issue debt securities of such series in exchange for such global security.
      Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. No such person will be liable for any delay by the depositary or any of its participants in identifying the owners of beneficial interests in a global security, and we, the trustee and any paying agent may conclusively rely on instructions from the depositary or its nominee for all purposes.
Consolidation, Merger or Sale of Assets
      The indentures will generally permit a consolidation or merger between us and another corporation or other entity. They will also permit the sale or lease by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation or other entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

16

      We are only permitted to consolidate or merge with or into any other entity or sell all or substantially all of our assets according to the terms and conditions of the indentures and any supplemental indentures. The remaining or acquiring entity will be substituted for us in the indentures and any supplemental indentures with the same effect as if it had been an original party thereto. Thereafter, the successor entity may exercise our rights and powers under the indentures, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board of officers of the successor entity. If we consolidate or merge with or into any other entity or sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under the indentures and under the debt securities.
Events of Default
      Unless we state otherwise in an applicable prospectus supplement, an “event of default” with respect to each series of debt securities means any of the following:

•	failure to pay interest on any debt security of that series for 30 days;

•	failure to pay the principal or any premium on any debt security of that series when due;

•	failure to deposit any sinking fund payment when due;

•	failure to comply with the provisions of the related indenture or any supplemental indenture relating to consolidations, mergers and sales of assets;

•	failure to perform any other covenant with respect to that series in the related indenture or any supplemental indenture that continues for 60 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization of us or a significant subsidiary;

•	the entry of a judgment in excess of the amount specified in the related indenture or any supplemental indenture against us or such significant subsidiary which is not covered by insurance and not discharged, waived or stayed; or

•	any other event of default included in the related indenture or any supplemental indenture.
      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities.
      The consequences of an event of default, and the remedies available under the indentures or any supplemental indentures, will vary depending upon the type of event of default that has occurred.
      If an event of default relating to certain events in bankruptcy, insolvency or reorganization of us or a significant subsidiary occurs and continues, the entire principal of all the debt securities of all series will be due and payable immediately.
      If any other event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage of the aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest or in the making of any sinking fund payment) if it considers such withholding of notice to be in the interests of the holders.
      Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indentures or any supplemental indentures at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a specified percentage of the aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

17

      No holder of any debt security can institute any action or proceeding with respect to an indenture or any supplemental indenture unless the holder gives written notice of an event of default to the trustee, the holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of the applicable series shall have requested the trustee to institute the action or proceeding and has appropriately indemnified the trustee, and the trustee has failed to institute the action or proceeding within a specified time period.
Discharging Our Obligations
      Except as may otherwise be set forth in any prospectus supplement, we may choose to either discharge our obligations on the debt securities of any series in a “legal defeasance” or release ourselves from our covenant restrictions on the debt securities of any series in a “covenant defeasance.” We may do so at any time prior to the stated maturity or redemption of the debt securities of the series if, among other conditions:

•	we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or redemption date of the debt securities of the series; and

•	we provide an opinion of our counsel that holders of the debt securities will not be affected for U.S. federal income tax purposes by the defeasance.
      If we choose the legal defeasance option, holders of the debt securities of that series will not be entitled to the benefits of the related indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, any required conversion or exchange of debt securities, any required sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.
Modification and Waiver
      Unless we state otherwise in the applicable prospectus supplement, the indentures and each supplemental indenture will provide that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure the debt securities;

•	evidence the assumption of our obligations by a successor entity;

•	add covenants or events of default for the protection of the holders of any debt securities;

•	establish the form or terms of debt securities of any series;

•	provide for uncertificated securities in addition to certificated securities (so long as the uncertificated securities are in registered form for tax purposes);

•	evidence the acceptance of appointment by a successor trustee;

•	in the case of subordinated debt securities, to make any change to the provisions of the subordinated indenture relating to subordination that would limit or terminate the benefits available to any holder of senior debt under such provisions;

•	cure any ambiguity or correct any inconsistency in the indenture or amend the indenture in any other manner which we may deem necessary or desirable, if such action will not adversely affect the interests of the holders of debt securities; or

•	make any change to comply with any requirement of the Securities and Exchange Commission relating to the qualification of the indenture under the Trust Indenture Act of 1939.
      Unless we state otherwise in the applicable prospectus supplement, each indenture and any supplemental indenture will also contain provisions permitting us and the trustee to modify the provisions

18

of the indenture and any supplemental indenture or modify in any manner the rights of the holders of the debt securities of each such series if we obtain the consent of the holders of a majority in outstanding principal amount of debt securities of all affected series (voting as a single class). However, if you hold debt securities, we must get your consent to make any change that would:

•	extend the final maturity of your debt securities;

•	reduce the principal amount of your debt securities;

•	reduce or alter the method of computation of any amount payable in respect of interest on your debt securities;

•	extend the time for payment of interest on your debt securities;

•	reduce or alter the method of computation of any amount payable on redemption of your debt securities;

•	extend the time for any redemption payment on your debt securities;

•	reduce the amount payable upon acceleration of your debt securities;

•	in the case of subordinated debt securities, make any change in the subordination provisions of the subordinated indenture that adversely affects your rights under such provisions;

•	impair your right to institute suit for the enforcement of any conversion or any payment on any of your debt securities when due or materially and adversely affect any of your conversion rights; or

•	reduce the percentage in principal amount of debt securities of a series required to make other modifications to the indenture.
The Trustee
      The Trust Indenture Act contains limitations on the rights of the trustee under an indenture, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions with us and our subsidiaries from time to time, provided that if the trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an event of default under the related indenture, or else resign.
Governing Law
      The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.
PLAN OF DISTRIBUTION
      We may sell the securities offered by this prospectus directly to one or more purchasers or to or through agents, underwriters or dealers.
      In the accompanying prospectus supplement we will identify or describe:

•	any underwriters, dealers or agents;

•	their compensation;

•	the net proceeds to be received by us;

•	the purchase price of the securities;

•	the initial public offering price of the securities; and

•	any exchange on which the securities are listed.

19

      We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell securities on a continuing basis.
      If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
      We may also sell securities directly to one or more purchasers without using underwriters or agents.
      Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.
LEGAL MATTERS
      The validity of the securities offered by this prospectus will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana and for any underwriters, dealers or agents by counsel which we will name in the applicable prospectus supplement.
EXPERTS
      The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

20

PROSPECTUS
Horizon Offshore, Inc.
697,638,064 Shares
Common Stock
        This prospectus relates to the offer and sale of 697,638,064 shares of our common stock by the selling stockholders named in the “Selling Stockholders” section of this prospectus. We will not receive proceeds from any sale of common stock by the selling stockholders.
      The selling stockholders may offer the shares from time to time in a number of different ways and at varying prices. For more information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” We do not know which or in what amount the selling stockholders may sell the shares offered by this prospectus.
      Trading in our common stock is in the over-the-counter market, primarily through listings on the OTC Bulletin Board under the symbol “HOFF.OB,” but our common stock is not currently listed or quoted on any recognized national or regional securities exchange or market. On April 11, 2006, the last reported sales price of our common stock was $1.24 per share.
       Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 1 for information that you should consider before investing in the common stock.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 12, 2006.

      You should rely only on information contained in this prospectus and any prospectus supplement and those documents incorporated by reference herein. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

i

THE COMPANY
      We provide marine construction services for the offshore oil and gas and other energy related industries and perform work as awarded domestically in the U.S. Gulf of Mexico, and internationally in Latin America, Southeast Asia and West Africa. Our primary services include

•	laying, burying or repairing marine pipelines;

•	providing hook-up and commissioning services;

•	installing production platforms and other structures; and

•	disassembling and salvaging production platforms and other structures.
      We have our principal executive offices at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042. Our telephone number at this location is (713) 361-2600. References to “Horizon,” “Company,” “we,” “us,” “our” and similar terms refer to Horizon Offshore, Inc. and its subsidiaries.
RISK FACTORS
      An investment in our securities involves significant risks. You should carefully consider the following risk factors before you decide to buy any of our securities. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus before you decide to buy any of our securities.
      We operate in a rapidly changing business environment that involves substantial risk and uncertainty. As a result, the trading price of our common stock is expected to continue to be volatile and could decline, and you could lose a substantial portion of the money you paid to buy our common stock. The following discussion addresses some of the risks and uncertainties that could cause, or contribute to causing, actual results to differ materially from expectations. We caution all readers to pay particular attention to the descriptions of risks and uncertainties described below and in other sections of this report and our other filings with the Securities and Exchange Commission (“SEC”).
      All phases of our operations are subject to a number of uncertainties, risks and other factors, many of which are beyond our control. Any one or a combination of such factors could materially affect the results of our operations and the accuracy of forward-looking statements made by us. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and we may be forced to consider additional alternatives. Some important factors that could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements include the following:

•	our ability to meet our significant debt service and other obligations;

•	our ability to finance our capital requirements;

•	our ability to obtain additional financing needed in the future;

•	our substantial debt continues to adversely affect our financial condition;

•	our ability to comply with our financial and other covenants in the future;

•	the potential impairment of our assets in the future;

•	our potential to incur operating losses in the future;

•	the outcome of the arbitration of our claims against Pemex;

•	the outcome of litigation with the underwriters of the insurance coverage on the Gulf Horizon;

•	the delisting of our common stock from the Nasdaq Stock Market, which became effective as of the close of business on April 1, 2005;

1

•	our largest stockholders continuing to have a significant degree of influence over us;

•	industry volatility, including the level of capital expenditures by oil and gas companies due to fluctuations in the price, and perceptions of the future price, of oil and gas;

•	our ability to obtain performance bonds and letters of credit if required to secure our performance under new international contracts;

•	contract bidding risks, including those involved in performing projects on a fixed-price basis and extra work performed outside the original scope of work, and the successful negotiation and collection of such contract claims;

•	the highly competitive nature of the marine construction business;

•	operating hazards, including the unpredictable effect of natural occurrences on operations such as hurricanes and other hazards associated with maritime activities, and the significant possibility of accidents resulting in personal injury and property damage;

•	seasonality of the offshore construction industry in the U.S. Gulf of Mexico;

•	risks involved in the expansion of our operations into international offshore oil and gas producing areas, where we have previously not been operating;

•	our dependence on continued strong working relationships with significant customers operating in the U.S. Gulf of Mexico;

•	percentage-of-completion accounting;

•	the continued active participation of our executive officers and key operating personnel;

•	our ability to obtain and retain highly skilled personnel;

•	the effect on our performance of regulatory programs and environmental matters;

•	the risks involved in joint venture operations required from the time to time on major international projects; and

•	a possible terrorist attack or armed conflict.
A more detailed discussion of the foregoing factors follows:
Risks Relating to our Financial Condition

Our ability to finance our debt obligations and capital requirements depends on sufficient cash flow from our operations and obtaining additional external sources of financing
      We require substantial working capital to fund our business and meet our significant debt service and other obligations. As of December 31, 2005, we had total indebtedness of approximately $130.1 million. After giving effect to the financing transactions in February and March 2006, our total indebtedness as of March 9, 2006 was approximately $142.2 million. Our ability to service our existing debt, provide working capital and fund our capital expenditure requirements will depend on our ability to generate cash and obtain additional financing in the future. It is important that we successfully perform our marine construction projects, continue to obtain additional projects and collect our receivables for work we perform. Our ability to generate cash in the future depends on demand for construction services by the oil and gas industry as a result of the levels of capital expenditures by oil and gas companies and on competitive, general economic, financial, and many other factors that may be beyond our control.
      We cannot provide assurance that we will be able to generate sufficient cash flow from operations to provide us with the working capital required to support our operations. We may experience periodic cash demands that exceed our cash flow. Our failure to generate sufficient cash flows from operations to provide adequate working capital would have a material adverse effect on our business, results of operations and financial condition.

2

Our ability to finance capital requirements is uncertain
      We may need additional financing in the future to meet periodical working capital needs and support increased levels of operating activities. To obtain this additional financing, we will evaluate all available financing sources, including, but not limited to, the issuance of equity or debt securities. Funds raised through the issuance of additional equity may have negative effects on our stockholders, such as a dilution in percentage of ownership, and the rights, preferences or privileges of the new security holders may be senior to those of the common stockholders. We cannot provide assurance that we will be able to obtain additional debt or equity financing in an amount sufficient to enable us to meet our contractual cash obligations and pay our indebtedness. If we are unable to obtain additional financing or generate cash flow sufficient to meet our debt service and other contractual cash obligations, management may be required to explore alternatives to reduce cash used by operating activities, including not bidding on construction projects that would otherwise appear attractive from a profitability perspective.

Our substantial indebtedness could adversely affect our financial health
      Our high level of debt could have important consequences, including the following:

•	our inability to generate adequate levels of cash to support future interest and principal payments on our high level of debt;

•	inadequate cash available for purposes other than debt service, such as capital expenditures and other business activities, since we will need to use a significant portion of our operating cash flow to pay principal and interest on our outstanding debt;

•	an increase in our vulnerability to general adverse economic and industry conditions, including reduced levels of demand for marine construction services on the outer continental shelf of the U.S. Gulf of Mexico;

•	limit our flexibility in planning for, or reacting to, changes in demand for our services in international areas, including mobilizing vessels between market areas;

•	place us at a greater competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

We had operating losses in 2003 and 2004 and may incur additional operating losses in the future
      We reported operating losses of $(34.2) million and $(69.7) million for the years ended December 31, 2004 and 2003, respectively. Even though we reported operating income of $21.9 million for the year ended December 31, 2005, we had an accumulated deficit of approximately $(188.8) million. Because of the volatility of our business operations, we may not be profitable in the future. If we do achieve profitability in any period, we may not be able to sustain or increase such profitability on a quarterly or annual basis. We had cash flows provided by (used in) operations of $(2.3) million for 2005, $2.1 million for 2004 and $(53.1) million in 2003. Insufficient cash flows may adversely affect our ability to fund capital expenditures and pay debt service and other contractual obligations. If revenue generated from our existing backlog or any new projects awarded is less than estimated, we experience difficulty in collecting contractual amounts, or operating expenses exceed our expectations, our business, results of operations and financial condition may be materially and adversely affected.

Our future financial results could be adversely impacted by asset impairments or other charges
      In the past, we have recorded asset impairment losses and charges on assets, including several of our marine construction vessels, the carrying value of which we determined were in excess of their estimated fair value. We will continue to review our long-lived assets for impairment that may occur as a result of changes in our business plans, a significant decrease in the market value of long-lived assets, or change in the physical condition of a long-lived asset or the extent or manner in which it is being used or a severe or

3

sustained downturn in the oil and gas industry. The amount of any impairment charge could be significant, and could have a material adverse effect on our financial results for the period in which the charge is taken.

Our credit facilities contain covenants that we may not be able to comply with in the future and that limit many aspects of our operations
      Our credit facilities contain financial covenants and a significant number of other covenants that limit many aspects of our operations, including our ability to create additional liens, incur additional debt, enter into affiliate transactions, dispose of assets, make any investments and pay dividends, in each case, without the consent of our lenders. In the future, we may not be able to meet our financial covenants, and, during the normal course of operating our business, comply with one or more of these covenants that limit our operations. Any failure to comply with these covenants could result in a default under our credit facilities. In this event, we would need to seek waivers or consents from our lenders. There is no assurance that our lenders will continue to provide waivers or consents, or that such waivers or consents will be obtained without the payment of fees or other consideration, which could be substantial. In the event that we are unable to obtain a waiver of any future violations, our lenders would have the right to accelerate our debt with them, and cross-default provisions would result in the acceleration of all of our debt. If this occurs, we will have to consider alternatives to settle our existing liabilities with our limited resources, including seeking protection from creditors through bankruptcy proceedings.

Our ability to obtain performance bonds and letters of credit required to secure our performance under contracts may affect our ability to bid and obtain contract awards
      We may be required to provide cash collateral to secure future performance bonds and letters of credit on large international contracts. If we are unable to obtain unsecured performance bonds and letters of credit or secure them with cash collateral, we may not be able to bid on or obtain contracts requiring performance bonds or letters of credit, which could adversely affect our results of operations and financial condition.

The outcome of our arbitration with Pemex, litigation with the underwriters of the insurance coverage of the Gulf Horizon, and the outcome of any future arbitration and litigation may adversely affect our liquidity and financing requirements
      In April 2005, we submitted our remaining Pemex EPC 64 contract claim to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce. A failure to recover any amounts from Pemex in arbitration or our lawsuit against the underwriters on the policy for marine hull insurance covering physical damage to the Gulf Horizon during its tow to Israel to perform the IEC project will place additional pressure on and adversely affect our liquidity.
Risks Relating to Our Securities

The price of our common stock has been highly volatile due to factors that will continue to affect the price of our stock
      Our common stock closed as high as $4.80 and as low as $0.24 per share between January 1, 2004 and April 11, 2006. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price fluctuations. Some of the factors leading to the volatility of our stock price include:

•	fluctuations in our quarterly revenue and operating results;

•	announcements of project awards by us or our competitors;

•	market perceptions regarding the outlook for operations in the U.S. Gulf of Mexico; and

4

•	the increase in outstanding shares of common stock (i) upon the conversion or exchange of our Series B preferred stock, (ii) in the completion of the private placement of our common stock, (iii) as a result of the exchange of a portion of our 8% Subordinated Secured Notes and (iv) any additional issuances of common stock we may make to repay our existing debt or raise additional capital.
      There is no assurance that the price of our stock will not continue to be volatile in the future.

Our common stock is considered “a penny stock” and may be difficult to sell
      The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our common stock is substantially less than $5.00 per share and therefore is designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

Our largest stockholders may continue to have a significant degree of influence over us unless all or a substantial portion of the shares described in this prospectus are sold, and they may make decisions with which you disagree
      The registration statement of which this prospectus forms a part provides for the sale of up to an aggregate of 697,638,064 shares of our common stock by selling stockholders who presently beneficially own, in the aggregate as of March 15, 2006, approximately 91.9% of our common stock. Also, five of the selling stockholders and their affiliates beneficially own 585,387,666 shares, or approximately 77.1% of our common stock. The interests of one or more of those stockholders could differ from those of other stockholders. As a result of any substantial share ownership that one or more of those stockholders retain, such stockholder or stockholders may have the ability to influence significantly any decisions relating to:

•	elections to our board of directors;

•	amendments to our certificate of incorporation;

•	the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all our assets; and

•	a change in control of our company (which may have the effect of discouraging third party offers to acquire our company).

The conversion and earlier exchange of our Series B preferred stock, the completion of the private placement of our common stock, and the shares of our common stock issued as a result of the exchange of a portion of our 8% Subordinated Secured Notes resulted in significant and immediate dilution of our existing stockholders and the book value of their common stock
      Between October and December 2005, we completed a series of transactions which resulted in a significant increase in the amount of outstanding shares of our common stock:

•	On October 27, 2005, we issued 95,084,105 shares of our common stock in exchange for 171,589 shares of our Series B preferred stock;

•	On December 12, 2005, the remaining 828,411 shares of our Series B preferred stock converted into 459,055,251 shares of our common stock in accordance with the certificate of designation governing the preferences and rights of this security;

•	On December 19, 2005, we issued 52,650,000 shares of our common stock in a private placement, and we also completed the exchange of approximately $8 million in aggregate principal amount

5

(including accrued and unpaid interest) of our 8% Subordinated Secured Notes for subordinated convertible notes due March 31, 2010, which were subsequently converted into 21,052,632 shares of our common stock prior to December 31, 2005; and

•	On December 23, 2005, we exchanged 13,829,169 shares of our common stock for an additional $5.2 million aggregate principal amount (including accrued and unpaid interest) of our 8% Subordinated Secured Notes.

      As a result of these transactions, the equity interests of our existing common stockholders, as a percentage of the total number of the outstanding shares of our common stock, and the book value of the shares of our common stock were significantly diluted.

Future sales of substantial numbers of shares of our common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment
      The market price of our common stock could decline as a result of sales of shares by our existing stockholders after this offering. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. All of the shares the selling stockholders are selling in this offering will be freely tradable following the completion of that sale without restriction under the Securities Act of 1933, unless purchased by our affiliates. The sale, or potential sale, of a significant number of shares of our common stock may cause the price of our common stock to fall.

Our common stock was delisted from the Nasdaq Stock Market, which could make it more difficult to sell our common stock
      In order to issue common stock and the Series B preferred stock in the debt for equity exchange transaction completed June 10, 2005, without the lengthy delay associated with obtaining stockholder approval required under the Nasdaq Marketplace Rules, we decided to delist our common stock from the Nasdaq Stock Market, effective the close of business on April 1, 2005. Since this time, our common stock has traded in the over-the-counter market, both through listings in the National Quotation Bureau “Pink Sheets” and more recently on the OTC Bulletin Board, but our common stock is not currently listed or quoted on any recognized national or regional securities exchange or market. As a result, an investor may find it difficult to sell or obtain quotations as to the price of our common stock. Delisting could adversely affect investors’ perception, which could lead to further declines in the market price of our common stock. Delisting will also make it more difficult, time consuming and expensive for us to raise capital through sales of our common stock or securities convertible into our common stock.
      On January 27, 2006, stockholders holding an aggregate of 72.1% of the outstanding shares of our common stock approved, by written consent in lieu of a meeting, an amendment to our certificate of incorporation to effect a reverse stock split of the issued and outstanding common stock on a ratio of one-for-twenty-five (1-for-25) with any fractional shares being rounded to the next highest whole number of shares and decrease the number of authorized shares of common stock from 1,500,000,000 shares to 100,000,000 shares. We expect the proposed reverse stock split will become effective in April 2006. For information regarding the pro forma effect of the reverse stock split on our earnings per share, see our current report on Form 8-K filed April 3, 2006, and incorporated herein by reference. We believe that effecting a reverse stock split will enhance the marketability of our common stock, and ultimately, raise the per share trading price of our common stock in order to list our securities on either the Nasdaq Stock Market or the American Stock Exchange. Our primary rationale for decreasing the authorized number of shares of our common stock is that the resultant capital structure will more accurately represent, and be more in conformance with, a realistic capital structure for a company of our size. However, we cannot be certain that the reverse stock split will achieve any of the desired results, or that the price per share of our common stock immediately following the reverse stock split will increase, or that the increase, if any, will be sustained for any period of time.

6

Risks Relating to Our Business

Industry volatility may adversely affect results of operations
      The demand for our services depends, in large part, on the level of capital expenditures by oil and gas companies for developmental construction on the U.S. outer continental shelf in the Gulf of Mexico. As a result, the cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and development activity, have fluctuated substantially. Any periods of low levels of activity in offshore drilling and development activity on the U.S. continental shelf in the Gulf of Mexico will affect our revenues and profitability. It is also possible that a sudden increase in demand for our services may only be a result of temporary, weather-related customer needs, or a brief suspension of activity by one or more of our competitors. Any significant decline in the worldwide demand for oil and gas or prolonged low oil or gas prices in the future, will likely depress development activity. We are unable to predict future oil and gas prices or the level of oil and gas industry activity.

We incur risks associated with contract bidding and the performance of extra work outside the original scope of work
      Most of our projects are performed on a fixed-price basis. We also perform projects on a day rate basis or cost-reimbursement basis. Changes in offshore job conditions and variations in labor and equipment productivity may affect the revenue and costs on a contract. These variations may affect our gross profits. In addition, typically during the summer construction season, and occasionally during the winter season, we bear a shared risk of interruptions, interferences and other delays caused by adverse weather conditions and other factors beyond our control with our customers. If the customer substantially increases the scope of our operations under the contract we are subjected to greater risk of interruptions, interferences and other delays as was the case with the EPC 64 contract. Pemex substantially increased the scope of our operations under this contract during 2000 to 2002, which subjected the project to greater interruptions due to adverse weather conditions and standby time as other contractors completed their work. When we perform extra work outside of the scope of the contract, we negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses and adversely affect our financial position, results of operations and our overall liquidity as is the case with respect to our current claims against Pemex.

We operate in a highly competitive industry
      Our business is highly competitive because construction companies operating offshore compete vigorously for available projects, which are typically awarded on a competitive bid basis. This competitive bid process could adversely affect our international expansion strategy and the likelihood of our being awarded projects in areas where we have not performed operations.
      Several of our competitors and potential competitors are larger and have greater financial and other resources. Competitors with greater financial resources may be willing to sustain losses on certain projects to prevent further market entry by other competitors. In addition, marine construction vessels have few alternative uses and high maintenance costs, whether they are operating or not. As a result, some companies may bid contracts at rates below our rates. These factors may adversely affect the number of contracts that are awarded to us and the profit margins on those contracts that are awarded to us. Additionally, as a result of the competitive bidding process, our significant customers vary over time.

Operating hazards may increase our operating costs and we have limited insurance coverage
      Offshore construction involves a high degree of operational risk. Risks of vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in offshore operations. These hazards may cause significant personal injury or property damage, environmental damage, and suspension of operations. In addition, we may be named as a defendant in lawsuits involving

7

potentially large claims as a result of such occurrences. We maintain what we believe is prudent insurance protection against the risk of physical loss or damage to our property and against the risk of liabilities to third parties. We do not, however, believe it is economically feasible to carry business interruption insurance on our assets. We cannot assure that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability.
      The fire aboard the Gulf Horizon in May 2004 has negatively impacted revenues, profitability and liquidity. The underwriters on the insurance policy covering the Gulf Horizon while on tow have filed an action seeking to avoid coverage. The process of collecting any insurance proceeds has continued to impact our liquidity. Proceeds received from the insurance company will be used either to repair the vessel, or if the vessel ultimately is determined to be beyond repair, we will be required to repay up to $5.0 million on our new CIT Group term loan.
      Hurricanes and other extreme weather conditions in the U.S. Gulf of Mexico and offshore Mexico occur on a relatively frequent basis. Our vessels located in the U.S. Gulf of Mexico, offshore Mexico and our marine bases are located in areas that could expose them to damage and/or total loss. These extreme weather conditions could potentially cause us to curtail our operations for a period of time, although, our domestic operations were not adversely impacted by the hurricanes that occurred in the U.S. Gulf of Mexico in 2005 and 2004. As a consequence of the hurricanes that occurred in the U.S. Gulf of Mexico, we may not be able to obtain further insurance coverage comparable with that of prior years, and we have experienced increased premiums for available insurance coverage and higher deductibles.

The seasonality of the marine construction industry may adversely affect our operations
      Historically, the greatest demand for marine construction services in the U.S. Gulf of Mexico has been during the period from May to September. This seasonality of the construction industry in the U.S. Gulf of Mexico is caused both by weather conditions and by the historical timing of capital expenditures by oil and gas companies to circumvent these weather conditions. As a result, revenues are typically higher in the summer months and lower in the winter months. During 2005, this historical seasonality was offset by the related hurricane repair work that we performed during the fourth quarter in the U.S. Gulf of Mexico. We expect this repair work to continue to offset the seasonality of our operations during the first quarter of 2006 as well. Although we pursue business opportunities in international areas that we believe will offset the seasonality in the U.S. Gulf of Mexico, we cannot be sure that any international work will offset the seasonality of our operations in the U.S. Gulf of Mexico.

Our international operations are subject to significant risks
      A key element of our strategy has been to expand our operations into selected international oil and gas producing areas, which we will continue to do. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

•	political, social, and economic instability;

•	potential seizure or nationalization of assets;

•	increased operating costs;

•	modification, renegotiation or nullification of contracts;

•	import-export quotas;

•	other forms of government regulation which are beyond our control;

•	war or terrorist activity; and

•	fluctuating currency values, hard currency shortages and controls on currency exchange and repatriation of income or capital.

8

      As we continue to bid on international projects, the exposure to the above mentioned risks will increase. As a result, we could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations.
      Additionally, our competitiveness in international areas may be adversely affected by regulations, including but not limited to regulations requiring:

•	the awarding of contracts to local contractors;

•	the employment of local citizens; and

•	the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.
      We cannot predict what types of the above events may occur.

We utilize percentage-of-completion accounting
      Since our contract revenues are recognized on a percentage-of-completion basis, we periodically review contract revenue and cost estimates as the work progresses. Accordingly, adjustments are reflected in income in the period when such revisions are determined. These adjustments could result in a revision of previously reported profits, which may be significant.

Estimates and assumptions that we use to prepare our financial statements could differ materially from actual future results
      The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We must apply significant, subjective and complex estimates and judgments in this process. Because of the inherent uncertainties in this process, actual future results could differ materially from our estimates.

We are dependent on key personnel
      Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the marine construction industry, both domestic and international. The loss of the services of any one of these persons could adversely impact our ability to implement our expansion strategy or perform awarded work.

We require highly skilled personnel
      We require highly skilled personnel to operate and provide technical services and support for our business. Competition for the skilled and other labor required for marine construction services has intensified due to increased demand for these services during 2005. Although competition for skilled and other labor has not materially affected us to date, shortages of qualified personnel could adversely affect our results of operations in the future.
      We currently have no employees that are unionized or employed subject to any collective bargaining or similar agreements. Unionization or similar collective actions by our employees, domestically and internationally, may adversely impact our cost of labor.

9

We may incur significant expenditures to comply with governmental regulations
      Our operations are subject to various governmental regulations, violations of which may result in civil and criminal penalties, injunctions, and cease and desist orders. In addition, some environmental statutes may impose liability without regard to negligence or fault. Although our cost of compliance with such laws has to date been immaterial, such laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of such laws on our future operations.
      We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

A possible terrorist attack or armed conflict could harm our business
      Terrorist activities, anti-terrorist efforts and other armed conflict involving the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our debt service, financial and other contractual obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for marine construction services. Oil and gas related facilities and assets, including our marine equipment, could be direct targets for terrorists attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is damaged or destroyed. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Our operations in international areas abroad may increase these risks.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements in this prospectus and in some of the documents that we incorporate by reference in this prospectus are forward-looking statements about our expectations of what may happen in the future. Statements that are not historical facts are forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements can sometimes be identified by our use of forward-looking words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “will,” “plan” and similar expressions.
      Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder value may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in “Risk Factors” beginning on page 1.
      Our management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events.

10

USE OF PROCEEDS
      We will not receive proceeds from any sale of common stock by the selling stockholders.
SELLING STOCKHOLDERS
      On March 31, 2005, the Company entered into a financing agreement (the “Financing Agreement”) with holders, and affiliates of holders, of our 16% and 18% Subordinated Secured Notes due March 31, 2007 (the “Subordinated Notes”), consisting of a $30 million senior secured term loan A facility and a $40 million senior secured term loan B facility. On June 10, 2005, we completed a debt for equity exchange transaction (the “Exchange Transaction”) pursuant to which we issued to the holders of our Subordinated Notes, 60,000,015 shares of our common stock and one million shares of our Series B Mandatorily Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”). In addition to issuing these securities in exchange for approximately $85 million of the approximately $110 million aggregate principal amount of outstanding Subordinated Notes and all of the 1,400 outstanding shares of our Series A Redeemable Participating Preferred Stock, these securities were issued in consideration of the holders of our Subordinated Notes consenting to the $70 million aggregate financing transaction that we closed on March 31, 2005 and release of the collateral securing the Subordinated Notes, amending the terms of the $25 million aggregate principal amount of Subordinated Notes that remain outstanding after the consummation of the Exchange Transaction (the 8% Subordinated Notes”) and, if applicable, participating in the $70 million financing transaction as a lender. During the fourth quarter of 2005, the Series B Preferred Stock was either exchanged for or converted into 554,139,356 shares of our common stock.
      On December 19, 2005, we completed a private placement (the “Private Placement”) of 52,650,000 shares of our common stock with several accredited investors at $0.38 per share, and contemporaneously exchanged (the “Exchange”) $8,000,000 in aggregate principal amount of 8% Subordinated Notes for non-interest bearing convertible notes (the“Convertible Notes”) that were converted into 21,052,632 shares of our common stock at $0.38 per share by December 31, 2005. We have also exchanged approximately $5.2 million aggregate principal amount of our 8% Subordinated Notes with holders who did not participate in the Exchange into 13,829,169 shares of our common stock on the same terms as the Private Placement.
      This prospectus relates to (i) 554,139,356 shares of our common stock that were issued upon the exchange and conversion of the Series B Preferred Stock, (ii) 52,650,000 shares of our common stock issued in the Private Placement, (iii) 34,881,801 shares of our common stock issued upon the exchange of a portion of our 8% Subordinated Notes and (iv) 55,966,907 shares of common stock that were previously registered under the Company’s Registration Statement on Form S-3 filed on December 28, 2005, as amended (File No. 333-130724). We are registering the sale of these 697,638,064 shares of our common stock by the selling stockholders listed below.

11

      The following table sets forth the number and percentage of our shares of common stock beneficially owned by the selling stockholders as of March 15, 2006, and the number and percentage of our shares of common stock that will be owned assuming the sale of all the shares offered hereby.

				Number of
	Number of	Percentage		Shares of	Percentage of
	Shares of	of Common	Number of	Common Stock	Common Stock
	Common Stock	Stock	Shares of	Beneficially	Beneficially
	Beneficially	Beneficially	Common Stock	Owned After	Owned After
Name of Selling Stockholder	Owned	Owned(1)	to be Sold	Offering	Offering(1)

Elliott Associates, L.P.(2)	151,522,184	19.9%	151,522,184	—	*
Elliott International, L.P.(3)	98,630,798	13.0%	98,630,798	—	*
Falcon Mezzanine Partners, LP(4)	80,014,385	10.5%	80,014,385	—	*
Highland Crusader Offshore Partners, L.P.(5)	56,083,170	7.4%	56,083,170	—	*
SACC Partners, LP(6)	58,523,119	7.7%	58,523,119	—	*
D.E. Shaw Laminar Portfolios, L.L.C.(7)	10,336,382	1.4%	10,336,382	—	*
Lloyd I. Miller, III	52,374,970	6.9%	52,374,970	—	*
Kevin G. Douglas and Michelle M. Douglas	5,402,035	*	5,402,035	—	*
Trust A-4, by Lloyd I. Miller, III(8)	39,544,078	5.2%	39,544,078	—	*
Trust C, by Lloyd I. Miller, III(9)	13,869,480	1.8%	13,869,480	—	*
Marli B. Miller(10)	1,946,164	*	1,946,164	—	*
Milfam II, L.P.(11)	20,452,346	2.7%	20,452,346	—	*
Douglas Family Trust(12)	2,701,019	*	2,701,019	—	*
James Douglas and Jean Douglas Irrevocable Descendant’s Trust(13)	2,701,019	*	2,701,019	—	*
Langley Partners, L.P.(14)	6,428,819	*	6,428,819		*
B. Riley & Co., Inc.(15)	5,419,175	*	5,419,175	—	*
Richard Riley	508,068	*	508,068	—	*
Lloyd I. Miller, III, Generation Skipping Trust, dated 12/31/91(16)	305,468	*	305,468	—	*
MilFam LLC(17)	678,975	*	678,975	—	*
Catherine C. Miller Irrevocable Trust, dated 3/26/91(18)	305,468	*	305,468	—	*
Alexandra B. Miller(19)	305,468	*	305,468	—	*
B. Riley & Co. Retirement Trust(20)	797,975	*	797,975	—	*
Bryant and Carleen Riley	574,944	*	574,944	—	*
Hedgehog Capital LLC(21)	14,969,233	2.0%	14,969,233	—	*
The Conus Fund, L.P.(22)	8,462,066	1.1%	8,462,066	—	*
East Hudson Inc. (BVI)(23)	1,647,666	*	1,647,666	—	*
The Conus Fund Offshore Ltd.(24)	1,557,340	*	1,557,340	—	*
The Conus Fund (QP) L.P.(25)	2,939,199	*	2,939,199	—	*
Rimrock High Income Plus (Master) Fund(26)	1,947,552	*	1,947,552	—	*
Milfam I, L.P.(27)	4,039,499	*	4,039,499	—	*
Delta Offshore, Ltd(28)	23,517,800	3.1%	23,058,000	459,800	*
Delta Institutional, LP(28)	14,620,900	1.9%	14,335,000	285,900	*
Delta Onshore, LP(28)	2,474,300	*	2,426,000	48,300	*
Delta Pleiades, LP(28)	2,350,000	*	2,304,000	46,000	*
Touradji Global Resources Master Fund, Ltd.(29)	7,895,000	1.0%	7,895,000	—	*
Talkot Crossover Fund L.P.(30)	1,880,000	*	1,880,000	—	*
Five Corners Partners L.P.(31)	752,000	*	752,000	—	*

Total	698,478,064	91.9%	697,638,064	840,000	*	%

12

*	Less than one percent.

(1)	Calculated on the basis of 759,631,773 shares of common stock, which is the number of shares of our common stock outstanding on March 15, 2006.

(2)	Paul E. Singer and Elliott Capital Advisors, L.P., a Delaware limited partnership and Elliott Special GP, LLC, a Delaware limited liability company, both of which are controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. Mr. Singer has both voting and investment decision power with respect to the shares held by Elliott Associates, L.P.

(3)	Hambledon, Inc., a Cayman Islands corporation which is also controlled by Mr. Singer, is the general partner of Elliott International, L.P. Elliott International Capital Advisors, Inc., a Delaware corporation which is also controlled by Mr. Singer, is the investment manager for Elliott International, L.P. Mr. Singer has both voting and investment decision power with respect to the shares held by Elliott International, L.P.

(4)	The general partner of Falcon Mezzanine Partners, LP is Falcon Mezzanine Investments, LLC, which has contracted with Falcon Investment Advisors, LLC to execute investment decisions on behalf of Falcon Mezzanine Partners, LP. Falcon Investment Advisors, LLC is a 100% owned subsidiary of Falcon Partners Holdings, LLC whose members are Alva Falconer Holdings, Rafael Fogel, William J. Kennedy Jr., Eric Y. Rogoff and John S. Schnabel. Falcon Partners Holdings, LLC also has a controlling interest in Falcon Capital Markets, LLC, a registered broker-dealer. Alva Falconer Holdings is the managing member of Falcon Partners Holdings, LLC, and holds a controlling interest. Alva Falconer Holdings is controlled by Mr. Sandeep D. Alva and has voting and investment decision power with respect to the shares held by Falcon Partners Holdings, LLC.

(5)	Highland Crusader Offshore Partners, L.P. is controlled by its general partner, Highland Crusader Fund GP, L.P., which is controlled by its general partner, Highland Crusader GP, LLC. Highland Capital Management, L.P. is the sole member of Highland Crusader GP, LLC. Strand Advisors, Inc. is the general partner of Highland Capital Management, L.P. and James D. Dondero is the president and director of Strand Advisors, Inc. James D. Dondero may be deemed to have both voting and investment decision power with respect to the shares held by Highland Crusader Offshore Partners, L.P.

(6)	Tom Kelleher is the General Partner of SACC Partners, LP and has both voting and investment decision power with respect to the shares held by SACC Partners, LP.

(7)	D.E. Shaw & Co. L.P., as investment adviser, has voting and investment decision power with respect to the shares owned by D.E. Shaw Laminar Portfolios, L.L.C. Julius Guadio, Eric Wepsic, Maximilian Stone, and Anne Denning, or their designees, exercise voting and investment control over the shares of D.E. Shaw & Co. L.P.’s behalf.

(8)	PNC Bank, N.A. (“PNC”) is the trustee of Trust A-4. Lloyd I. Miller, III (“Mr. Miller”) is the advisor to the trustee of Trust A-4 pursuant to that certain Investment Advisory Agreement, dated April 1, 2002, between PNC and Mr. Miller. As advisor to the trustee, Mr. Miller has both voting and investment decision power with respect to the shares held by Trust A-4.

(9)	Mr. Miller is the investment advisor to the trustee of Trust C. Trust C was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to PNC, the trustee named in the Trust Agreement. Mr. Miller shares beneficial ownership of the shares held by Trust C with PNC and has both voting and investment decision power with respect to the shares held by Trust C.

(10)	Mr. Miller has shared voting and investment decision power with respect to the shares held by Marli B. Miller pursuant to that certain PNC Advisors Custody Agreement established on December 9, 2003 by Marli B. Miller.

(11)	MilFam LLC is the General Partner of Milfam II, L.P., a Georgia limited partnership. As manager of MilFam LLC, the General Partner of Milfam II, L.P., Mr. Miller has both voting and investment decision power with respect to the shares held by Milfam II, L.P.

13

(12)	James Douglas, Jr. and Jean Douglas are the sole trustees of the Douglas Family Trust and share both voting and investment decision power with respect to the shares held by the Douglas Family Trust.

(13)	Kevin and Michelle Douglas are the sole trustees of the James Douglas and Jean Douglas Irrevocable Descendant’s Trust and share both voting and investment decision power with respect to the shares held by the James Douglas and Jean Douglas Irrevocable Descendant’s Trust.

(14)	Jeffrey Thorp is the Managing Member of Langley Capital, LLC, the General Partner of Langley Partners, L.P., and may be deemed to have both voting and investment decision power of Langley Partners, L.P. with respect to the shares deemed beneficially owned by Langley Capital, LLC.

(15)	Bryant Riley is the Chairman of B. Riley & Co., Inc., a registered broker-dealer, and has both voting and investment decision power with respect to the shares held by B. Riley & Co., Inc. Mr. Riley is the sole manager of Riley Investment Management, LLC, which is the general partner of SACC Partners. Therefore, Mr. Riley may be deemed to beneficially own SACC’s shares of common stock. Mr. Riley is the son of Richard Riley and the husband of Carleen Riley. He is also the sole trustee of B. Riley & Co. Retirement Trust.

(16)	Mr. Miller formed and serves as the trustee for a generation skipping trust. As trustee, Mr. Miller has both voting and investment decision power with respect to the shares held by Lloyd I. Miller, III Generation Skipping Trust, dated 12/31/91.

(17)	Mr. Miller is the manager of MilFam LLC, an Ohio limited liability company. As the manager of MilFam LLC, Mr. Miller has both voting and investment decision power with respect to the shares held by MilFam LLC.

(18)	Mr. Miller is the trustee of an Irrevocable Trust Agreement, made on March 26, 1991, by Catherine C. Miller, as the grantor, and Mr. Miller, as trustee, for the benefit of issue of the grantor. As trustee, Mr. Miller has both voting and investment decision power with respect to the shares held by the Catherine C. Miller Irrevocable Trust, dated 3/26/91.

(19)	Mr. Miller is the custodian to an account created pursuant to the Florida Uniform Gift to Minors Act for Alexandra Miller (“Alexandra UGMA”). As custodian, Mr. Miller has both voting and investment decision power with respect to the shares held by Alexandra UGMA.

(20)	Bryant Riley is the sole trustee of B. Riley & Co. Retirement Trust and has both voting and investment decision power with respect to the shares held by B. Riley & Co. Retirement Trust.

(21)	David T. Lu is the Managing Member of Hedgehog Capital LLC and has both voting and investment decision power with respect to the shares held by Hedgehog Capital LLC.

(22)	Andrew D. Zacks is the Managing Member of Conus Capital, LLC, the general partner of The Conus Fund, L.P., and may be deemed to have both voting and investment decision power of The Conus Fund, L.P. with respect to the shares deemed beneficially owned by Conus Capital, LLC.

(23)	Andrew D. Zacks is the Managing Director of Conus Partners, Inc., the investment manager of East Hudson Inc. (BVI), and has both voting and investment decision power with respect to the shares held by East Hudson Inc. (BVI).

(24)	Andrew D. Zacks is the Managing Director of Conus Partners, Inc., the investment manager of The Conus Fund Offshore Ltd., and has both voting and investment decision power with respect to the shares held by The Conus Fund Offshore Ltd.

(25)	Andrew D. Zacks is the Managing Member of Conus Capital, LLC, the general partner of The Conus Fund (QP) L.P., and may be deemed to have both voting and investment decision power of The Conus Fund (QP) L.P. with respect to the shares deemed beneficially owned by Conus Capital, LLC.

(26)	Dave Edington, Chris Chester, Steve Foulke, and Paul Westhead are the Managing Directors of Rimrock Capital Management LLC, the investment manager of the Rimrock High Income Plus (Master) Fund, and have both voting and investment decision power with respect to the shares held by the Rimrock High Income Plus (Master) Fund.

14

(27)	MilFam LLC is the General Partner of Milfam I, L.P., a Georgia limited partnership. As manager of MilFam LLC, the General Partner of Milfam I, L.P., Mr. Miller has both voting and investment decision power with respect to the shares held by Milfam I, L.P.

(28)	Trafelet & Company, LLC is the investment manager to Delta Offshore, Ltd., Delta Pleiades, LP, Delta Institutional, LP, and Delta Onshore, LP and has the authority to vote the shares held by such entities and is, therefore, deemed to own beneficially such securities. Remy Trafelet is the Managing Member of Trafelet & Company, LLC and has both voting and investment decision power with respect to the shares held by Delta Offshore, Ltd., Delta Pleiades, LP, Delta Institutional, LP, and Delta Onshore, LP.

(29)	Touradji Global Resources Masters Fund, Ltd. is an investment partnership managed by Touradji Capital Management LP. Paul Touradji as Managing Partner of Touradji Capital Management LP, has both voting and investment decision power with respect to the shares held by Touradji Global Resources Master Fund, Ltd.

(30)	Talkot Crossover Fund, L.P. is an investment partnership managed by Talkot Capital, LLC. Thomas B. Akin as the Managing General Partner of the Talkot Crossover Fund, L.P. and Managing Director of Talkot Capital, LLC, has both voting and investment decision power with respect to the shares held by Talkot Crossover Fund, L.P.

(31)	Five Corners Partners, L.P. is a subsidiary of Hoefer and Arnett Capital Management. Kevin Daly, as the manager of Five Corners Partners, L.P., has both voting and investment decision power with respect to the shares held by Five Corners Partners, L.P.
      In connection with the private placement of our common stock and the exchange of our 8% Subordinated Secured Notes referenced herein, we entered into a registration rights agreement with the selling stockholders pursuant to which they had the right to require us to file a registration statement under the Securities Act of 1933 so that they may sell the 87,531,801 shares of our common stock received in connection with such transactions. This registration rights agreement also requires us to file a registration statement with respect to the 554,139,356 shares of our common stock issued upon the conversion or earlier exchange of our Series B preferred stock.
PLAN OF DISTRIBUTION
      We are registering for resale 697,638,064 shares of our common stock on behalf of the selling stockholders and their transferees or other successors in interest that receive the shares as a distribution or other non-sale related transfer from them. Such transferees together with the stockholders named above are referred to in this prospectus as the selling stockholders. We will receive no proceeds from the sale of common stock by the selling stockholders.
      The selling stockholders may offer and sell shares of common stock from time to time as follows (if at all):

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of these methods of sale.
      If a selling stockholder sells shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock.

15

      The shares of common stock may be offered and sold from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.
      These offers and sales may be effected from time to time in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;

•	in ordinary brokerage transactions;

•	through the writing of options;

•	through privately negotiated transactions; or

•	through other types of transactions.
      In connection with sales of common stock or otherwise, and subject to applicable restrictions under the Securities Exchange Act of 1934, referred to in this prospectus as the Exchange Act, including Regulation M thereunder, the selling stockholders may enter into hedging transactions with broker-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders also may transfer shares of common stock in other circumstances in which case the transferees or other successors in interest will be the selling stockholders for purposes of this prospectus. The selling stockholders may sell short the common stock in connection with establishing “put-equivalent” positions permitted under Section 16(c) of the Exchange Act, and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover these short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act of 1933 may be sold under Rule 144 or another available exemption.
      The selling stockholders who are registered broker-dealers are “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be “underwriters” within the meaning of the Securities Act if such selling stockholder (i) did not acquire the shares of common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and such selling stockholders may be subject to certain additional regulations and statutory liabilities under the Securities Act and Exchange Act.
      The only selling stockholder which is a registered broker-dealer is B. Riley & Co. As a registered broker-dealer, it is an “underwriter” within the meaning of the Securities Act. The only selling stockholders who are affiliated with B. Riley & Co. are SACC Partners, LP, B. Riley & Co. Retirement Trust, Richard Riley and Bryant and Carleen Riley. Another selling stockholder, Falcon Mezzanine Partners, LP, is an affiliate of Falcon Capital Markets, LLC, a registered broker-dealer. To our knowledge,

16

no other selling stockholders are affiliated with any broker-dealers. Each of these selling stockholders represented to us that they each (i) acquired their shares of common stock in the ordinary course of business, (ii) do not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock, and (iii) did not receive any securities as underwriting compensation. We are also not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities.
      At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.
      The selling stockholders and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling stockholders and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
      All expenses incurred in connection with the registration of the shares, including printer’s and accounting fees and the fees, disbursements and expenses of our counsel and of a single counsel selected by the selling stockholders will be borne by us. Commissions, brokerage fees and discounts, if any, attributable to the sales of the shares of common stock by the selling stockholders will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act. We and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.
      In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.
      Agents, underwriters or dealers may engage in transactions with or perform services for us in the ordinary course of business.
LEGAL MATTERS
      The validity of the common stock offered by this prospectus will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.
EXPERTS
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financing reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Horizon Offshore, Inc. and subsidiaries as of and for the year ended December 31, 2005 incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 (filed March 15, 2006), have been audited by Grant Thornton LLP,

17

independent registered public accounting firm, as indicated in their reports with respect thereto, and are included herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated statements of operations, stockholders’ equity and cash flows of Horizon Offshore, Inc. and subsidiaries for the year ended December 31, 2003 incorporated in this prospectus by reference to our Annual Report on Form 10-K (filed March 15, 2006), have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the issuance of Subordinated Notes on March 11, 2004 and the Company’s financing and liquidity position) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-3, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy that information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You can call the SEC at 1-800-SEC-0330 for more information about the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov.
      We maintain an Internet site at http://www.horizonoffshore.com that contains information about our business. The information contained at our Internet site is not part of this prospectus.
      The SEC allows us to “incorporate by reference” much of the information we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.
      We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934; provided however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005 (filed on March 15, 2006);

•	Our current reports on Form 8-K, and any amendments thereto, filed on February 3, 2006, February 6, 2006, February 22, 2006, March 2, 2006, March 13, 2006, March 22, 2006 and April 3, 2006;

•	The description of our common stock set forth under the heading “Description of Capital Stock” in our registration statement on Form S-1, File No. 333-43965, originally filed with the SEC on January 9, 1998; and

•	All documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act (other than current reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering.

18

      Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      You should rely only on the information incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.
      At your request, we will provide you with a free copy of any of these filings. You may request copies by writing or telephoning us at:
Horizon Offshore, Inc.
2500 CityWest Boulevard, Suite 2200
Houston, Texas 77042
Attn: William B. Gibbens, III
(713) 361-2600

19

8,000,000 Shares
Horizon Offshore, Inc.
Common Stock

PROSPECTUS SUPPLEMENT
                        , 2006

Lehman Brothers

Jefferies & Company
Johnson Rice & Company L.L.C.
Oppenheimer & Co.